EXHIBIT 2

Oi S.A.

CNPJ/MF No. 76.535.764/0001-43

NIRE 3330029520-8

Publicly-held Company

Management Proposal to be submitted to the approval of the Annual General Meeting to be held on April 29, 2015, as set forth in CVM Instruction 481/09.

Dear Shareholders,

Management of Oi S.A. (“Company”) hereby submits to its Shareholders its proposal on the matters included in the Agenda of the Annual General Meeting to be held on April 29, 2015:

(i) Audit Management accounts, analyze, discuss and vote Management Report and the Financial Statements for the fiscal year ended December 31, 2014, together with the independent auditor’s opinion and the Fiscal Council’s opinion

The Company’s management proposes that Shareholders analyze Management accounts and the financial statements for the fiscal year ended December 31, 2014, and, after careful analysis, approve the aforesaid documents, which are available at the Company’s and CVM’s websites, as set forth in CVM Instruction No. 481/09, together with the independent auditor’s opinion, the form of the standardized financial statements (DFP) – and management comments on the Company’s financial condition.

(ii) Analyze, discuss and vote Management Proposal with respect to the allocation of net profit for the fiscal year ended December 31, 2014

The Company’s management proposes the approval of the allocation of profit or loss for the year ended December 31, 2014, based on the terms and conditions of the documents attached hereto.

(iii) Set the overall annual compensation payable to the Company’s Management and members of the Fiscal Council

The Company’s management proposed the compensation annual overall amount for Management and Fiscal Council as follows: overall annual compensation (i) for the Board of Directors, in the amount of up to R$8,369,802.00; (ii) for the Executive Board, in the amount of up to R$50,371,865.00; and (iii) for the Fiscal Council, in the amount of up to R$605,455.00. It must be noted that, in case of the Fiscal Council, the elected members will receive compensation. If the individual cannot attend the meetings, they are responsible to send an alternate, who will be compensated with the same amount as owed to the elected member.

(iv) Elect the members of the Audit Committee and respective alternates

The Company’s management proposes the election, with a term until the 2016 Annual General Meeting, of the following members of the Audit Committee and respective alternates, whose resumes are included in item 12.8 of the Company’s Reference Form attached hereto:

MEMBERS	ALTERNATE MEMBERS
Allan Kardec de Melo Ferreira	Newton Brandão Ferraz Ramos
Aparecido Carlos Correia Galdino	Sidnei Nunes
Umberto Conti	Alcinei Cardoso Rodrigues

Rio de Janeiro, April 30, 2015.

Board of Directors

EXHIBIT I
(Call Notice)
Call Notice	5

EXHIBIT II
(ITEM 10 OF THE REFERENCE FORM)

Management’s comments on financial and equity conditions	7
Operating and financial income	68
Relevant Effects on Financial Statements	74
Changes in accounting practices, exceptions and emphasis	78
Critical accounting policies	92
Internal controls	96
Allocation of Provisions of public offerings	97
Relevant Items not proved in the Financial Statements	98
Comments on items not proved in the financial statements	99
Business plan	99
Other Relevant Factors	111

EXHIBIT III

(PROPOSAL FOR ALLOCATION OF NET PROFIT, PURSUANT TO THE TERMS OF EXHIBIT 9-1-II OF CVM INSTRUCTION NO. 481/09)

Proposal for Allocation of Net Profit, Pursuant to the Terms of Exhibit 9-1-II of CVM Instruction No. 481/09	112

EXHIBIT IV
(Items 12.6 to 12.10 of the Reference Form)

Composition and professional experience of the audit committee	117
Compositions of statutory boards and audit, financial and compensation committees	118
Résumés indicated by the Controlling Shareholder for reelection as members of the Audit Committee of the Company	119
Family Relationship	120
Subordination relations, service provision or control among administrators and controlled companies, controllers and others	120

EXHIBIT V
(Items 13.1 to 13.16 of the Reference Form)

Compensation policy and practice	122
Overall compensation by body	131
Variable compensation	134
Share-based compensation plan	136
Interests held by body	141
Share-based compensation	142
Outstanding options	142
Options exercised and shares delivered	142
Stock/option pricing	142
Pension plan	143

Maximum, minimum and average compensation	143
Compensation/indemnity mechanisms(contract-based compensation)	143
Related-party’s share in compensation	144
Compensation – other functions	144
Compensation recognized – controlling shareholder	144
Other material information	145

EXHIBIT I

Call Notice

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

ORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (the “Company”) calls the shareholders of the Company to attend the Ordinary General Shareholders’ Meeting to be held on April 29, 2015, at 11:00 a.m., at the Company’s headquarters, located at Rua Lavradio No. 71, Centro, in the City and State of Rio de Janeiro, to decide on the following Agenda:

1)	acknowledge the management accounts, examine, discuss and vote on the Management Report and Financial Statements for the year ended December 31, 2014, accompanied by the report of the Independent Auditors and the report of the Fiscal Council;

2)	examine, discuss and vote on the Management Proposal for the allocation of net income for the year ended December 31, 2014;

3)	determine global annual compensation for Management and the members of the Company’s Fiscal Council; and

4)	elect the members of the Fiscal Council and their respective alternates.

GENERAL INSTRUCTIONS:

1. The documentation relating to the Agenda items are available for examination by shareholders at the Company’s headquarters and on its investor relations website (www.oi.com.br/ri), as well as through the website of the Brazilian Securities Regulator (Comissão de Valores Mobiliários, the “CVM”) (www.cvm.gov.br), in accordance with CVM Instruction 481/09.

2. Shareholders wishing to personally participate or be represented by an attorney-in-fact in the Ordinary General Shareholders’ Meeting must deliver the following documents to the Company’s General Management and Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City and State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., at least 2 business days before the Meeting takes place: (i) for legal entities: notarized copies of the legal entity’s Articles of Incorporation, Bylaws or Articles of Association, minutes recording the election of its Board of Directors (if one exists) and minutes recording the election of its Executive Officers that include the election of the legal representative(s) that will be present at the Meeting; (ii) for individual persons: notarized copies of the shareholder’s identification document and Brazilian taxpayer’s registry (CPF); and (iii) for investment funds: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as minutes recording the election of the legal representative(s) that will be present at the Meeting. In addition to the documents listed in items (i), (ii) and (iii) above, as the case may be, if a shareholder is being represented by an attorney-in-fact, the respective notarized proxies, conferring special powers, must also be delivered, as well as notarized copies of the identity documents and minutes recording the election of the legal representative(s) that will sign the proxy form, as well as the identity documents and Brazilian taxpayer registry of the person(s) acting as proxy. These measures are intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered under the Stock Exchange’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated at least two business days prior to this Meeting.

Rio de Janeiro, March 30, 2015.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

EXHIBIT II

ITEM 10 OF THE REFERENCE FORM

(management’s comments on the Company’s financial condition)

10.1. Management’s comments on:

The information below was analyzed and commented by the Company’s management:

a) overall financial and equity conditions

The Company’s Executive Board understands that the Company has sufficient financial and equity conditions to offer an integrated mix of communication products that includes fixed and mobile telephone services, data transmission (including broadband), Internet and ISP services, pay-TV and other services for residential customers, small-, medium- and large-sized companies, and governmental agencies, as well as perform its obligations in the short and medium term.

The Company believes that its current working capital is sufficient for the current requirements and cash, including third-party borrowings are sufficient to finance its activities and cover its cash requirement, at least, for the next twelve (12) months.

The Company’s overall liquidity, measured by the sum of current and noncurrent assets less the sum of current and noncurrent liabilities, amounted to 19,311 million on December 31, 2014; 11,524 million on December 31, 2013; 11,109 million on December 31, 2012.

b) capital structure and possibility of redemption of shares or quotas, indicating: (i) events of redemption; (ii) redemption amount calculation formula

The Company’s share capital, fully subscribed and paid-in, amounted to (i) R$21,438.2million, represented by 286,155,319 common shares and 572,316,691preferred shares as of December 31, 2014, (ii) R$7,471.2 million, represented by 599,008,629 common shares and 1,198,077,775 preferred shares as of December 31, 2013, and (iii) R$7,308.8 million, represented by 599,008,629 common shares and 1,198,077,775 preferred shares as of December 31, 2012.

The meetings of the Board of Directors held on April 30, 2014 and May 5, 2014 approved the increase of the Company’s share capital in the total amount of R$13,960 million (of which R$8,250 million in cash and R$5,710 million through the assets of PT Portugal), upon the issuance and subscription of 2,262,544,570 common shares and 4,525,089,141 preferred shares, all registered, book-entry and without par value.

On November 18, 2014, the reverse split of all common and preferred shares issued by the Company was approved, at the ratio of 10:1, so that each group of ten shares of each class was grouped in one single share of the same type, either common or preferred. The shares issued by the Company traded on the NYSE in the form of ADSs were also subject to a reverse split of shares, at the same ratio stipulated for the reverse split of shares in Brazil, so that the ADSs will continue to be traded at the ratio of one ADS for each share.

As a result of the reverse split, the 2,861,553,190 common shares and 5,723,166,910 preferred shares represented 286,155,319 common shares and 572,316,691 preferred shares, respectively.

In general, preferred shares have no voting rights, have priority in the receipt of non-cumulative minimum dividend of 6% per year, calculated on the product from the division of share capital and the total number of the Company’s shares, or of 3% per year, calculated on the product from the division of equity and the total number of the Company’s shares, whichever the higher.

The Company’s capital structure, in terms of percentage of own capital and third-party capital was as follows: on December 31, 2014, 19% of own capital and 81% of third-party capital; on December 31, 2013, 16% of own capital and 84% of third-party capital; on December 31, 2012, 16% of own capital and 84% of third-party capital.

There is no statutory provision for the redemption of shares issued by the Company, other than those set forth in the law; therefore, redemption can be made as set forth in article 44 of the Brazilian Corporate Law.

THE EXTRAORDINARY GENERAL MEETINGS HELD ON FEBRUARY 27 AND AUGUST 10, 2012 APPROVED THE ISSUANCE, FOR PURPOSES OF PAYMENT OF BONUS, OF REDEEMABLE CLASS “B” AND CLASS “C” PREFERRED SHARES, WITH THE SAME RIGHTS SET FORTH IN THE BYLAWS FOR ALL CLASSES OF PREFERRED SHARES, CLASS “B” PREFERRED SHARES BEING

The information below were analyzed and commented by the Company’s management:

i) introduction or disposal of operating segment

On May 5, 2014, the Company acquired PT Portugal, and since then, it fully consolidated its profit, loss, assets and liabilities. Upon the sale of shares issued by PT Portugal to Altice and approval of preparatory measures for the sale of Africatel, as mentioned in item ii below, the Company classified PT Portugal’s operations and the operations in Africa as assets held for sale and liabilities related to assets held for sale, as set forth in CPC31/IFRS5.

Additionally, because it represents an important separate business line, the results of operations of PT Portugal, from May 5 to December 31, 2014, are stated as discontinued operations in one single caption in the income statement. Line item “Discontinued operations” in the income statement includes losses in the amount of R$4,164,478 relating to the adjustment of the carrying amount of PT Portugal to its sales price, less related expenses.

The operations in Africa are consolidated in the income statement since May 5, 2014.

There was no introduction or sale of operating segment in the fiscal years ended December 31, 2013 and 2012.

ii) establishment, acquisition or disposal of equity interest

The Company’s financial statements were impacted due to the acquisitions and disposals of equity interests, the most relevant of which are described below. For additional information on these transactions, see item 6.5 hereof.

PT Portugal

In May 2014, in conformity with the business combination plan among the Company and Portugal Telecom, SGPS, S.A. (“PT SGPS” or “PT”), the Company’s capital increase was approved through the payment by PT of all shares issued by PT Portugal SGPS, S.A. (“PT Portugal”).

PT Portugal and its subsidiaries basically operate in the telecommunications and multimedia sectors in Portugal (such operating segment is hereinafter referred to as “Telecommunications in Portugal”) and in other African and Asian countries (such operating segment is hereinafter referred to as “Other business”).

Disposal of PT Portugal’s Shares to Altice

On December 9, 2014, the Company and Altice Portugal S.A. (“Altice PT”), a wholly-owned subsidiary of Altice S.A., (“Altice”), have entered into a purchase and sale agreement with respect to all shares issued by PT Portugal to Altice PT, primarily encompassing the operations conducted by PT Portugal in Portugal and Hungary.

On January 22, 2015, the shareholders of PT SGPS approved the disposal by Oi of all shares issued by PT Portugal to Altice PT, based on the terms and conditions outlined in the Share Purchase and Sale Agreement. Hence, the suspensive condition set forth in the aforesaid agreement was implemented.

Under the approved transaction, Oi will dispose of to Altice all shares issued by PT Portugal, at the enterprise value corresponding to 7.4 billion Euros, with cash and debt adjustments, including an expected deferred payment (“earn-out”) of 500 million Euros relating to PT Portugal’s future revenue generation. The price to be paid by Altice will be normally adjusted based on terms and conditions of similar transactions, according to PT Portugal’s cash position on the closing of the transaction.

The effective disposal of the shares issued by PT Portugal is also subject to the conclusion of corporate restructuring measures so as to restrict the business to be disposed of and segregate PT Portugal’s investments that will not be disposed of, including the investments in Africatel GmbH & Co. KG, in Timor Telecom S.A. and the investments held by PT Portugal in Rio Forte Investments S.A. (which are subject to exchange with PT for Oi’s shares), as well as all or part of PT Portugal’s debt, and the obtaining of the necessary competition authorizations, by operation of applicable law.

Approval of measures in preparation for the sale of Africatel

In the meeting of the Board of Directors, held on September 16, 2014, Oi’s management was authorized to adopt the necessary measures for the disposal of the Company’s stakes in Africatel Holdings B.V. (“Africatel”), corresponding to 75% of Africatel’s share capital and/or its assets. Oi will lead the sales process, notwithstanding it believes that it is in the best interest of both Africatel’s shareholders to maximize the value of its investments so that such sale is made in coordination with Samba Luxco S.à.r.l (“Samba Luxco”), an associate of Helios Investors L.P., which holds the remaining 25% of Africatel’s share capital. Oi is endeavoring to work with local partners and each of the operational companies in which Africatel has invested so as to ensure a coordinated transition of its stake in such companies.

GlobeNet

In December 23, 2013, the Company announced the completion of the transfer transaction, based on which the Company has transferred all equity interest held in GlobeNet to BTG Pactual YS Empreendimentos e Participações S.A. The transaction, in the amount of R$1,779 million, was financially settled in January 2014.

The gain from the sale of GlobeNet was recorded in December 2013 in other operating income amounted to R$1,497 million, less related transaction costs.

Mobile Towers

On December 3, 2013, the Company has entered into an agreement with SBA Torres Brasil, for the transfer of shares corresponding to 100% of the share capital of one of its subsidiaries, which owned 2,007 mobile telephone telecommunication towers. The transaction was completed on March 31, 2014 and the gain recorded in other operating income, less related transaction costs, amounted to R$1.3 billion.

On June 24, 2014, the Company has entered into a new agreement with SBA Torres Brasil, for the transfer of shares corresponding to 100% of the share capital of one of its subsidiaries, which owned 1,641 mobile telephone telecommunication towers. The transaction was completed on December 1, 2014 and the gain recorded in other operating income, less related transaction costs, amounted to R$1.1 billion.

Corporate Restructuring

At the General Meetings held on February 27, 2012, the shareholders of Oi (Tele Norte Leste Participações S.A. (“TNL”), TMAR, Coari Participações S.A. (“Coari”) and the Company) approved the Corporate Restructuring comprising together the partial spin-off of TMAR and the merger of the spun-off portion into Coari, followed by the merger of shares issued by TMAR into Coari and the mergers of Coari and TNL into the Company, which began to hold all equity interests in Oi group companies and became the sole Oi group company whose shares are traded on stock exchange, and which had its corporate name changed to Oi S.A. at the date of these general meetings.

Continuing the process of Corporate Restructuring, TNL PCS (mobile operator of Regions I and III) was incorporated by Oi Móvel (mobile operator of Region II) in February 2014. As a result of such, Oi Móvel became the sole operator to provide mobile network services of Oi in Brazil.

For a further description of the corporate restructuring, see item “6.5” hereof.

iii) unusual events or transactions

Not applicable, since there were no relevant unusual events or transactions in the fiscal years ended December 31, 2014, 2013 and 2012, that had significantly impacted or may significantly impact the financial statements.

The Company’s shares also had voting rights and priority in the refund of capital, without premium, while Class “C” preferred shares entitled their holders to priority in the receipt of minimum, non-cumulative dividend of 3% of equity per Company’s share, without voting right. These classes “B” and “C” preferred shares were immediately redeemed at the amount of R$2.543282 per share at the general meeting held on February 27, 2012 and 0.300168346064 per share at the general meeting held on August 10, 2012; in both corporate events, the amendment to the Company’s Bylaws so as to reflect the creation of these shares due to the immediate redemptions made at each meeting was relinquished.

c) payment capacity in relation to financial commitments assumed

The Company issues securities in the domestic and foreign markets to refinance its short-term debt, under normal business conditions.

The Company’s main cash requirements refer to:

•	working capital;

•	Payment of the Company’s debts;

•	capital investments by investing in transactions, expanding the Company’s networks and enhancing the technical capability and capacity of the Company’s networks;

•	dividends arising from our shares, including as interest on capital.

The Company’s transactions in residential and personal and corporate mobility segments correspond to a source of high generation of cash to the Company, thus enabling the reliable management of its financial commitments The Company also expects that investments made over the past years, plus the investments to be possible made in the future, increase its cash generation, thus steadily strengthening its cash flow and credit measurements and enhancing its capacity to honor commitments. Moreover, if it believes that acquiring loans to honor its commitments is necessary, the Company believes that it has capacity to currently contract them.

Additionally, the Company has contracted Revolving Credit Facilities in the amounts of US$1.0 billion and R$1.5 billion from syndicates comprised of global banks, in November 2011 and December 2012, respectively. These transactions comprise a significant liquidity base, strengthening the capital structure and credit profile, besides enabling higher efficiency in terms of cash management.

Therefore, considering is capacity and history of cash generation and fundraising, its liquidity position and debt profile, the Company believes that it will have no problems to meet its financial commitments.

d) sources of financing used for purposes of working capital and investments in noncurrent assets

The Company’s primary liquidity sources are traditionally the following:

•	cash flows from operating activities;

•	short- and long-term loans; and

•	sale of debt securities in domestic and foreign capital markets.

The Company’s main source of funds is the cash flow from its operating activities and that of its subsidiaries’ operating activities. The cash flow provided by these operating activities of fiscal year ended on December 31, 2014 was R$3,653 million related to continued operations and R$1,878 million related to discontinued operations, R$7,035 million in the year ended December 31, 2013, R$3,910 million in the year ended December 31, 2012 and R$1,839 million in the year ended December 31, 2011.

In addition, the Company normally seeks to finance its investments in properties, plants and equipment using bank loans, suppliers’ financing, transactions in the capital market and other financing methods, that enable a flow of investments that ensure its long-term growth and a higher generation of value to its shareholders.

e) sources of financing for purposes of working capital and investments in noncurrent assets intended to be used to cover liquidity constraints

The sources of financing for purposes of working capital and investments in noncurrent assets that the Company can use to cover probable liquidity constraints are those referred to in item “d”, i.e.:

•	cash flows from operating activities;

•	short- and long-term loans; and

•	sale of debt securities in domestic and foreign capital markets.

f) debt levels and debt characteristics, describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; and (iv) potential restrictions on the Company, in particular in relation to debt limits and contracting of new debts, distribution of dividends, disposal of assets, issuance of new securities and transfer of shareholding control

Management informs that the Company’s consolidated indebtedness was influenced by the group’s corporate restructuring occurred on February 27, 2012, comprising the mergers of Coari and TNL and the transformation of Telemar Norte Leste S.A. (“TMAR”) into the Company’s wholly-owned subsidiary. As a result of the corporate restructuring, R$21,102 million were assumed by the Company in the consolidated indebtedness.

The Company raises funds in the capital market or through bilateral loans and credit facilities from the BNDES and Export Credit Agencies to finance its investment, debt rescheduling and working capital plan. In the fiscal year ended December 31, 2014, total consolidated raising, net of costs, was R$2,665 million and the total consolidated repayment of principal and interest was R$5,054 million and R$2,590 million, respectively. In the fiscal year ended December 31, 2013, total consolidated raising, net of costs, was R$3,435 million, and total consolidated repayment of principal and interest was R$3,568 million and R$2,231 million, respectively. In the fiscal year ended December 31, 2012, total consolidated raising, net of costs, was R$7,067 million, and total consolidated repayment of principal and interest was R$4,980 million and R$2,382 million, respectively.

In the fiscal years ended December 31, 2014, 2013 and 2012, the Company’s consolidated debt was R$33,295 million, R$34,347 million, and R$32,871 million, respectively. The Company’s debt level substantially raises finance costs, reflecting in the income statement. Finance costs consist mainly of interest on borrowings and other liabilities, inflation adjustment and exchange rate fluctuations, taxes on financial transactions, among others. In the fiscal year ended December 31, 2014, the Company’s finance costs totaled R$5,891 million, of which R$2,933 million referred to interest on borrowings and debentures payable. In the fiscal year ended December 31, 2013, the Company’s finance costs totaled R$4,650 million, of which R$2,452 million refer to interest on borrowings and debentures payable. In the fiscal year ended December 31, 2012, the Company’s finance costs totaled R$4,491 million, of which R$2,066 million refer to interest on borrowings and debentures payable.

On December 31, 2014, the total debt amount (as prescribed by OFÍCIO-CIRCULAR/CVM/SEP/N°01/2014, for item “3.7” of the Reference Form) was R$83,478 million (R$58,571 million on December 31, 2013 and R$58,041 million on December 31, 2012) and the debt ratio (current liabilities plus noncurrent liabilities, divided by equity of controller shareholder) was 4.69 (5.08 on December 31, 2013 and 5.22 on December 31, 2012).

Interest rates paid by the Company depend on a series of factors, including interest rates effective in the Brazilian and international markets and the risk assessments of the Company, the sector where the Company operates and the Brazilian economy, made by potential lenders, potential buyers of debt securities issued by the Company and risk rating agencies that asses the Company and the debt securities issued by it.

Standard & Poor’s, Moody’s and Fitch keep the Company’s ratings and those of the debt securities issued by it. Any downgrading could give rise to an increase in interest and other finance costs for borrowings taken by the Company and debt securities issued by it, and could affect its capacity to obtain financing in satisfactory conditions or at the amounts required by us.

The tables below show the changes in the Company’s debt relating to borrowings and financing at the respective dates:

Borrowings and Financing by Nature

In millions of Reais	On December 31,			TIR % (December 31, 2014)	Maturity
	2014	2013	2012
BNDES (National Bank for Economic and Social Development)	5,872	5,916	6,367	10,64	Dec/2014 to Jul/2021
Public Debentures	7,807	9,414	8,221	11,49	Dec/2014 to Jul/2021
Financial Institutions	22,645	21,053	19,365
CCB	4,504	3,192	3,186	11,82	Dec/2014 to Jan/2028

CRI	1,497	1,428	1,361	8,08	Dec/2014 to Aug/2022
Senior Notes	1,137	1,137	1,137	11,91	Dec/2014 to Sept/2016
ECA Facilities	3,532	4,355	4,124	8,26	Dec/2014 to May/2022
Senior Notes	11,601	10,594	9,153	12,56	Dec/2014 to Feb/2022
Others	374	348	404	11,97	Dec/2014 to Dec/2033
Subtotal	36,324	36,383	33,953
Cost of raising incurred	(474)	(530)	(607)
Total	35,850	35,854	33,346
Current	4,464	4,159	3,114
Non-current	31,386	31,695	30,232

Composition of the Debt per Currency

In millions of Reais	On December 31,
	2014	2013	2012
Reais	21,068	21,287	20,497
United States Dollar	12,368	12,159	10,844
EURO	2,413	2,408	2,005
Total	35,850	35,854	33,346

Composition of the debt per Index

In millions of Reais	On December 31,
	2014	2013	2012
Fixed rate	14.146	13.078	11.431
CDI (Interbank Deposit Certificate)	9.811	10.233	9.139
TJLP (Long-Term Interest Rate)	5.149	5.139	5.538
IPCA (Amplified Consumer Price Index)	3.798	3.576	3.377
Libor	2.762	3.743	3.794
Others	182	84	67
Total	35.850	35.854	33.346

Maturity Schedule

The debts have the following maturity schedule:

Fiscal Year	On December 31, 2014 (in millions of Reais)
2016	5,130
2017	7,285
2018	3,509
2019 and the following fiscal years	11,883

Total	31,752

(i)	relevant borrowing and financing agreements

Financing denominated in local currency

Development Banks

The Company and its subsidiaries contract financing from BNDES so as to finance the expansion and enhancement of the fixed and mobile network quality throughout the Brazilian territory and for purposes of performance of regulatory obligations.

In April 2014, the Company and its subsidiaries disbursed R$836 million (of which R$209.7 million to Oi, R$408.4 million to TMAR and R$217.9 million to Oi Móvel). Transaction costs associated with this issuance, in the amount of R$3.4 million, are amortized in profit or loss for the year, based on the contractual terms of said issuance at the effective rate.

In 2014, installments of principal plus inflation adjusted interest were repaid in the total amount of R$1,356 million.

Additionally, the Company and its subsidiaries have effective financing agreements entered into with the BNDES and other development banks in the North and Northeast region in 2009 and 2010 to support their investment projects, including the objectives outlined herein.

The table below shows selected information on the borrowings and financing taken by the Company from BNDES on December 31, 2014:

Loan	Balance (In millions of Reais)	Interest	Repayment		Maturity

Loan
Oi Móvel 2009 facility:
Loan A(1)	1,885	TJLP + 3.95%	Monthly	(2)	December, 2018
Loan B(1)	215	4,50%	Monthly	(2)	December, 2018
Telemar 2012 facility:
Loan A	1,465	TJLP + 4.08%	Monthly	(3)	July, 2021
Loan B	130	2,50%	Monthly	(4)	January, 2021
Loan D	152	TJLP + 2.18%	Monthly	(3)	January, 2021

Loan E	15	TJLP	Monthly	(3)	January, 2021
Oi 2012 facility:
Loan A	778	TJLP + 4.08%	Monthly	(3)	July, 2021
Loan B	58	2,50%	Monthly	(2)	January, 2021
Loan C	170	2,50%	Monthly	(3)	January, 2021
Oi Móvel 2012 facilities:
Loan A	860	TJLP + 4.08%	Monthly	(3)	July, 2021
Loan B	113	2.50%	Monthly	(2)	July, 2021
Loan C	31	2.50%	Monthly	(3)	July, 2021

(1)	On September 30, 2013, Oi and Telemar’s obligations assumed in 2009 by TNL PCS, as approved by BNDES. As a result of the merger of TNL PCS into Oi Móvel in February 2014, Oi Móvel assumed TNL PCS’s obligations related to these credit facilities.
(2)	The repayment of such subloan will begin in February 2015.
(3)	The repayment of such subloan will begin in August 2015.

Credit facilities entered into with BNB

In December 2014, Oi Móvel has entered into a credit facility with Banco do Nordeste do Brasil S.A. (BNB) in the total amount of up to R$370.6 million. The funds prom such credit facility will be used to finance part of the investment in the Northeast region of Brazil over the next two years. This borrowing bears interest corresponding to 8.24% p.a., with downstep of 15% available for prepayment of interest. Interest is paid on a quarterly basis from December 2014 to December 2016 and on a monthly basis from January 2017 to December 2022, when principal must also be repaid. On December 31, 2014, there is no outstanding principal balance since no disbursement was made.

In February 2009 TNL PCS entered into a credit facility with Banco do Nordeste do Brasil S.A., or BNB, whereby BNB agreed to disburse loans in the total amount of up to R$369 million. The funds from such credit facility were used for investments in Telemar’s mobile telephone telecommunication infrastructure in the Northeastern region of Brazil. In 2009, R$370 million was disbursed. This loan bears interest corresponding to 10.0% p.a., with down step of 15% available for interest. Interest is paid on a monthly basis until the maturity in February 2019. Principal amount started to be paid in March 2011, in 96 equal, monthly installments. On December 31, 2014, the balance of outstanding principal of such credit facility was R$88.6 million. As a result of the merger of TL PCS into Oi Móvel in February 2014, Oi Móvel assumed TNL PCS’s obligations provided in these loan agreements.

In the year ended December 31, 2014, installments of principal and adjusted interest, in the amount of R$18 million, were repaid.

CCB

In December 2012 the Company has contracted a revolving credit facility from Banco do Brasil, Bradesco, HSBC and Santander, in the amount of R$1,500 million. Such credit facility bear interest based on the CDI plus 1.10% p.a., though monthly payments. In August 2014, R$1,300 million was disbursed through the Bank Credit Certificate (CCB). On December 31, 2014, the balance of outstanding principal of such credit facility was R$1,300 million.

In May 2008, TMAR took a credit facility with a Brazilian financial institution, in the amount of R$4,300 million. Borrowings under such credit facility were originally indexed to the payment of fluctuation of the CDI rate plus 1.30% per year, by means of semiannual payments in May and November of each year. In May 2011, the Company renegotiated such borrowing, so that: (a) between May 2011 and May 2014, the interest rate was fixed in the payment of the CDI rate plus 1.00% per year; and (b) between May 2014 and May 2018, the interest rate was fixed in the payment of the CDI rate plus 1.83% per year. On December 31, 2014, the balance of outstanding principal of such credit facility was R$3,071 million.

Financing denominated in foreign currency

ECA credit facilities

Company and TMAR take financing from export credit agencies to finance part of the investments in equipment and services that incorporate international technology.

In June 2014, US$382.5 million (R$855.8 million) arising from a financing agreement entered into by TMAR and “China Development Bank” was repaid in June 2011.

In May 2014, US$30.3 million (R$67.8 million) arising from a financing agreement entered into by TMAR and “Cisco System Capital” was repaid in March 2011.

In April 2014, US$98.1 million (R$222.8 million) arising from a financing agreement entered into by TMAR and “Export Development Canada” was disbursed in July 2012.

In March 2014 US$92.,5 million (R$209.4 million) arising from a financing agreement entered into by Oi and Office National Du Ducroire/Nationale Delcrederedienst- ONDD in March 2013 was disbursed, in the total amount of US$257 million to finance part of the investments during the next two years.

TMAR is a party to effective agreements entered into with the main export credit agencies: SEK – “SwedishExport Corporation”; CDB – “China Development Bank”; ONDD – “Office National Du Ducroire”; and FEC – “FinnishExportCredit”.

In October 2013, US$9.8 million (R$21.4 million), in June US$5.6 million (R$12.5 million) and in February 2013 US$21 million (R$41.8 million), relating to a financing agreement entered into among TMAR and SEK – “Swedish Export Corporation” in June 2011 was disbursed, completing the availability of funds to be disbursed under such agreement.

In February 2013, US$95.7 million (R$190.3 million) relating to a financing agreement entered into among TMAR and “Export Development Canada”.

In February 2013 R$12 million relating to a financing agreement entered into among TMAR and SEK – “Swedish Export Corporation” in June 2011, and R$93 million relating to a financing agreement entered into among TMAR and FEC – “Finnish Export Credit” was repaid.

In January 2013 R$43 million relating to a financing agreement entered into among TMAR and “Nordic Investment Bank” in July 2008 was repaid.

Export Credit Facility entered into with the Export Development Canada (“EDC”)

In July 2012 TMAR entered into with EDC an Export Credit Facility Agreement, whereby EDC agreed to disburse a loan in the total amount of up to US$200 million. The amount raised was and will be used to finance investments in infrastructure (capital expenditures - CAPEX) relating to fixed and mobile telephone services. This loan bears fixed interest of 2.25% p.a. Principal will be repaid in 17 semiannual installments, paid between May 2014 and May 2022. On December 31, 2014, the balance of outstanding principal was R$176.5 million.

Credit facility entered into with EKN

In June 2011 TMAR entered into an export credit agreement with EKN (Swedish Export Corporation, or SEK) and Deutsche Bank in the principal amount of up to R$103 million. Disbursements of US$5.1 million, US$8.5 million, US$39.1 million, US$14.1 million, US$21.1 million, US$5.7 million, and US$9.8 million relating to this agreement were made in July 2011, November 2011, July 2012, October 2012, February 2013, June 2013 and October 2013, respectively. The funds from such export credit facility were used to finance the purchase of equipment related to TMAR’s capital expenditures in fixed telephony and mobile telecommunication infrastructure. This export credit facility bears fixed interest of 2.21% p.a. Interest will be paid semiannually and principal will be paid in 17 equal semiannual installments, whose repayment will begin in February 2012 until February 2021. On December 31, 2014, the balance of outstanding principal of such credit facility was R$75.5 million.

Credit facility entered into with FINNVERA

In June 2008, TMAR entered into an export credit agreement with FINNVERA in the principal amount of up to US$300 million. The funds from such export credit facility have been used to finance the purchase of equipment related to TMAR’s capital expenditures in fixed and mobile telephone infrastructure. Such export credit facility bears interest based on the fluctuation of the LIBOR rate plus 1.07% p.a. Interest will be paid semiannually and maturity will take place in December 2018. Principal will be paid in 17 equal semiannual installments, whose repayment will begin in December 2014. On December 31, 2013, the balance of outstanding principal of such credit facility was R$141.2 million.

In August 2009, TMAR entered into an export credit agreement with FINNVERA through a financing line in the principal amount of up to US$500 million. The funds from such export credit facility were used to finance the purchase of equipment related to TMAR’s capital expenditures in fixed telephony and mobile telecommunication infrastructure. Such export credit facility bears interest based on the fluctuation of the LIBOR rate plus 1.07% p.a. Interest will be paid semiannually and maturity will take place in December 2019. Principal will be paid in 17 equal semiannual installments, whose repayment will begin in August 2011. On December 31, 2014, the balance of outstanding principal of such credit facility was R$294.1 million.

In December 2011, TMAR entered into an export credit agreement with FINNVERA through a financing line in the principal amount of up to US$200 million.

The funds from such export credit facility were used to finance the purchase of equipment related to TMAR’s capital expenditures in fixed telephony and mobile telecommunication infrastructure. Such export credit facility bears interest based on the fluctuation of the LIBOR rate plus 0.90% p.a. Interest will be paid semiannually. Principal will be paid in 17 equal semiannual installments, whose repayment will begin in February 2013. On December 31, 2014, the balance of outstanding principal of such credit facility was R$152.9 million.

Credit Facility entered into with Nordic Investment Bank

In July 2008 TMAR entered into a Credit Facility Agreement with Nordic Investment Bank, whereby Nordic Investment Bank agreed to release a credit facility in the total amount of US$250 million. The funds from such credit facility were used to finance investments in infrastructure (capital expenditures – CAPEX).

Under such credit facility, the Company disbursed the principal of US$100 million (“Loan A”) and US$150 million (“Loan B”) was disbursed. This borrowing bears interest corresponding to the fluctuation of the LIBOR rate plus a spread of 1.18% p.a., in the case of Loan A and 0.80 % p.a., in the case of Loan B, paid semiannually. Principal of Loan A will be repaid in 17 semiannual installments, the first maturing in July 2010; and the principal of Loan B will be repaid in 11 semiannual installments, the first maturing in July 2010. On December 31, 2014, the balance of outstanding principal was R$74.3 million.

Credit Facility entered into with ONDD

In March 2013, the Company entered into a Credit Facility Agreement with ONDD (“Office National Du Ducroire/NationaleDelcrederedienst”) in the total amount of US$ 257 million, comprised of US$128.5 million (“Tranche A”) and US$128.5 million (“Tranche B”) to finance part of the investments in infrastructure – CAPEX. Such credit facility bears interest corresponding to the fluctuation of the Libor rate plus a spread of 1.5% p.a., paid semiannually, beginning September 2014. Principal will be repaid in 18 semiannual installments beginning September 2014 for Tranche A and beginning September 2015 for Tranche B, with final repayment maturity in March 2024. On December 31, 2014, the balance of outstanding principal was R$92.1 million.

Credit Facility entered into with China Development Bank

In February 2009 TMAR entered into a Credit Facility Agreement with China Development Bank Corporation (“China Development Bank”), whereby China Development Bank agreed to release a credit facility in the total amount of up to US$300 million. The funds raised were used to finance investments in infrastructure (capital expenditures – CAPEX). Such credit facility bears interest corresponding to the fluctuation of the LIBOR rate plus a spread of 2.5% p.a., paid semiannually, beginning April 2009. Principal will be repaid in 11 semiannual installments, between in April 2011 to February 2016. On December 31, 2014, the balance of outstanding principal was R$87.7 million.

In October 2009 TMAR entered into a Credit Facility Agreement with China Development Bank, whereby China Development Bank agreed to release a credit facility in the total amount of up to US$500 million. The funds raised were used to finance investments in infrastructure (capital expenditures – CAPEX). Such credit facility bears interest corresponding to the fluctuation of the Libor rate plus a spread of 2.5% p.a., paid semiannually, beginning April 2010. Principal will be repaid in 11 semiannual installments, between April 2012 and October 2016. On December 31, 2014, the balance of outstanding principal was R$87.7 million.

In June 2011 TMAR entered into a Credit Facility Agreement with China Development Bank, whereby China Development Bank agreed to release a credit facility in the total amount of up to US$500 million. The disbursement in the amount of US$380 million was made in July 2011, and in June 2014 the total principal and interest amount was amortized. On December 31, 2014, there was no balance of outstanding principal and interest due to the advance payment made in June 2014.

Credit Facility entered into with Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”)

In April 2010 TMAR entered into a Credit Facility Agreement with Crédit Agricole, in the total amount of up to US$220 million, in two tranches of $110 million each. Disbursements were used to finance investments in infrastructure (capital expenditures – CAPEX) relating to fixed and mobile telephone services. Such borrowing bears interest corresponding to the fluctuation of the Libor rate plus a spread of 1.40% p.a., paid semiannually. Principal will be repaid in 17 semiannual installments, as from August 2011 for the first Loan and August 2012 for the second tranche. TMAR entered into with the National Office of Du Ducroire, the Belgian export credit agency, an insurance policy in connection with said borrowing. On December 31, 2014, the balance of outstanding principal was R$146.3 million. This borrowing matures (i) in August 2019, in relation to the first tranche; and (ii) in August 2020, in relation to the second tranche.

Export Credit Facility entered into with Cisco Systems Capital

In March 2011 TMAR entered into an Export Credit Facility Agreement with Cisco Systems Capital (“Cisco”), whereby Cisco agreed to release a credit facility in the total amount of up to US$100 million, and in May 2014 the total principal and interest amount was amortizes. On December 31, 2014, there was no balance of outstanding principal and interest due to the advance payment made in May 2014.

Senior Notes

In February 2012, the Company issued Senior Notes in the amount of US$1,500 million (R$2,741 million), to refinance debts, in addition to general corporate purposes. The final maturity will be February 2022. In July 2012 the Company transferred this issuance, net of borrowing costs, to its wholly-owned subsidiary Oi Brasil Holdings Cooperatief through an additional indenture. Transaction costs associated with this issuance, in the amount of R$12 million (US$6 million), are amortized in profit or loss for the year, based on the contractual terms of said issuance at the effective rate.

The Company has other issuances of Senior Notes in foreign currency in the international capital market carried out by its subsidiary TMAR in 2009 and 2010. Due to the Corporate Restructuring approved on February 27, 2012, these issuances were added to the Company’s debt, which replaced TMAR as the issuer. For further information on the issuances of Senior Notes by the Company and/or TMAR, please see items “18.5” and “18.8” hereof.

The purposes of these raising of funds, totaling R$12,737 million in the consolidated on December 31, 2014, is the reschedule the company’s debt profile and reduce the company’s debt cost, investments and general corporate purposes.

Public Debentures

For further information on the issuance of debentures, please see items “18.5” and “18.8” hereof.

(ii) other long-term relationships with financial institutions

On December 31, 2014, in addition to long-term relationships with financial institutions, which are reported in item (i) above, we have the following transactions:

Real Estate Receivables Certificates (CRI)

In August 2010 TMAR transferred 162 properties to our wholly-owned subsidiary Copart 4 Participações S.A., or Copart 4, and Oi transferred 101 properties to our wholly-owned subsidiary Copart 5 Participações S.A., or Copart 5. TMAR entered into 12-year lease agreements for the continuing use of all properties transferred to Copart 4 and Oi entered into 12-year lease agreements for the continuing use of all properties transferred to Copart 5.

Copart 4 and Copart 5 assigned the rights to flows of receivables, that correspond to all payments under these leases to BSCS - Brazillian Securities Companhia de Securitização, which issued real estate receivables certificates (CRIs), backed by these receivables. CRIs were acquired by Brazilian financial institutions.

We received a net revenue relating to the assignment of lease credits in the total aggregate amount of R$1,585,000.00 on a consolidated basis and confirmed our obligation to make the payments assigned as a short- and long-term debt in our consolidated financial statements. Yield from such transaction was used to pay the short-term debt. In June 2012, Copart 4 and Copart 5 partially amortized the CRIs issued by them for a total amount of R$392.5 million. Beginning December 31, 2013, the aggregate responsibility for these leases amounted to R$922,000,000.00.

The assets and liabilities of Copart 5 are consolidated at the balances of the Company’s financial statements, since the key risks and benefits arising from such transaction remain in the Parent.

(iii) level of subordination among debts

Except for those debts collateralized by a security interest, there is no level of subordination among the Company’s debts. Debts collateralized by a security interest are entitled to the priorities and prerogatives set forth in the law.

For further information on the level of subordination of the Company’s debts, see item “3.8.” hereof.

(iv) potential restrictions imposed to us in relation to debt limits and taking of new debts, distribution of dividends, disposal of assets, issuance of new securities and transfer of shareholding control

The Company is subject to certain financial obligations that limit its ability to incur additional debts. The debt level and requirements and limitations imposed by some of the debt instruments entered into by the Company can adversely affect its results of operations and financial condition.

In particular, the terms and conditions of some of these debt instruments restrict the capacity of the Company and its subsidiaries to:

•	incur additional debt;

•	tender collaterals;

•	pledge assets;

•	sell or dispose of assets; and

•	undergo liquidation or winding up;

Moreover, some of these financial instruments include clauses that require the Company to maintain certain specific financial ratios, the most restrictive being described below:

•	Consolidated debt divided by consolidated EBITDA for the 12 prior months below or equal to 4.5 at the end of each quarter until maturity;

•	Consolidated EBITDA for the 12 prior months divided by consolidated finance costs for the 12 prior months above or equal to 1.75 at the end of each quarter until maturity;

•	Consolidated debt dividend by consolidated debt plus equity below or equal to 0.95 at the end of each quarter until maturity.

Temporary change in financial commitments

On February 12, 2015, the General Debentureholders Meeting (“AGD”) of the Nine Issuance of Debentures ratified the authorization for the sale of PT Portugal to Altice, including the consummation of the corporate restructuring necessary for the consummation of said sale. Also on that date, the AGD of the Fifth and Ninth Issuance of Debentures approved: (i) the authorization for the consummation of the corporate restructuring, through the merger of shares issued by the Company into Telemar Participações S.A. resulting in the raising of the Company’s governance level at BM&FBOVESPA; and (ii) the temporary change of ratios resulting from the determination of the financial maximum leverage covenants to be determined by the Company, in relation to the four quarters of 2015, arising from the result obtained by dividing the Company’s total gross debt and the EBITDA, which must be equal to or below 4.5 times, except in the events of before or after the effective transfer of shares issued by PT Portugal to Altice and payment of the price to the Company that is necessary to consider PT Portugal’s and its subsidiaries’ debts in the calculation of the total gross debt, which must be equal to or below 6.0 times, calculated based on the Company’s interim financial information and annual financial statements for the fiscal year of 2015.

Beginning the first quarter of 2016 (including), the ratios resulting from the determination of the abovementioned financial covenants must be again those currently set out in the respective Issuance Indentures, that is, ratio between the Company’s total debt and EBITDA below or equal to 4.0, calculated based on the consolidated balance sheet or ratio between the Company’s EBITDA and debt service above or equal to 1.75 based on the consolidated balance sheet, including the respective change in the Issuance Indenture.

As a result of the approval of the abovementioned items, the payment of the “Waiver Fee” by the Company to the Debentureholders of the fifth issuance was approved in the amount of R$143.107735 per 2nd series debenture (CetipCode: TNLE25), totaling R$3,521 and the ninth issuance in the amounts of R$105.378745 per 1st series debenture (Oi BR-D91), totaling R$4,215, and R$126.997862 per 2nd series debenture (Oi BR-D92), totaling R$20,320.

The Company has been negotiating with its lenders the temporary change of the maximum amounts of financial leverage covenants (gross debt/EBITDA) relating to the four quarters of 2015 taking into account the process for the sale of PT Portugal to Altice.

In the fiscal years ended December 31, 2014, 2013 and 2012, the Company met its financial commitments and believes that it has capacity to satisfy these financial commitments in 2015.

g) limits for use of the financing already taken

Credit facilities taken and used

In relation to the financing denominated in local currency described in item “10.1 f (i)” above, the Company has the following limits contracted ad used:

•	Company’s and its subsidiaries’ agreement entered into with BNDES in 2012, in the amount of R$5,418 million: the Company has a contracted limit of up to R$1,484 million, making withdrawals until December 31, 2014 in the total amount of R$992 million, corresponding to 67% of the total limit contracted and limit available for withdrawal in the amount of R$702 million for use, as investments are made, corresponding to 47% of total credit facility. Telemar Norte Leste has taken a limit of R$2,431 million, making withdrawals until December 2014 in the total amount of R$1,730 million, corresponding to 71% of the total limit contracted, with a limit available for withdrawal in the total amount of R$701 million, corresponding to 29% of the total limit contracted. Oi Móvel and TNL PCS (which was merged by Oi Móvel on February 1, 2014) have taken a total limit of R$1,503 million and made withdrawals in the total amount of R$9881 million until December 2014, corresponding to 66% of the total limit contracted, with a limit available for withdrawal of R$515 million, corresponding to 34% of the total limit contracted.

•	Credit facility between TMAR and EDC - In July 2012 TMAR entered into with EDC an Export Credit Facility Agreement, whereby EDC agreed to disburse a loan in the total amount of up to US$200 million. TMAR disbursed US$104 million in April 2014 and US$96 million in February 2013, totaling 100% of the total contractual limit. The amounts raised were and will be used to finance investments in infrastructure (capital expenditures - CAPEX) relating to fixed and mobile telephone services. This loan bears fixed interest of 2.25% p.a. Principal will be repaid in 17 semiannual installments, the first maturing in May 2014. On December 31, 2014, the balance of outstanding principal was R$176.5 million. This loan matures in May 2022.

•	Credit facility entered into between Telemar Norte Leste and EKN - Exportkreditnämnden (Swedish Export Credits): Telemar Norte Leste has entered into in July 2011 an agreement in the total amount of US$103 million, making withdrawals of US$5 million in July 2011, US$9 million in November 2011, US$39 million in July 2012, US$14 million in November 2012, US$21 million in February 2013, US$6 million in June 2013 and US$10 million in October 2013, totaling 100% of the total limit contracted.

Credit facilities taken and not used

In December 2014 the Company entered into a financing agreement with Banco do Nordeste do Brasil (BNB) in the amount of US$370.6 million to finance part of the investments in the Northeast Region of Brazil during the next two years. There was no disbursement under such credit facility until the date hereof.

In October 2014 the Company entered into a facility agreement with Finnvera (Finnish Export Credit Ltd), in the amount of R$397.4 million in order to finance part of the investments during the next two years. There was no disbursement under such credit facility until the date hereof.

In November 2011, the Company and its subsidiaries entered into a revolving credit facility (Revolving Credit Facility) in the amount of US$1 billion over a period of five years, with a syndicate of international banks. There was no disbursement under such credit facility until the date hereof.

The transactions under the revolving credit facility were structured so that the Company and its subsidiaries can make use of the credit facility on any time, during the periods contracted. These transactions comprise a significant liquidity base, strengthening the capital structure and credit profile, besides enabling higher efficiency in terms of cash management.

h) significant changes in each component of the financial statements

h.1) Income Statements

Fiscal year ended December 31, 2014 compared with fiscal year ended December 31, 2013 (Consolidated)

The discussion of the results of operations below is based on the Company’s consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. The Company’s management uses the information on business segments in the decision-making process. The business segments are identified through the nature of the services and the technology used in the provision of telecommunication services.

The generation of revenue of each of the business segments is analyzed by Management in the classification by customer in the following categories:

Residential services, focus on the sale of fixed telephone services, including voice services, data transmission services (broadband) and pay TV;

Personal mobility focus on the sale of mobile telephone services to post and prepaid customers and mobile broadband customers; and Corporate including corporate solutions for our corporate small-, medium- and large-sized customers.

The table below shows the components of the consolidated income statement, as well as the percentage fluctuation in relation to the prior year, for the years ended December 31, 2014 e 2013.

	2014	2013	% change
Residential	9.995	10.303	(3,0)
Personal mobility	9.011	9.290	(3,0)
Corporate	8.311	8.455	(1,7)
Other services and business	929	374	148,4
Sales and/or service revenue	28.246	28.422	(0,6)
Operating expenses
Depreciation and amortization	(4.535)	(4.278)	6,0
Interconnection	(2.690)	(3.966)	(32,2)
Personnel	(2.829)	(2.534)	11,6
Outside services	(6.259)	(6.120)	2,3

Network maintenance services	(1.923)	(2.328)	(17,4)
Phone and other equipment costs	(730)	(515)	41,8
Publicity and advertising	(674)	(557)	21,0
Rents and insurance	(3.120)	(2.120)	47,2
Provisions / reversals	(779)	(657)	18,6
Allowance for doubtful debts	(649)	(923)	(29,7)
Taxes and other expenses	(1.629)	(1.508)	8,0
Other operating income, net	3.246	2.370	37,0
Operating profit (loss) before finance income (costs) and taxes	5.675	5.286	7,4

Finance income (costs)
Finance income	1.345	1.375	(2,2)
Finance costs	(5.891)	(4.650)	26,7
Profit (loss) before taxes	1.129	2.011	(43,9)
Income tax and social contribution	(1.120)	(519)	115,8
Profit from continuing operations	9	1.492	(99,4)
Discontinued operations
Profit (loss) from discontinued operations (net of taxes)	(4.415)
Profit (loss) for the year	(4.406)	1.492	(395,3)
Profit (loss) attributable to the controlling shareholder	(4.407)	1.493	(395,2)
Profit (loss) attributable to the noncontrolling shareholder	1

In the discussion below, any references to increases or decreases in any period are made in relation to the corresponding prior period, except if otherwise indicated.

The comparison of the results from operations for 2014 and the results from operations for 2013 is influenced by the consolidation of results from operations in Africa beginning May 5, 2014. The main effects arising from the consolidation of operations in Africa are described in the discussions below.

Sales and/or service revenue

The net operating revenue dropped 0.6% in 2014, primarily owing to the decrease by 3.0% in net revenue from residential services, 3.0% in net revenue from personal mobility services and 1.7% in net revenue from corporate services, whose effects were partially offset by the increase by 148.4% in operating revenue from other services and business, primarily owing to the consolidation of results in Africa beginning May 5, 2014, which generated a new revenue from other services and business in the amount of R$635 million.

Residential

The net operating service revenue accounted for 35.4% of the net revenue generated by the segment in the year ended December 31, 2014. Such Oi’s segment includes fixed telephone services, including voice services, data transmission services (broadband) and pay TV. The table below shows the total number of retail lines (or accesses) and net additions (deductions) in the years ended December 31, 2014 and 2013.

Revenue generating units (in thousands):	2014	2013	% change
Fixed telephone services	10.957	11.750	(6,7)
Broadband	5.259	5.258	0,0
Pay TV	1.247	829	50,4
Total	17.463	17.837	(2,1)
Net additions (in thousands)
Fixed telephone services	(793)	(728)	8,9
Broadband	1	156	(99,4)
Pay TV	418	72	480,6
Total	(374)	(500)	(25,2)

The net operating revenue from residential services dropped 3.0% primarily owing to (1) the decrease in the fixed telephone customer base; and (2) decrease in fixed-mobile tariffs (VC). These effects were partially offset by the increase in revenue from broadband and pay TV, primarily as a result of the sales of converging offers and the upselling strategy, which has been positively affecting the residential ARPU.

The multiproduct approach for the residential segment is focused on integrated domiciles, so as to increase its share in the customer budget when selling multiplay services, increase ARPU and customer loyalty.

Revenue Generating Units (UGR) of Residential Services - Overview

Fixed. The number of fixed telephone customers in the residential segment was 10,957 thousand and net disconnections totaled 793 thousand landlines in 2014 against 728 thousand in 2013. The Company has been working in the implementation of various initiatives to achieve the business turnaround. One of the initiatives involves the package for residential products, which consists of the installation of a landline and broadband in one single technical visit.

The commercial focus on the convergence uses the pay TV as a strategic tool to offer converging packages that combine all services (fixed telephone, broadband, pay TV and mobile services), as well as plans in the Personal Mobility segment that promote the fixed-mobile convergence. Converging offers, such as Oi Conta Total (“OCT”) and Oi Voz Total (“OVT”).

Oi Conta Total is a triple-play postpaid offer that combines fixed telephone, broadband and postpaid mobile services and that can be combined with pay TV (quadruple-play) and mobile data packages. Oi Voz Total is a double-play offer that combines landline and prepaid mobile services so as to promote the fixed-mobile convergence and increase customer loyalty. All these offers have very low disconnection rates when compared to separate products.

Broadband. The number of broadband customers in the residential segment was 5,259 thousand, which is stable when compared to 2013. The penetration of Oi’s fixed broadband in houses that already had Oi products reached 48.0%, 3.2 percentage points above the 44.2% recorded at the end of 2013, as a result of the Company’s initiatives to improve retention and profit from its customers, by investing in the expansion and capacity of its broadband network and increase of the speed offered to customers. The average speed for residential broadband customers grew 17.6%, to 4.5 Mbps in 2014. The UGR share with speed above 5 Mbps and above 10 Mbps has also increased by 49.6% and 22.6%, respectively, in relation to the prior year. Currently, about 64.5% of the gross additions has speed above 5 Mbps and 28.6% has speed above 10 Mbps.

Together with pay TV, the broadband plays an important role in the increase of profitability through converging offers. Consequently, the broadband churn reflects the Company’s strategy of focusing on enhancing the quality of its customer base.

Pay TV. The Pay TV customer base in the residential segment was 1,247 thousand UGR, a growth by 50.4% compared to the same period in the prior year. Oi TV’s strong performance is based on the differentiated value proposition, with Globo’s high-definition regional content and superior packages at competitive prices, coupled with the improvement in the mix of sales in the customer base. Oi TV offers more channels, including high-definition open channels in all packages, a large variety of Globo channels (the highest number of Globo channels among pay TV operators), new pay per view services and DVR (digital video recorder). Moreover, in 2 thousand municipalities, Oi is the only pay TV operator offering Globo channels, which contributes to differentiate Oi TV’s offer even more. All these differentials are supported by one solid satellite capacity, which will offer continuing improvements in Oi’s pay TV product in the long term.

Oi TV’s new offer is also increasing the upselling potential of Oi’s portfolio, resulting in a growth in the ARPU and playing a strategic role in the retention and increase of the loyalty of residential customers, which translates in a better performance in terms of churn rate. As recently seen, Oi TV is posting a consistent, sustainable growth in terms of the customer base, upon the addition of excellent customers, with early churn and default of the first payment under control.

Residential ARPU. The Company had 10,957 thousand homes connected to the network by the end of 2014, of which 62%, or 6,793 thousand homes, with more than one Oi product. As a result of converging offers, the residential ARPU continues to post positive results, in the amount of R$74.0, a growth by 4.5% compared to 2013. Such performance arises from the growth in fixed broadband and Pay TV, as well as loyalty and retention initiatives.

Personal mobility

The net operating revenue from the personal mobility segment accounted for 31.9% of the net revenue generated by the segment in the year ended December 31, 2014. Such segment includes the sale of pre and postpaid mobile telephone services, including voice and data transmission services provided to our personal mobility customers. The table below shows the total number of mobile lines and net additions in the years ended December 31, 2014 and 2013.

Mobile telephone customers (in thousands):	2014	2013	% change
Postpaid	7.140	6.708	6,4
Prepaid	41.322	41.019	0,7
Total	48.462	47.727	1,5
Net additions (in thousands)
Postpaid	432	236	83,1
Prepaid	303	1.187	(74,5)
Total	735	1.423	(48,3)

The net operating revenue from personal mobility services dropped 3.0% primarily owing to the drop by 34.8% in the network use revenue, as a result of the reduction in VU-M interconnection tariffs. Such drop was partially offset by the increase in prepaid recharge revenues, mobile date revenue and phone sale.

Revenue Generating Units (UGR) of Mobile Services - Overview

Prepaid. The number of prepaid customers was 41,322 thousand, a growth by 0.7% compared to 2012.

In line with the Company’s focus on cash generation and financial sustainability, Oi is focused on the prepaid segment, owing to its intrinsic characteristics, such as scale, low customer attraction costs, no invoice issuance and collection cost, no default and favorable impact on working capital.

In 2014 the volume of gross recharges grew 6% compared to 2013. Recharges continued to post solid results and reached even higher levels of volume and consumption by yearend. The Company continued to encourage recharge consumption when offering packages with daily tariffs and weekly / monthly packages using active marketing tools.

The consumption of mobile data in the prepaid segment continues to post a consistent growth in terms of mobile internet, due to the sale of additional packages that supplement the offers to the customer and the use of active marketing tools. Such performance continued to rely on the results of VAS 2.0 services, such as Oi Apps Club, Oi Conselheiro, Oi Saúde and Para Aprender, and the profitability of traditional services, such as voice mail, in addition to the continuing increase of value added service sales channels.

Postpaid. The number of postpaid customers was 7,140 thousand, a growth by 6.4% compared to 2013. Oi Controle plan posted an annual growth of 13.7%, reaching 42.7% of Oi postpaid customer base. The postpaid churn rate improved consistently, mainly due to the higher quality of sales, which also explains the postpaid customer base growth.

Oi Controle plan has a strategic value for the Company since it combines the history of no default and the favorable impact on working capital, advantages that are inherent to prepaid offers, with a more solid consumption profile, similar to postpaid packages. Therefore, such hybrid plan shows a more attractive ARPU and a churn rate lower than that of prepaid plans.

In 2014 the Company simplified and reduced its postpaid and control plan portfolio offered to the market, that is, from 27 to 14 plans, combining voice and data packages in the entire portfolio. Such initiative reduces operating costs when simplifying the sales process and improve the voice and data ARPU of new customers, in line with the Company’s focus on the operational turnaround.

The revenue from mobile internet in the postpaid segment grew 31% compared to 2013, due to the growth in the penetration of 3G / 4G smartphones and data packages.

2G, 3G and 4G LTE coverage. Oi’s 2G coverage reached a total number of 3,386 municipalities, corresponding to 93% of the urban population in Brazil, an annual growth of 44 municipalities. The Company has been improving its 3G coverage and network capacity to meet growing data consumption demands and take advantage from the opportunities in the mobile data segment.

Oi also offers data package using the 4G LTE technology in 45 municipalities, accounting for 36% of the Brazilian urban population.

Mobile ARPU. The mobile ARPU considers the total mobile revenues (personal mobility + corporate / PMEs) on the standpoint of a separate mobile telephone company, that is, it considers the revenue arising from the traffic between mobile and fixed divisions (intercompany), but it excludes the revenue from long-distance calls originating from a mobile phone included in the STFC license (fixed voice concession). Such amount is then divided by the average customer base to reach the mobile ARPU.

In 2014 the mobile ARPU was R$18.7, a drop by 5.9% compared to 2013, impacted by the decrease of 25% in interconnection tariffs, but partially offset by the increase in data revenue and the volume of recharges in the prepaid segment. The mobile ARPU, excluding the interconnection revenue, grew 6.1% compared to 2013.

Corporate

The net operating revenue from the corporate segment accounted for 29.4% of the net revenue generated by the segment in the year ended December 31, 2014. This segment includes corporate solutions offered to small-,medium- and large-sized corporate customers, including voice services and corporate data solutions. The table below shows the total number of retail lines (or accesses) and net additions in the years ended December 31, 2014 and 2013.

Fixed accesses in the retail segment (in thousands):	2014	2013	% change
Fixed	4.822	5.105	(5,5)
Broadband	617	630	(2,1)
Mobile	2.478	2.511	(1,3)
Total	7.917	8.246	(4,0)
Net additions (in thousands)
Fixed	(283)	(317)	(10,7)
Broadband	(13)	36	(136,1)
Mobile	(33)	(444)	(92,6)
Total	(329)	(725)	(54,6)

The net operating revenue from corporate services dropped 1.7% primarily owing to the decrease in fixed-mobile (VC) and mobile VU-M interconnection tariffs. These effects were partially offset by the increase in revenues from IT and data services in the corporate segment and the increase in the revenue from PMEs mobility, coupled with the Company’s commitment to profitability and productivity.

The number of corporate customers totaled 7,917, a drop by 4.0% compared to the end of 2013, an effect of the focus on sales quality, coupled with the restructuring of the PMEs channel.

Revenue Generating Units (UGR) of the Corporate segment - Overview

Corporate. The corporate segment (PMEs) continued to focus on the productivity through initiatives to boost margins. The segment is implementing initiatives for the Company’s transformation through the simplification of the product portfolio, commission model and activity processes, in addition to the focus on franchises as the primary sales channel.

With productivity as the higher priority in the corporate segment, Oi posted an improvement in the first payment default levels and reduces costs on commissions compared to the prior year. Despite the increase in the number of net disconnections and the drop in gross additions, the segment has been focusing on the quality of processes and, therefore, has been showing successive improvements in quality metrics, such as reduction of the average installations and repair time.

Corporate. IT and data communication services continues to boost the expansion of the revenue from the corporate segment. The innovative data center, cloud and IT offers, coupled with telecommunication solutions, posted a substantial annual growth of 38.5%, contributing to an increase of the share in non-voice service revenue to 62% by the end of 2014. The non-voice service revenue grew 12.4% compared to 2013. The strategy of the corporate segment is to seek continuing revenues and higher profitability.

Oi posted a growth in data communication by 8.8% compared to 2013, mainly due to network services and Internet protocol (IP) services. When comparing to 2013, the VPN network construction services grew 9.5%, while Internet protocol (IP) services grew 48.4% and digital fixed telephone trunks posted a growth by 6.5%.

Operating expenses (income)

Oi’s operating expenses (income) dropped 2.4% in the year ended December 31, 2014, primarily owing to:

Drop by 32.2%, or R$1,276 million, in interconnection costs;

Growth by 37%, or R$876 million, in other net operating revenue;

Drop by 17.4%, or R$405 million, in network maintenance services; and

Drop by 29.7%, or R$274 million, in the allowance for doubtful debts.

The effects of these factors were partially impacted by the increase in expenses below:

Growth by 47.2%, or R$1,000 million, in rent and insurance costs;

Growth by 11.6%, or R$295 million, in personnel expenses;

Growth by 6.0%, or R$257 million, in depreciation and amortization costs;

Growth by 41.7%, or R$215 million, in phone and other costs;

Growth by 21.0%, or R$117 million, in publicity and advertising expenses;

Growth by 18.6%, or R$122 million, in provisions / reversals;

Growth by 8%, or R$121 million, in taxes and other expenses; and

Growth by 2.3%, or R$139 million, in third-party service costs.

Hence, Oi’s operating profit before finance income and costs and taxes grew 7.4%, to R$5,675 million in the year ended December 31, 2014 compared to R$5,286 million in the same period of 2013. As a percentage of net revenue, operating profit before finance income and costs and taxes grew 20.1% in the year ended December 31, 2014 compared to 18.6% in the same period of 2013.

Interconnection. Interconnection costs dropped 32.2%, to R$2,690 million in the year ended December 31, 2014 compared to R$3,966 in the same period of 2013, primarily as a result of the drop by 25% in VU-M interconnection tariffs, implemented in February 2014, and the drop in off-net mobile voice traffic, reflecting the success of the offers that encourage the on-net traffic.

Network maintenance services. Costs on network maintenance services dropped 17.4%, to R$1,923 million in the year ended December 31, 2014 compared to R$2,328 in the same period of 2013, primarily owing to: (1) the incorporation of part of the internal plant maintenance operations in 2013; and (2) the Company’s commitment to enhance efficiency and productivity and procedures to reduce costs.

Allowance for doubtful debts. The allowance for doubtful debts dropped 29.7%, to R$649 million in the year ended December 31, 2014 compared to R$923 in the same period of 2013, primarily owing to the improvement of the credit policy as a continuity of the measures to improve the churn rate and sales quality. As of December 31, 2014, the allowances for doubtful debts represent 2.3% of the net revenue, 0.9% lower than in the same period of 2013 (3.2%).

Rents and insurance. Costs on rents and insurance grew 47.2%, to R$3,120 million in the year ended December 31, 2014 compared to R$2,120 in the same period of 2013, primarily owing to: (1) an increase in the rent amount relating to the network infrastructure properties, due to the sale of non-strategic assets, including GlobeNet, fixed towers and mobile towers; (2) increase in rent expenses relating to the satellite capacity in relation to the satellite SES-6; and (3) annual contractual adjustments.

Personnel. Personnel costs and expenses, including social security benefits and charges and profit sharing, grew 11.6%, to R$2,829 million in the year ended December 31, 2014 compared to R$2,534 in the same period of 2013, primarily owing to: (1) renegotiation of a few of the collective bargaining agreements at the end of 2013, and (2) incorporation of part of the internal plant maintenance operations.

Depreciation and amortization. Depreciation and amortization expenses grew 6.0%, to R$4,535 million in the year ended December 31, 2014 compared to R$4,278 in the same period of 2013, primarily owing to the expansion of the data transmission network, as a result of the growth of the 4G and 3G infrastructure.

Phone and other equipment costs. Telephone and other equipment costs grew 41.7%, to R$730 million in the year ended December 31, 2014 compared to R$515 in the same period of 2013, primarily owing to the growth in sale of phones boosted by partnerships with major retailers in a strategic initiative to boost smartphone sales.

Advertising and publicity. Advertising and publicity expenses grew 21.0%, to R$674 million in the year ended December 31, 2014 compared to R$557 in the same period of 2013, primarily owing to the growth in costs on advertising campaigns related to Oi TV, and the FIFA World Cup.

Outside services. Costs and expenses on third-party services grew 2.3% to R$6,259 million in the year ended December 31, 2014 compared to R$6,120 in the same period of 2013, primarily owing to the growth in expenses on TV content and the implementation of IT projects for the FIFA World Cup; such growth was partially offset by a decrease in expenses on consulting services and lower call center costs as a result of more efficient sales processes.

Other operating income, net. Other operating income, net grew to R$3,246 million in the year ended December 31, 2014, primarily owing to: (1) R$2,370 million, net of transaction expenses relating to the sale of 100% of the share capital of two subsidiaries, owners of telecommunication towers used in the provision of mobile telephone services; (2) R$355 million of reversal of allowance arising from the review of the methodology used to calculate allowances for losses on corporate processes; (3) reversal of R$476 million of the allowance due to adhesion to the REFIS. In 2013, income (expenses) mainly include: (1) R$ 201 million arising from the reversal of allowance recorded after the review of the methodology used to calculate provisions for losses on labor claims; (2) R$ 330 million arising from the reversal of the accrued profit sharing; (3) R$ 173 million related to the sale of a property; and (4) R$1,497 million, less expenses related to such transaction, relating to the sale of GlobeNet.

Finance income (costs)

Finance income. Finance income dropped 2.2% to R$1,345 million in 2014 compared to R$1.375 million in 2013, primarily due to: (1) drop by 59.0% in dividends receivable from PT, as a result of the corporate restructuring in May 2014, (2) drop by 53.4% in currency fluctuation on foreign short-term investments of R$32 million in 2014 compared to R$70 million in 2013, primarily due to the decrease in our foreign currency-denominated investments, and (3) drop by 36.2% in other revenue of R$163 million in 2014 compared to R$254 million in 2013.

The effects from such drops were partially offset by: (1) a growth by 27.3% in income from short-term investments of R$355 million in 2014 compared to R$279 million in 2013, primarily as a result of the increase in the average volume of our short-term investments, primarily due to the increase in capital in May 2014, and (2) growth by 9.8% in interest and inflation adjustments on other assets of R$762 million in 2014 compared to R$694 million in 2013.

Finance costs. Finance costs grew 26.7% to R$5,891 million in 2014 compared to R$4,650 million in 2013, primarily due to: (1) growth by 19.6% in interest on borrowings payable to third parties and interest on debentures to R$2,933 million in 2014 compared to R$2,452 million in 2013, primarily as a result of an increase in the average balance of our borrowings payable to third parties, primarily due to credit facilities and disbursements of borrowings from BNDES, (2) 63.1% decrease in derivative transactions gains of R$427 million in 2014 compared to R$1,159 million in 2013, primarily as a result of the depreciation of 13.4% of the Brazilian real against the US dollar, (3) growth by 31.8% in interest and inflation adjustment on other liabilities of R$811 million in 2014 compared to R$616 million in 2013, primarily as a result of an increase in interest and inflation adjustments of other Company’s obligations primarily due to an increase in the average number of our other obligations, (4) growth by 99.9% in tax expenses on financial transactions and banking charges of R$386 million in 2014 compared to R$193 million in 2013, primarily as a result of the increase in such expenses due to the capital increase in May 2014, and (5) growth by 73.3% in other expenses of R$358 million in 2014 compared to R$206 million in 2013.

The effects from such increases were partially offset by a decrease by 27.2% in inflation adjustments and currency fluctuations on borrowings payable to third parties of R$1,465 million in 2014 compared to R$2,013 million in 2012, primarily as a result of the depreciation of 13.4% of the Brazilian real against the US dollar.

Income tax and social contribution on profit

Income tax and social contribution on profit. The combined statutory income tax and social contribution rate for the years ended December 31, 2014 and 2013 is as follows: Income tax and social contribution expenses grew 115.8%, from R$1,120 million in 2014 compared to R$519 million in 2013. The effective rate was 93.5% in 2014 and 25.3% in 2013. The table below shows a reconciliation of the combined income tax and social contribution rate and the effective rate for each reporting period.

	Year ended December 31,
	2014	2013

Combined income tax and social contribution rate	34,0%	34,0%
Tax effect on equity in subsidiaries	0,2	0,3
Tax effect on interest on capital
Tax effect from permanent (additions) and deductions	63,1	(7,1)
Tax effects on tax incentives	(3,0)	(1,5)
Tax effect from offset of tax loss carryforwards	—	(1,3)
Tax effect from unrecognized deferred tax assets	3,9	4,6
Tax effect from recognized deferred tax assets	(4,4)	—
Tax effects from prior-years’ income tax	0,4	(3,6)
Tax effects from differentiated tax rates	(0,6)
Effective rate	93,5%	25,3%

Our effective tax rate was 25.3% in 2013, primarily as a result of (1) the tax effect from permanent additions, primarily as a result of the net effects from the permanent deduction (additions) of expired dividends, non-deductible fines, tax incentives and sponsorships, which reduced the effective tax rate by 7,1%, (2) the tax effect from tax incentives determined by the Northeast Region Development Superintendence (SUDENE), resulting from a decrease in the tax base of the profit in the regions covered by SUDENE, which reduced our effective tax rate by 1,5%, (3) the tax effects from prior-years’ income tax, which reduced our tax rate by 3,6% and (4) the tax effect from our use of tax losses, which reduced our effective tax rate by 1.3%. The effects from these factors were partially offset by the tax effect of unrecognized deferred taxes in relation to legal entities that are not eligible to recognize the tax credits on tax losses, which increased the effective tax rate by 4.6%.

Profit or loss for the year

Profit from continuing operations. Profit from continuing operations was R$8 million in 2014 and R$1,493 million in 2013.

Profit (loss) from discontinued operations (net of taxes). Profit (loss) from discontinued operations is primarily represented by: (1) The allowance for loss in the amount of R$4,164 million in the investment of PT Portugal resulting from the recognition of assets of PT Portugal at fair value, less selling expenses. The sales price used to determine the allowance for loss corresponds to Altice’s offer of R$23,880 million (€7,400 million) less the earn-out of R$1,613 million (€500 million) and liabilities on refurbishment benefits assumed by PT Portugal and others in the amount of R$3,872 million (€1.200 million), and (2) profit or loss from discontinued operations of PT Portugal in the amount of R$250 million.

Loss for the year. As a result of the foregoing, the loss for the year was R$4,406 million in 2014 compared to a profit of R$1,493 million in 2013.

Fiscal year ended December 31, 2013 compared with fiscal year ended December 31, 2012 (Consolidated).

The discussion on the results of operations below is based on the Company’s consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. The Company’s management uses the information on business segments in the decision-making process. The business segments are identified through the nature of the services and the technology used in the provision of telecommunication services.

The generation of revenue of each of the business segments is analyzed by Management in the classification by customer in the following categories:

Residential services, focus on the sale of fixed telephone services, including voice services, data transmission services (broadband) and paid TV;

Personal mobility focus on the sale of mobile telephone services to post and prepaid customers and mobile broadband customers; and

Corporate including corporate solutions for our corporate small-, medium- and large-sized customers.

	2013	2012	% change
Residential	10.303	8.941	15,2
Personal mobility	9.290	8.010	16,0
Corporate	8.455	7.695	9,9
Other services and business	374	515	(27,4)
Sales and/or service revenue	28.422	25.161	13,0
Operating expenses

Depreciation and amortization		(4.278)		(3.221)	32,8
Interconnection		(3.966)		(3.915)	1,3
Personnel		(2.534)		(2.238)	13,2
Outside services		(6.120)		(5.347)	14,5
Network maintenance services		(2.328)		(2.029)	14,7
Phone and other equipment costs		(515)		(507)	1,6
Advertising and publicity		(557)		(443)	25,7
Rents and insurance		(2.120)		(1.603)	32,3
Provisions / reversals		(657)		(400)	64,3
Allowance for doubtful debts		(923)		(503)	83,5
Taxes and other expenses		(1.508)		(196)	669,4
Other operating income, net		2.370		—
Operating profit (loss) before finance income (costs) and taxes		5.286		4.760	11,1
Finance income (costs)
Finance income		1.375		2.275	(39,6)
Finance costs		(4.650)		(4.491)	3,5
Profit (loss) before taxes		2,011		2.544	(20,9)
Income tax and social contribution		(519)		(759)	(31,6)
Profit	R$	1.492	R$	1.785	(16,4)

The net sales and/or services revenue grew 13.0% in 2013, primarily owing to the increase by 15.2% in net revenue from residential services, 16.0% in net revenue from personal mobility services and 9.9% in net revenue from corporate services, whose effects were partially offset by the drop by 27.4% in net operating revenue from other services and business.

Residential

The net operating revenue of the residential category accounted for 36.3% of the net revenue generated by the segment in the year ended December 31, 2013. Such Oi’s segment includes fixed telephone services, including voice services, data transmission services (broadband) and pay TV. The table below shows the total number of retail lines (or accesses) and net additions (deductions) in the years ended December 31, 2013 and 2012.

Revenue generating units (in thousands):	2013	2012	% change
Fixed telephone services	11.750	12.478	(5,8)
Broadband	5.258	5.102	3,1
Pay TV	829	757	9,5
Total	17.837	18.337	(2,7)
Net additions (in thousands)
Fixed telephone services	(728)	(568)	28,2
Broadband	156	690	(77,4)
Pay TV	72	406	(82,3)
Total	(500)	528	(194,7)

The net operating revenue from residential services grew 15.2% primarily owing to the consolidation of the results of Telemar and its subsidiaries beginning February 27, 2012, which generated a net revenue from residential services of R$6,978 million in 2013 compared to R$5.586 million in the 10-month period ended December 31, 2012 (2012 was the year in which Oi consolidated such results), whose effects were partially offset by the drop by 0.9% in net revenue from residential services of legacy operations, due mainly to the low volume of gross additions, due to a more conservative credit policy and the maintenance of a strict involuntary disconnection policy in the second half of 2013, in line with the Company’s objective to improve the quality of its customer base. These effects were partially offset by the growth by 6.8% in the average net revenue per subscriber, which primarily reflects the continuing increase of offers of landline packages, including broadband. The Company continued to focus on the improvement of quality of its customer base, through a more conservative business strategy, by adjusting to this end its credit policies and business processes, resulting in less gross additions. On the other hand, the package-based strategy, customer retention initiatives and upselling efforts resulted in the drop of voluntary disconnections, growth of ARPU and a more reasonable level of default, generating a higher quality profile and profitability of the customer base. Revenue Generating Units (UGR) of Residential Services - Overview

Fixed. The number of fixed telephone customers in the residential segment was 11,750 thousand and net disconnections totaled 728 thousand landlines in 2013 against 568 thousand in 2012. Such growth resulted from a lower volume of gross additions, due to a more conservative credit policy and maintenance of the strict involuntary disconnection policy in the second half of 2013, in line with the Company’s objective to enhance the quality of its customer base.

Retention rates improved during 2013 owing to the initiatives focused on cross-selling and other retention initiatives that basically included a more assertive application of product offer strategies that are more appropriate to the current customer profile. Consequently, the options offered by Oi’ sales teams included the redesign of the fixed telephone plans, sale of new broadband and TV subscriptions through converging packages, besides offering plans in the personal mobility segment that promote the fixed-mobile convergence. The Oi Conta Total and Oi Voz Total packages represent two examples intended to increase the ARPU and reduce disconnections. Oi Conta Total (OCT) is a triple-play postpaid offer that combines fixed telephone, broadband and postpaid mobile services and that can be combined with pay TV (quadruple-play) and mobile data packages, while Oi Voz Total is a double-play offer that combines landline and prepaid mobile services so as to promote the fixed-mobile convergence. All these offers have very low disconnection rates when compared to separate products.

Under the contractual plans where the customers accumulates discounts in monthly invoices if they remain in the customer base during a 12-month period, such packages have been an important tool to control disconnection rates.

Broadband. The number of broadband customers in the residential segment was 5,258 thousand, a growth by 3.1% compared to 2012, totaling 156 thousand net additions in 2013. The penetration of Oi’s fixed broadband in homes that already have Oi products reached 44.2%, 3.8 percentage points above the 40.4% registered by the end of 2012. Along with Pay TV, the broadband plays an important role in the growth of profitability of the residential segment, either through cross-selling or upselling of converging packages, that help reducing disconnections and improving the segment ARPU. Compared to the prior quarter, there was a drop by 1.5%, in the broadband UGR primarily due to the recovery of the customer base and the reduction of gross additions, in line with the Company’s focus on sales quality.

The average speed for residential broadband customers grew 18.8%, from 3,2 Mbps in 2012 to 3.8 Mbps in 2013. The UGR share with speed equal to or above 5 Mbps has also increased by 8 p.p. compared to the prior year, reaching 39% by the end of 2013. About 18% of the broadband UGR has speed equal to or above 10 Mbps. These improvements result from Oi’s efforts to increase its retention capacity and customer profitability, supported by investments in the growth of capillarity and capacity of its broadband network and speed increase. As a result, voluntary disconnection continued to drop, evidencing the strategy results focused on improving the quality of the customer base.

Pay TV. The Pay TV customer base in the residential segment was 829 thousand UGR, a growth by 9.5% compared to the same period in the prior year, despite the initiatives focused on the quality of sales and the Company’s decision to re-launch Oi TV in 2014 after the implementation of a new platform based on the satellite SES-6, contracted in 2013, that impacted the attraction of new customers at the end of 2013.

SES-6 will increase the DTH capacity of Oi TV and improve the quality and coverage of the signal, enabling the Company to offer more HD channels and local channels in its TV programming, besides pay-per-view, video-on-demand and interactive services. The additional capacity provided by SES-6 is a competitive strength that will support the growth in the medium and long term of Pay TV through Oi’s DTH.

With the attractiveness of the offer of HD channels at competitive prices, the Pay TV segment has a high upselling potential inside Oi portfolio, due to the offer of various packages and additional channels, which will have a positive impact on the sustainable growth of the residential ARPU, besides playing a strategic role in the retention and loyalty of residential customers.

Residential ARPU. By the end of 2013, the Company had 11,900 thousand homes connected to the network, of which 58%, or 6,911 thousand homes, with more than one Oi product, a positive growth by 4.7 p.p. and a more significant growth in the number of homes with triple-play and quadruple-play packages. Due to the higher exposure of Oi homes to the fixed broadband and Pay TV (products with higher upselling potential), the residential ARPU continued to post positive results, reaching R$73.9, a growth by 6.8% compared to 2012. Such performance resulted from the growth in fixed broadband and Pay TV (both in terms of UGR and ARPU), as well as the loyalty and retention initiatives.

Personal mobility

The net operating revenue from the personal mobility segment accounted for 32.7% of the net revenue generated by the segment in the year ended December 31, 2013. Such segment includes the sale of pre and postpaid mobile telephone services, including voice and data transmission services provided to our personal mobility customers. The table below shows the total number of mobile lines and net additions in the years ended December 31, 2013 and 2012.

Mobile telephone customers (in thousands):	2013	2012	% change
Postpaid (a)	6.708	6.472	3,6
Prepaid	41.019	39.832	3,0
Total	47.727	46.304	3,1
Net additions (in thousands)
Postpaid	236	1.187	(80,1)
Prepaid	1.187	1.854	(36,0)
Total	1.423	3.041	(53,2)

The net operating revenue from personal mobility services grew 16.0% primarily owing to (1) the consolidation of the results of Telemar and its subsidiaries beginning February 27, 2012, which generated a net revenue from these services of R$7,589 million in 2013 compared to R$6,333 million in the 10-month period ended December 31, 2012, and (2) the growth by 1.4% in net revenue from personal mobility services of Oi’s legacy operations, primarily owing to (1) the higher mobile customer base, (2) the performance of the data revenue (mobile internet, mobile broadband and added value services) and (3) new offers of prepaid services launched in the second half that resulted in the continuing growth of the average volume of recharges, whose effects were partially offset by the decrease in interconnection tariffs of mobile services (“VU-M”) in February 2013.

Revenue Generating Units (UGR) of Mobile Services – Overview

Prepaid. The number of prepaid customers was 41,019 thousand, a growth by 3.0% compared to 2012.

Due to the Company’s focus on financial control and cash generation, the prepaid segment plays an important strategic role owing to its intrinsic characteristics, such as (i) scale, (ii) very low customer attraction costs, (iii) no invoice issuance and collection cost, (iv) no default and (v) favorable impact on working capital. For these reasons, Oi has been concentrating on such segment, seeking to boost the use of voice and data by such customers, in particular those with active consumption and recharge profile, evidencing the Company’s focus on profitable growth.

In 2013 the volume of gross recharges increased 5.3%, exceeding the annual growth of 3% of the prepaid customer base. The Company will continue to encourage such segment and already relies on a recharge processing infrastructure with capacity for 7 thousand operations per minute.

The consumption of mobile data in the prepaid segment continues to post a consistent growth in terms of mobile internet, due to the sale of additional packages that supplement the offers to the customer and the use of active marketing tools. These initiatives are already generating results, evidenced by the growth by 77% in the prepaid data revenue and by 32% in the VAS revenue in 2013 and the higher share of the use of data in recharge consumption.

The Company has been successful in the implementation of the recharge campaign management platform, which began as a pilot project in the 2Q13. Such tool creates, executes and manages personalized campaigns for prepaid customers and Oi Controle (individual marketing concept) and enables sending messages on real time to encourage customers to recharge their accounts and buy additional packages based on the customer profile and context, thus making offers more significant. The improvement of the recharge volume performance posted by Oi over the past quarters is the direct result of the use of the new platform.

Postpaid. The number of postpaid customers was 6,708 thousand, a growth by 3.6% compared to 2012.

Since the Company was focused on sales quality, note that the current volume of gross additions in the postpaid segment corresponds to less than 1% of total sales. The goal is to add more quality to the customer base and protect the cash flow using better oriented subsidies, obtaining the segment’s profitability through a sustainable growth of the postpaid customer base, besides improving disconnection levels. In fact, in the past quarters, the growth in the revenue from the postpaid segment was higher than the growth in the respective UGR. Moreover, early disconnection in the postpaid dropped about 20% in 2012.

The offer of loyalty programs has also supported the continuing reduction of voluntary disconnection, both in terms of postpaid customers and customers with mobile access using the Oi Conta Total. The new offer of Oi Conectado, which combines voice, data package, unlimited SMS and unlimited calls to Oi telephones, already accounts for 10% of sales, confirming the growing attractiveness of the data.

3G and 4G LTE coverage. By the end of 2013, Oi offered 3G coverage in 891 municipalities (76% of the urban population in the country), a growth by 29%, or 199 municipalities, compared to the end of 2012.

Oi already has a 4G LTE data package in 24 municipalities, including the six host cities of the FIFA Confederations Cup (Rio de Janeiro, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza).

Mobile ARPU. The mobile ARPU considers the total mobile revenues (personal mobility + corporate / PMEs) on the standpoint of a separate mobile telephone company, that is, it considers the revenue arising from the traffic between mobile and fixed divisions (intercompany), but it excludes the revenue from long-distance calls originating from a mobile phone included in the STFC license (fixed voice concession). Such amount is then divided by the average customer base to reach the mobile ARPU.

In 2013 mobile ARPU was R$19.9, a drop by 7.4% compared to 2012, despite the decrease by 11.3% in the mobile interconnection rate. The lower interconnection revenue was partially offset by the growth in data revenue and increase in the level of prepaid recharge. The 2013 mobile ARPU, excluding the interconnection revenue, grew by 3.9% compared to 2012.

Corporate

The net operating revenue of the corporate category accounted for 29.7% of the net revenue generated by the segment in the year ended December 31, 2013. This segment includes corporate solutions offered to small-, medium- and large-sized corporate customers, including voice services and corporate data solutions. The table below shows the total number of retail lines (or accesses) and net additions in the years ended December 31, 2013 and 2012.

Fixed accesses in the retail segment (in thousands):	2013	2012	% change
Fixed	5.105	5.422	(5,8)
Broadband	630	594	6,1
Mobile	2.511	2.955	(15,0)
Total	8.246	8.971	(8,1)
Net additions (in thousands)
Fixed	(317)	339	(193,5)
Broadband	36	71	(49,3)
Mobile	(444)	713	(162,3)
Total	(725)	1.123	(164,6)

The net operating revenue from corporate services grew 9.9% primarily owing to (1) the consolidation of the results of Telemar and its subsidiaries beginning February 27, 2012, which generated a net revenue from corporate services of R$5,282 million in 2013 compared to R$4,426 million in the 10-month period ended December 31, 2012,, whose effects were partially offset by the drop by 2.9% in the net revenue from these services of legacy operations, primarily owing to the decrease in the revenue from the PMEs segment and revenue from corporate customers, mainly due to the change in strategy during 2013, focused on sales quality.

The number of corporate customers totaled 8,246, a drop by 8.1% compared to the end of 2012, an effect of the focus on sales quality and continuing recovery of the customer base. The decrease in the customer base arises mainly from the Company’s strategy to focus on profitability, including the more reasonable use of the subsidies offer for the acquisition of phones, besides the revaluation of the sales process in the search for the higher quality of the customer addition mix.

Oi follows its technological partnership with Portugal Telecom, so as to obtain synergies and make use of its cloud computing expertise to offer more complete services, seeking solution scalability and availability, in addition to cost reduction. In 2013 Oi launched its second stage of its cloud services oriented to the Corporate/PMEs segment, strengthening its strategy to support customers to increase their revenues and reduce their costs through the use of an innovative technology. The new solutions will be operated in Oi’s and Portugal Telecom’s international data center network, including the recently inaugurated data center in Covilhã, one of the biggest and most efficient centers in the world.

Revenue Generating Units (UGR) of the Corporate segment - Overview

Corporate. The corporate segment (PMEs) focused not only on the quality of sales but mainly on the continuity of restructuring of its franchise network and adoption of own stores to sell its products. The Company changed the franchise commissioning policy, subjecting the payment of commissions to the regular payment history of customers attracted. This initiative improved the franchise base, which underwent a more strict supervision process. It also reduced the total number of franchises and, consequently, the sales personnel in the segment, directly affecting the decrease of gross additions. However, the Company has already trained new sales personnel (internal sales personnel, own stores and service-to-sales) and offers more support to partners to increase gross additions in the future.

Moreover, the segment also restricted subsidies by adopting a highly conservative practice, focused on the loyalty of current customers. The highlight was the maintenance of expansion of fixed voice (basic and advanced) and broadband services, thus evidencing the assertiveness of the convergence strategy in the segment and partially compensating the decrease of the mobile customer base.

The Company continued to focus on the customer base profitability by improving the quality of sales adopting initiatives such as Ligação de Qualidade (a call to confirm the customer’s request), review of the commissioning model and adjustments to current offers.

The fixed UGR telephone base (basic and advanced voice) grew by 9.1% compared to the 4Q12, continuing to consolidate the reversal of drop of the fixed base of such segment, in spite of the more restrictive customer attraction policy. The broadband base grew 9.8%, showing the continuing expansion of the fixed broadband in the PMEs segment. The mobile segment posted a drop by 23.9% compared to the same period in the prior year, an effect of the reduction in the use of subsidies.

Corporate. The annual drop in the UGR of the Corporate segment is due to: (i) the insourcing of employees of a supplier in the 3Q13 that reduced the number of UGR of the segment, offset by the increase in the number of UGR of the personal mobility segment, (ii) the focus on sales quality, (iii) the drop in subsidies in the search for profitability, primarily mobile offers and (iv) increase in the sales volume at the end of 2012, in line with the Company’s strategy at the time.

In terms of operating performance for the period, the establishment of the VPN network, Internet access and digital trunks continued to show substantial growth. However, the result was adversely affected by the decrease in post-paid mobile voice and data services, a direct result of the drop in subsidies and insourcing of workers previously outsourced in the second half of 2013, which were reassigned from the corporate customer base to Oi’s mobile base.

The Company maintained new cloud service offers in partnership with Portugal Telecom, adding additional services to the segment cloud computing portfolio and offering more complete telecommunication and IT solutions. This enabled Oi (i) to develop a virtual data center platform, also enabling higher flexibility and granularity in the management of funds and revenues, (ii) strengthen the portfolio of cloud service offers, with the adding of innovative platform solutions and software as a Service (SaaS) models and (iii) expand Oi’s data center ecosystem integrating it with that of Portugal Telecom, enabling sophisticated redundancy and disaster recover solutions.

Oi’s partnership with Portugal Telecom also aims at obtaining operating synergies in the M2M (Machine-to-Machine) segment. There is a project in progress for the use of the platform and expertise of Portugal Telecom to improve Oi’s solutions portfolio in this segment.

Operating expenses

Oi’s operating expenses (income) grew 13.4% in the year ended December 31, 2013, primarily owing to:

Growth by 32.8%, or R$1,057 million, in depreciation and amortization costs;

Growth by 14.4%, or R$773 million, in third-party service costs.

Growth by 32.3%, or R$517 million, in rent and insurance costs;

Growth by 83.5%, or R$420 million, in the allowance for doubtful debts;

Growth by 14.7%, or R$299 million, in network maintenance services;

Growth by 25.7%, or R$114 million, in publicity and advertising expenses;

Growth by 13.2%, or R$296 million, in personnel expenses;

Growth by 1.3%, or R$51 million, in interconnection costs; and

Growth by 670.4%, or R$1,312 million, in other costs and expenses.

The effects of these factors were partially offset by the generation of R$2,370 million in other operating income, net.

Hence, Oi’s operating profit before finance income and costs and taxes grew 11,1%, to R$5,286 million in the year ended December 31, 2013 compared to R$4,760 million in the same period of 2012. As a percentage of net revenue, operating profit before finance income and costs and taxes dropped 18.6% in the year ended December 31, 2013 compared to 18.9% in the same period of 2012.

Depreciation and amortization. Depreciation and amortization expenses grew 32.8%, to R$4,278 million in the year ended December 31, 2013 compared to R$3,221 in the same period of 2012, primarily owing to (1) the consolidation of results of Telemar and its subsidiaries beginning February 27, 2012, which incurred depreciation and amortization expenses of R$3,369 million in 2013 compared to R$2,150 million incurred in the 10-month period ended December 31, 2012 and (2) the beginning of 4G services and such network growth, which increased the amount of amortizable licenses and depreciable property, plant and equipment, in addition to Oi’s data transmission network, caused by the growth of the 4G and 3G infrastructure;

Outside services. Costs and expenses on outside services grew 15.0% to R$6,120 million in the year ended December 31, 2013 compared to R$5,347 in the same period of 2012, primarily owing to the consolidation of results of Telemar and its subsidiaries beginning February 27, 2012, which incurred expenses on outside services in the amount of R$4,594 million in 2013 compared to R$3,740 million in the 10-month period ended December 31, 2012, whose effects were partially offset by a drop by 8.9% in costs and expenses on outside services of legacy operations, mainly as a result of the drop in expenses on sales commissions due to our efforts to improve our franchising commission policy, which gave rise to the restructuring of the franchise network based on the efficiency and quality of sales, which reduced the total number of franchisees.

Rents and insurance. The costs on rental and insurance grew 32.3%, to R$2,120 million in the year ended December 31, 2013 compared to R$1,603 in the same period of 2012, primarily owing to (1) the consolidation of results of Telemar and its subsidiaries beginning February 27, 2012, which incurred costs on rental and insurance in the amount of R$1,895 million in 2013 compared to R$1,256 million in the 10-month period ended December 31, 2012 and (2) an increase in the amount of property rents relating to the network infrastructure, caused by the sale of non-strategic assets, which started to be rented.

Allowance for doubtful debts. The allowance for doubtful debts grew 83.5%, to R$923 million in the year ended December 31, 2013 compared to R$503 in the same period of 2012, primarily owing to (1) the consolidation of results of Telemar and its subsidiaries beginning February 27, 2012, which recognized an allowance in the amount of R$703 million in 2013 compared to R$335 million in the 10-month period ended December 31, 2012 and (2) the increase in the percentage rate of receivables from legacy operations recorded as allowance based on the increase in the default rate between fixed telephone customers.

Network maintenance services. The costs on network maintenance services grew 14.7%, to R$2.328 million in the year ended December 31, 2013 compared to R$2,029 in the same period of 2012, primarily owing to (1) the consolidation of results of Telemar and its subsidiaries beginning February 27, 2012, which incurred costs on network maintenance services in the amount of R$1,596 million in 2013 compared to R$1,303 million in the 10-month period ended December 31, 2012 and (2) negotiations with network maintenance service providers, intended to improve the broadband network quality so as to improve the services provided to our customers.

Advertising and publicity. Expenses on advertising and publicity grew 25.7%, to R$557 million in the year ended December 31, 2013 compared to R$443 in the same period of 2012, primarily owing to (1) the consolidation of results of Telemar and its subsidiaries beginning February 27, 2012, which incurred advertising and publicity expenses in the amount of R$419 million in 2013 compared to R$307 million in the 10-month period ended December 31, 2012 and (2) increase in expenses on advertising campaigns of Oi Galera mobile and Oi at Rock in Rio campaigns.

Personnel. Personnel costs and expenses, including social security benefits and charges and profit sharing, grew 13.6%, to R$2,534 million in the year ended December 31, 2013 compared to R$2,238 in the same period of 2012, primarily owing to: (1) the consolidation of results of Telemar and its subsidiaries beginning February 27, 2012, which incurred personnel costs and expenses in the amount of R$1,477 million in 2013 compared to R$862 million in the 10-month period ended December 31, 2012 and (2) the growth by 19.3% in personnel costs and expenses of legacy operations, primarily as a result of the number of employees of the operating area and compensation of some of these employees owing to the renegotiation of a few collective bargaining agreements at the end of 2012.

Interconnection. Interconnection costs grew 1.3%, to R$3.966 million in the year ended December 31, 2013 compared to R$3,915 in the same period of 2012, primarily owing to the consolidation of results of Telemar and its subsidiaries beginning February 27, 2012, which incurred interconnection costs in the amount of R$2,909 million in 2013 compared to R$2.711 million in the 10-month period ended December 31, 2012, whose effects were partially offset by the drop by 12.2% in interconnection costs of legacy operations, primarily as a result of the drop in VU-M rates charged by mobile phone operators beginning February 2013.

Other operating income, net. Other operating income, net grew to R$2,370 in the year ended December 31, 2013, primarily owing to: (1) the revenue from the sale of assets in the amount of R$1,497 in 2013, arising from the sale of GlobeNet, (2) R$ 201 million arising from the reversal of allowance recorded after the review of the methodology used to calculate provisions for losses on labor claims; (3) R$330 million arising from the reversal of the accrued profit sharing; and (4) R$ 173 million related to the sale of a property.

Finance income

Finance income dropped 39.6% to R$1,375 million in 2013 compared to R$2,275 million in 2012, primarily due to:

•	a drop by 89.3% in exchange gains on foreign currency-denominated investments to R$70 million in 2013 compared to R$650 million in 2012, primarily as a result of the decrease in our foreign currency-denominated investments and the depreciation by 14.6% of the Brazilian real against the US dollar in 2013, compared to the depreciation by 8.9% do Real of the Brazilian real against the US dollar in 2012, and

•	a drop by 45.9% in the revenue from short-term investments of R$279 million in 2013 compared to R$515 million in 2012, primarily as a result of a decrease in the average volume of our short-term investments.

Finance costs. Finance costs grew 3.5% to R$4,650 million in 2013 compared to R$4,491 million in 2012, primarily due to:

•	a growth by um 18.7% in interest on borrowings payable to third parties and interest on debentures to R$2,452 million in 2013 compared to R$2,066 million in 2012, primarily as a result of a growth in the average balance of our borrowings payable to third parties and debentureholders, primarily as a result of the consolidation of the debts of TMAR and its subsidiaries, beginning February 27, 2012; and

•	a growth by 26.2 % in interest and inflation adjustments on other obligations to R$616 million in 2013 compared to R$488 million denominated in euros in 2012, primarily as a result of (1) a growth in interest and inflation adjustment primarily due to a growth in the average number of other obligations of the Company and (2) the consolidation of results of TMAR and its subsidiaries beginning February 27, 2012, which posted interest and inflation adjustments of R$285 million in 2013 compared to R$242 million in the 10-month period ended December 31, 2012.

The effects from these factors were partially offset by a growth by 23.0% in gains on derivative transactions to R$1,159 million in 2013 compared to R$942 million in 2012, primarily as a result of the depreciation by 14.6% of the Brazilian real against the US dollar and depreciation by 19.7% of the Brazilian real against the Euro in 2013, compared to the depreciation by 8.9% of the Brazilian real against the US dollar and the depreciation by 10.7% of the Brazilian real against the Euro in 2012.

Income tax and social contribution on net income

Income tax and social contribution on net income. The combined nominal rate for income and social contributions taxes for the years ended December 31, 2013 and 2012, was 34%. The cost of income and social contribution taxes fell 31.6%, with R$519 million in 2013 against R$759 million in 2012. The effective rate was 25.3% in 2013 and 29.9% in 2012. The table below gives a reconciliation of the combined rate for income and social contributions taxes with the effective rate for each year shown.

	Fiscal year ended on December 31,
	2013	2012

Combined tax rate of the income tax and social contribution	34.0%	34.0%
Tax effects on equity accounting	0.3	0.2
Tax effects on own equity interest		0.2
Tax effects of permanent (additions) exclusions	(7.1)	0.5
Tax effects on fiscal incentives	(1.5)	(6.1)
Tax effects of compensation of tax losses and negative basis	(1.3)	—
Tax effect of deferred tax assets not built	4.6	1.6
Tax effect of deferred tax assets	—	(0.3)
Tax effects of previous years income tax	(3.6)	—
Effective tax rate	25.3%	29.9%

Our effective tax rate was 25.3% in 2013, principally as a result of (1) the tax effect of the permanent additions, in particular the net effects of the permanent exclusion (addition) of mandatory dividends, non-deductible fines, tax incentives and sponsorships, which reduced the effective tax rate by 7.1%, (2) the tax effect of tax incentives granted by the Northeast Development Agency (SUDENE), resulting from a reduction in the calculation base on earnings in the regions supported by SUDENE, which cut our effective tax rate by 1.5%, (3) the tax effects of income tax for previous years, which cut our tax rate by 3.6% and (4) the tax effect of our use of tax losses, reducing the effective tax rate by 1.3%. The effects of these factors were partly offset by the tax effect of unrecognized deferred tax credits relating to legal entities not eligible to recognize credits on tax losses, which increased the effective tax rate by 4.6%.

The effective tax rate was 29.9% in 2012, especially due to the tax incentive on operating profits recognized in the results of our subsidiary TNL PCS, under the Constitutive Report issued by SUDENE, as a result of the reduction in the calculation base for earnings in the regions supported by the Agency, which reduced our effective tax rate by 6.1%. This effect was partly offset by: (1) unconstituted deferred tax credit effects for subsidiaries which do not apply tax credits on tax losses and negative bases, thus increasing our effective rate by 1.6%, and (2) tax effects of permanent additions (exclusions), principally due to the net effects of permanent additions (exclusions) for prescribed dividends, non-deductible fines, tax incentives and sponsorships, increasing our effective rate by 0.5%.

Income for the Year

Net income. Our consolidated net income fell 16.4%, to R$1,493 million in 2013 from R$1.785 million in 2012. Net income as a percentage of net operating revenues went down to 5.3% in 2013 against 7.1% in 2012.

h.2) Balance sheet

Comparison of asset and liability balances as of December 31, 2014 and December 31, 2013.

	Consolidated, in millions of Brazilian reais, except percentage rate				Change
ASSETS	2014	%	2013	%	Dec/14 x Dec/13
Current	49.287	47,9	17.930	25,5	178,6
Cash and cash equivalents	2.449	2,4	2.425	3,4	1,0
Short-term investments	171	0,2	493	0,7	(65,3)
Derivatives	341	0,3	452	0,6	(24,6)
Trade receivables	7.450	7,2	7.097	10,1	5,1
Inventories	478	0,5	433	0,6	10,4
Current recoverable taxes	1.097	1,1	907	1,3	20,9
Other taxes	1.054	1,0	1.474	2,1	(28,5)

	Consolidated, in millions of Brazilian reais, except percentage rate				Change
ASSETS	2014	%	2013	%	Dec/14 x Dec/13
Escrow deposits	1.134	1,1	1.316	1,9	(13,8)
Receivables from the sale of GlobeNet			1.776	2,5	(100,0)
Asset related to pension funds	2	0,0	10	0,0	(80,0)
Assets held for sale	33.927	33,0	242	0,3	13.919,4
Other assets	1.184	1,2	1.305	1,9	(10,1)

Noncurrent	53.502	52,1	52.409	74,5	2,1
Due from related parties
Short-term investments	111	0,1	99	0,1	12,1
Derivatives	2.881	2,8	1.621	2,3	77,7
Deferred recoverable taxes	7.626	7,4	8.274	11,8	(7,8)
Other taxes	742	0,7	891	1,3	(16,7)
Available-for-sale financial asset			914	1,3	(100,0)
Escrow deposits	12.260	11,9	11.051	15,8	10,9
Asset related to pension funds	46	0,0	60	0,1	(23,3)
Assets held for sale			242	0,3	(100,0)
Other assets	327	0,3	377	0,5	(13,3)
Investments	148	0,1	174	0,2	(14,9)
Property, plant and equipment	25.670	25,0	24.786	35,2	3,6
Intangible assets	3.691	3,6	3.919	5,6	(5,8)

TOTAL ASSETS	102.789	100,0	70.096	100,0	46,6

	Consolidated, in millions of Brazilian reais, except percentage rate				Change
LIABILITIES	2014	%	2013	%	Dec/14 x Dec/13
Current	42.558	42,0	15.540	22,2	183,5
Payroll, related taxes and benefits	744	0,7	651	0,9	14,3
Trade payables	4.337	4,2	4.732	6,8	(8,5)
Borrowings and financing	4.464	4,3	4.159	5,9	7,3
Derivatives	524	0,5	410	0,6	27,8
Current taxes payable	477	0,5	432	0,6	10,4
Other taxes	1.668	1,6	2.112	3,0	(21,1)
Dividends and interests on capital	185	0,2	231	0,3	(19,9)
Authorizations and concessions payable	676	0,7	457	0,7	47,9
Tax refinancing program	94	0,1	100	0,1	(6,0)
Provisions	1.059	1,0	1.224	1,7	(13,5)
Accrued pension funds	130	0,1	184	0,3	(29,3)
Liabilities related to assets held for sale	27.178	26,4
Other payables	1.022	1,0	848	1,2	20,5

Noncurrent	40.921	40,4	43.031	61,4	(4,9)
Borrowings and financing	31.386	30,5	31.695	45,2	(1,0)
Derivatives	143	0,1	157	0,2	(8,9)
Other taxes	875	0,9	1.747	2,5	(49,9)
Authorizations and concessions payable	686	0,7	1.027	1,5	(33,2)

Tax refinancing program	896	0,9	1.020	1,5	(12,2)
Provisions	4.073	4,0	4.393	6,3	(7,3)
Accrued pension funds	347	0,3	459	0,7	(24,4)
Other payables	2.515	2,5	2.533	3,6	(0,7)

Equity	19.310	18,8	11.524	16,4	54,5
Capital	21.438	20,9	7.471	10,7	186,9
Share issuance costs	(310)	(0,3)	(57)	(0,1)	443,9
Capital reserves	3.978	3,9	3.978	5,7	0,0
Payables in equity instruments	(2.895)	(2,8)
Earnings reserves	1.933	1,9	2.324	3,3	(16,8)
Treasury shares	(2.368)	(2,3)	(2.105)	(3,0)	12,5
Other comprehensive income (loss)	45	0,0	(92)	(0,1)	148,9
Other	4	0,0	4	0,0	0,0
Accumulated losses	(4.024)	(4,0)	—	—
Noncontrolling interest	1.509	1,5

TOTAL LIABILITIES AND EQUITY	102.789	100,0	70.096	100,0	46,6

ASSETS

Cash, cash equivalents, and short-term investments

Cash, cash equivalents and short-term investments classified in noncurrent assets (including short-term investments classified in noncurrent assets) included a balance of R$2,731 million as of December 31, 2014, a decrease by R$285 million or 9.5% compared to December 31, 2013. The effects of such change are mainly represented as a result of: (1) cash provided by operating activities from continuing operations in the amount of R$3,652 million, which includes a decrease of R$268 million in the balances of short-term investments, (2) borrowings and financing in the amount of R$2,665 million, (3) capital increase in the amount of R$8,230 million, (4) proceeds from the sale of non-strategic assets in the amount of R$4,454 million; (5) disbursements related to: (i)

repayment of principal of borrowings and financing in the amount of R$5,053 million, (ii) acquisition of property, plant and equipment and intangible assets in the amount of R$5,370 million, (iii) escrow deposits and freezing of amounts in the amount of R$357 million; (iv) payment under the tax refinancing program in the amount of R$870 million, (v) disbursements related to share issuance costs in the amount of R$403 and (6) cash flows from operating activities, investing activities and financing activities related to discontinued operations in the amount of R$6,111 million

Derivatives – Assets and liabilities – current and noncurrent

Derivatives (assets and liabilities – current and noncurrent) totaled an asset balance of R$3,221 million as of December 31, 2014, an increase by R$1,148 million in relation to the same period of 2013. The effects of such increase are mainly represented as a result of the depreciation of 13.4% of the Brazilian real against the US dollar in the year.

Trade receivables

As of December 31, 2014, the balance of trade receivables was R$7,450 million, an increase by R$353 million or 5.1% compared to December 31, 2013, primarily as a result of the increase in the sale of phones and accessories in the amount of R$339 million.

Current recoverable taxes

The balance of current recoverable taxes was R$1,097 million as of December 31, 2014, an increase by R$190 million or 20.9% compared to December 31, 2013, primarily as a result of (1) increase in recoverable income tax and social contribution in the amount of R$98 million, (2) increase in withholding income tax in the amount of R$92 million.

Other taxes – Assets - current and noncurrent

The balance of other taxes was R$1,796 million as of December 31, 2014, a decrease by R$569 million compared to the same period of 2013, primarily as a result of the offset against recoverable ICMS arising from tax recognized upon offset against tax obligations.

Deferred recoverable taxes – noncurrent

The balance of deferred recoverable taxes was R$7,626 million as of December 31, 2014, a decrease by R$648 million compared to the same period of 2013, primarily as a result of the effects from the recognition of income tax and social contribution on temporary differences in the amount of R$479 million.

Escrow deposits – current and noncurrent

The balance of escrow deposits was R$13,394 million as of December 31, 2014, an increase by R$1,027 million or 8.3% compared to December 31, 2013. The effects from such increase are mainly represented by the increase by R$564 million in civil escrow deposits, R$189 million in tax escrow deposits and R$274 million in labor escrow deposits, relating to lawsuits.

Assets held for sale

Assets held for sale corresponds to the classification of the operations of PT Portugal and operations in Africa as noncurrent assets held for sale, since the Company will sell the shares of PT Portugal to Altice (involving mainly the operations conducted by PT Portugal in Portugal and Hungary) and intends to sell its interests in Africatel Holdings B.V. (“Africatel”).

Property, plant and equipment

The balance of property, plant and equipment was R$25,670 million as of December 31, 2014, an increase by R$884 million or 3.6% compared to December 31, 2013, mainly represented by the increases and decreases of continuing operations arising from: (1) additions in the amount of R$4,218 million, relating to our investments in network expansion and modernization; (2) depreciation in the amount of R$3,315 million and (3) write-offs in the amount of R$20 million.

Intangible assets

The balance of intangible assets was R$3,691 million as of December 31, 2014, a decrease by R$229 million compared to December 31, 2013, mainly represented by the increases and decreases of continuing operations arising from: (1) additions in the amount of R$869 million and (2) amortization in the amount of R$1,084 million.

LIABILITIES

Trade payables

The balance of trade payables was R$4,337 million as of December 31, 2014, a decrease by R$395 million or 8.5% compared to December 31, 2013, mainly represented by better relationship with suppliers through the rationalization of suppliers and renegotiation of contracts.

Borrowings and financing - current

The balance of borrowings and financing - current was R$4,464 million as of December 31, 2014, an increase by R$305 million compared to December 31, 2013. The effects from such increase are mainly represented by: (i) transfers of debts from noncurrent to current in the amount of R$4,646 million; (ii) interest, currency fluctuations and inflation adjustments in the amount of R$2,712 million and (iii) repayment of debt principal and interest in the amount of R$7,053 million.

Borrowings and financing - noncurrent

The balance of borrowings and financing - noncurrent was R$31,386 million as of December 31, 2014, a decrease by R$309 million compared to December 31, 2013. The effects from such change are mainly represented by: (1) borrowings in the amount of R$2,648 million, mainly related to disbursements through Bank Credit Certificate under a revolving credit facility in the amount of R$1,300 million and disbursements from BNDES to support investments in the amount of R$836 million; (2) currency fluctuation and inflation adjustment on debts in the amount of R$1,689 million; and (3) transfers from noncurrent to current in the amount of R$4,646 million.

Current taxes payable

The balance of current taxes was R$477 million as of December 31, 2014, remaining stable compared to December 31, 2013.

Other taxes – Liabilities - current and noncurrent

The balance of other taxes was R$2,543 million as of December 31, 2014, a decrease by R$1,316 million compared to December 31, 2013. The effects from such decrease are mainly represented by the decrease by R$477 million for the settlement of principal, fine and interest upon the utilization of tax loss carryforwards, as set forth in article 2 of Law 12996/2014 and article 33 of Law 13043/2014 and ICMS offsets against ICMS tax credits.

Authorizations and concessions payable – current and noncurrent

Correspond to amounts payable to ANATEL in consideration for the grant of radio frequency concessions and SMP service provision permits and STFC service concessions, obtained through auctions. The balance of authorizations and concessions payable was R$1,362 million as of December 31, 2014, a decrease by R$122 million or 8.3% compared to December 31, 2013, mainly as a result of repayment of principal and interest on 3G and 4G radio frequency concessions and payment of STFC service concessions.

Tax refinancing program – current and noncurrent

The balance of tax refinancing was R$990 million as of December 31, 2014, a decrease by R$130 million, which is related to inflation adjustments and payment of federal taxes in installments.

Provisions - current and noncurrent

The balance of provisions was R$5,132 million as of December 31, 2014, a decrease by R$485 million compared to December 31, 2013. The effects from such change are mainly represented by: (i) decrease in the amount of R$390 million in civil provisions; and (ii) write-off due to payment and/or settlement of labor, tax and civil claims in the amount of R$1,181 million, offset by the recognition of new provisions in the amount of R$463 million and inflation adjustment on provisions in the amount of R$233 million.

Liabilities related to assets held for sale

Liabilities related to assets held for sale corresponds to the classification of the operations of PT Portugal and operations in Africa as noncurrent assets held for sale and liabilities related to assets held for sale, since the Company will sell the shares of PT Portugal to Altice (involving mainly the operations conducted by PT Portugal in Portugal and Hungary) and intends to sell its interests in Africatel Holdings B.V. (“Africatel”)

Equity

The balance of equity was R$19,311 million as of December 31, 2014, an increase by R$7,786 million compared to December 31, 2013. The effects from such change are mainly represented by: (1) increase in the Company’s capital in the total amount of R$13,960 million (of which R$8,250 million in cash and R$5,710 million through assets held by PT), (2) loss for the year in the amount of R$4,406 million, (3) obligations under equity instruments in the amount of R$2,895 million, (4) treasury shares in the amount of R$263 million, (5) share issuance costs in the amount of R$253 million, and (6) noncontrolling interest in the amount of R$1,509 million.

Comparison of the positions of the balance sheet accounts as of December 31, 2013 and December 31, 2012.

	Consolidated, in millions of Reais, except for percentages				Variation
ASSETS	2013	%	2012	%	Dec/13 x Dec/12
Current	17,930	25.5	21,138	30.6	(16,3)
Cash and cash equivalents	2,425	3.4	4,408	6.4	(45,0)
Financial investments	493	0.7	2,426	3.5	(79,7)
Derivative financial instruments	452	0.6	640	0.9	(29,4)
Accounts receivable	7,097	10.1	7,018	10.1	1,1
Inventories	433	0.6	385	0.6	12,5
Recoverable current taxes	907	1.3	1,727	2.5	(47,5)
Other taxes	1,474	2.1	1,557	2.3	(5,3)
Judicial deposits	1,316	1.9	2,068	3.0	(36,4)
Amounts receivable due to the sale of GlobeNet	1,776	2.5	—	—	—
Assets related to pension funds	10	0.0	9	0.0	11,1
Assets held for sale	242	—	—	—	—
Other assets	1,305	1.9	900	1.3	45,0

Non current	52,166	74.5	48,012	69.4	9,2
Financial investments	99	0.1	64	0.1	54,7
Derivative financial instruments	1,621	2.3	349	0.5	364,5
Recoverable deferred taxes	8,274	11.8	8,316	12.0	(0,5)
Other taxes	891	1.3	738	1.1	20,7
Financial assets available for sale	914	1.3	906	1.3	0,9
Judicial deposits	11,051	15.7	9,722	14.1	13,7
Assets related to pension funds	60	0.1	74	0.1	(18,9)
Assets maintained for sale	242	0.3	95	0.1	154,7
Other assets	377	0.5	271	0.4	39,1
Investments	174	0.2	179	0.3	(2,8)
Property, Plant and Equipment	24,786	35.2	23,103	33.4	7,3
Intangible assets	3,919	5.6	4,195	6.1	(6,6)

TOTAL ASSETS	70,096	100.0	69,150	100.0	1,4

	Consolidated, in millions of Reais, except for percentages				Variation
LIABILITIES	2013	%	2012	%	Dec/13 x Dec/12
Current	15,540	22.2	17,093	24.7	(9,1)
Salaries, social charges and benefits	651	0.9	773	1.1	(15,8)
Suppliers	4,732	6.8	4,658	6.7	1,6
Loans and financing	4,159	5.9	3,114	4.5	33,6
Derivative financial instruments	410	0.6	309	0.4	32,7
Payable current taxes	432	0.6	1,066	1.5	(59,5)
Other taxes	2,112	3.0	2,248	3.3	(6,0)
Dividends and interest on own capital	231	0.3	655	0.9	(64,7)
Authorizations and concessions payable	457	0.7	1,059	1.5	(56,8)
Tax refinancing program	100	0.1	100	0.1
Provisions	1,224	1.7	1,569	2.3	(22,0)
Provisions for pension funds	184	0.3	104	0.2	76,9%
Other obligations	848	1.2	1,438	2.1	(41,0)

Non current	43,031	61.4	40,948	59.2	5,1
Loans and financing	31,695	45.2	30,233	43.7	4,8
Derivative financial instruments	157	0.2	205	0.3	(23,4)
Other taxes	1,747	2.5	2,239	3.2	(22,0)
Authorizations and concessions payable	1,027	1.5	1,099	1.6	(6,6)
Tax refinancing program	1,020	1.5	985	1.4	3,6
Provisions	4,393	6.3	4,850	7.0	(9,4)
Provisions for pension funds	459	0.7	767	1.1	(40,2)
Other obligations	2,533	3.6	570	0.8	344,4

Shareholders’ Equity	11,524	16.4	11,109	16.1	3,7
Capital stock	7,471	10.7	7,309	10.6	2,2
Cost of shares issue	-57	(0.1)	-57	(0.1)
Capital reserves	3,978	5.7	4,303	6.2	(7,6)
Profit reserves	2,324	3.3	1,331	1.9	74,6
Treasury shares	-2,105	(3.0)	-2,104	(3.0)
Other comprehensive income	-92	(0.1)	-67	(0.1)	37,3
Others	4	0.0	3	0.0	33,3
Additional dividends proposed			391	0.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	70,096	100.0	69,150	100.0	1,4

Note: Comparable information related to the fiscal year ended on December 31, 2012 was adjusted in order to present, retrospectively, the effects of the adoption of CPC 33 (R1) – Benefits to employees and CPC 19 (R2) – Joint Businesses, in full force and effect as from January 1, 2012. For further description, see item 10.4 of this Reference Form.

Assets

Cash, cash equivalents and financial investments.

The cash, cash equivalents and financial investments account (including financial investments classified under noncurrent assets) had a balance of R$3,017 million as of December 31, 2013, a reduction of R$3,881 million or 56.3% compared to December 31, 2012. The effects of this variation are mainly represented as a result of: (1) cash generated by the operating activities in the amount of R$7,035 million, which includes a reduction of R$1,973 million in the balances of financial investments, (2) raising of loans and financings in the amount of R$3,435 million and (3) disbursements relating to: (i) repayment of principal of loans and financings in the amount of R$3,568 million, (ii) purchase of assets of fixed assets and intangible assets in the amount of R$5,976million, (iii) court deposits and blockades in the amount of R$735 million; (iv) payment of dividends and interest on equity in the amount of R$1,280 million and (v) payment of regulatory authorizations and licenses in the amount of R$711 million.

Derivative financial instruments – Assets and Liabilities – current and noncurrent

The account of derivative financial instruments (assets and liabilities – current and noncurrent) had a positive balance of R$1,506 million as of December 31, 2013, an increase of R$1,031 million compared to the same period in 2012. The effects of this increase are mainly represented as a result of the depreciation of 14.6% of Real compared to Dollar in the course of the fiscal year.

Accounts receivable

As of December 31, 2013, the balance of accounts receivable was R$7,097 million, remaining stable compared to December 31, 2012.

Recoverable current taxes

The account of recoverable current taxes had a balance of R$907 million as of December 31, 2013, a decrease of R$819 million or 47.5% compared to December 31, 2012. The effects of such decrease are mainly represented by a reduction of R$557 million in advance payments of recoverable income tax and social contribution on net income, offset against the balances of said taxes payable in liabilities.

Other taxes – Assets - current and noncurrent

The account of other taxes had a balance of R$2.365 million as of December 31, 2013, an increase of R$70 million compared to the same period in 2012, mainly as a result of the increase in the balances of recoverable ICMS (Tax on Distribution of Goods and Services) arising out of credits created upon the purchase of fixed assets, to be offset against the tax obligations of this tax within 48 months.

Deferred taxes to recover – noncurrent

The account of deferred taxes to recover had a balance of R$8,274 million as of December 31, 2013, remaining stable compared to December 31, 2012.

Court deposits – current and noncurrent

The account of court deposits had a balance of R$12,367 million as of December 31, 2013, an increase of R$577 million or 4.9% compared to December 31, 2012. The effects of this increase are mainly represented by an increase of R$376 million in civil court deposits, R$158 million in tax court deposits and R$42 million in labor court deposits relating to legal proceedings.

Financial asset available for sale

The account of financial asset available for sale corresponds to the equity interest of TMAR in the capital stock of Portugal Telecom, recorded at fair value, with gain and losses acknowledged in the result. As of December 31, 2013 the account remained stable compared to December 31, 2012.

Fixed Assets

The fixed assets had a balance of R$24,786 million as of December 31, 2013, an increase of R$1,683 million or 7.3% compared to December 31, 2012, mainly represented by (1) additions in the amount of R$5,802 million, relating to our investments in expansion and modernization of the network; (2) depreciations in the amount of R$3,191 million and (3) write-offs of R$747 million.

Intangible asset

The intangible asset had a balance of R$3,919 million as of December 31, 2013, a reduction of R$276 million compared to December 31, 2012, mainly represented by: (1) additions in the amount of R$812 million and (2) repayments in the amount of R$1,087 million.

LIABILITIES

Suppliers

The account of suppliers had a balance of R$4,732 million as of December 31, 2013, remaining stable compared to December 31, 2012.

Loans and financings – current

The account of loans and financing - current, had a balance of R$4,159 million as of December 31, 2013, an increase of R$1,045 million compared to December 31, 2012. The effects of this increase are mainly represented by: (i) transfers of debts from noncurrent to current liabilities in the amount of R$5,946 million; (ii) fund raisings of R$800 million; (iii) interest and foreign exchange variations and monetary variations of R$175 million and (iv) repayments of principal and interest of the debt in the amount of R$5,877 million.

Loans and financings – noncurrent

The account of loans and financings - noncurrent, had a balance of R$31,695 million as of December 31, 2013, an increase of R$1.462 million compared to December 31, 2012. The effects of this variation are mainly represented by: (1) fund raisings of R$2,636 million, mainly related to the 10th issue of debentures in the amount of R$1,500 million, disbursed by BNDES to support investments in the amount of R$873 million; (2) monetary and foreign exchange variation on the debts in the amount of R$4,773 million; and (3) transfers from noncurrent to current liabilities in the amount of R$5,946 million.

Current taxes to collect

The account of current taxes to collect had a balance of R$432 million as of December 31, 2013, a decrease of R$634 million compared to December 31, 2012. The effects of this decrease are mainly represented by a reduction in the balances of income tax and social contribution to collect offset against the balances of said taxes to recover in assets.

Other taxes – Liabilities – current and noncurrent

The account of other taxes had a balance of R$3,859 million as of December 31, 2013, a reduction of R$628 million compared to December 31, 2012. The effects of this decrease are mainly represented by a reduction of R$640 million in the taxes of PIS (Employees’ Profit Participation Program) and Cofins (Social Security Financing Tax) and of R$153 million in ICMS (Tax on Distribution of Goods and Services).

Authorizations and concessions payable – current and noncurrent

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and authorizations for provision of SMP and concessions of STFC services obtained by means of auctions. The account of authorizations and concessions payable had a balance of R$1,484 million as of December 31, 2013, a reduction of R$674 million or 31.2% compared to December 31, 2012, mainly as a result of repayments of principal and interest of the 3G and 4G radiofrequency concessions and payment of the lien of the concessions of the STFC services.

Tax refinancing program – current and noncurrent

The account of tax refinancing had a balance of R$1,120 million as of December 31, 2013, an increase of R$35 million relating to monetary restatements and payments of the payment in installments of federal taxes.

Provisions – current and noncurrent

The account of provisions had a balance of R$5,616 million as of December 31, 2013, a decrease of R$803 million compared to December 31, 2012. The effects of this variation are mainly represented by: (i) a reduction of R$316 million in labor provisions as a result of the review of the methodology of ascertainment of the provisions for losses in labor claims, including statistical techniques, due to an increased accumulated experience in the matter; and (ii) write-off for payment and/or termination of labor claims and tax and civil proceedings in the amount of R$1,431 million, offset against the creation of new provisions in the amount of R$698 million and monetary restatement of the provisions, in the amount of R$246 million.

Stockholders’ Equity

The balance of stockholders’ equity was R$11,524 million as of December 31, 2013, an increase of R$415 million compared to December 31, 2012. The effects of this increase are mainly represented by: (1) result of the current fiscal year of R$1,493 million, (2) redemption of bonus stock in the amount of R$162 million, (3) approval of the proposed additional dividend in the amount of R$391 million, and (4) dividends attributed to reserve of investments in the amount of R$500 million.

h.3) Cash Flow

Cash Flow used in investment activities

The investment activities of continued activities consumed a net cash of R$1.489 million in 2014 and R$6.770 million in 2013, and R$6,495 million in 2012.

In 2014, the use of net cash in investing activities from continuing operations consisted mainly of (1) investments in the amount of R$5,370 million in the purchase of assets, equipment and intangible assets, primarily related to the expansion of the Company’ data transmission network and implementation of projects to meet ANATEL’s regulatory requirements; and (2) net escrow deposits (consisting of deposits deducted from computations and/or substitutions) in the amount of R$938 million, basically relating to provisions for labor, tax and civil contingencies. The effects from such cash investments were partially offset by the proceeds from the sale of non-strategic assets in the amount of R$4,454 million, primarily related to the proceeds from the sale of Globenet in January 2014 and sale of mobile towers.

During 2013, the use of net cash in the investment activities consisted mainly of (1) investments in the amount of R$5,976 million in purchases of assets, equipment and intangible assets, especially in connection with the expansion of the data communication network of the Company, the acquisition of concession of the 4G network and the implementation of projects to meet regulatory requirements of ANATEL; and (2) net court deposits (which consist of deposits subtracted from the releases and/or replacements) of R$735 million, basically relating to provisions for labor, tax and civil contingencies. The investment activities generated cash of R$4 million relating to the sales of non-strategic assets of the Company.

During 2012, the use of net cash in the investment activities consisted mainly of (1) investments in the amount of R$5,330 million in purchases of assets, equipment and intangible assets, especially in connection with the expansion of the data communication network of the Company, the acquisition of concession of the 4G network and the implementation of projects to meet regulatory requirements of ANATEL; and (2) net court deposits (which consist of deposits subtracted from the releases and/or replacements) of R$1,662 million, basically relating to provisions for labor, tax and civil contingencies.

Cash Flow Used in Financing Activities

The financing activities of continued operations generated a net cash of R$4,358 million in 2014, and consumed net cash of R$2,298 million in 2013, and R$975 million in 2012.

In 2014, the main sources of financing of continuing operations were: (1) capital increase in the amount of R$8,230 million, (2) R$1,300 million raised through a Bank Credit Certificate under a revolving credit facility, (3) US$98 million through Export Credit Facilities entered into among TMAR and EDC in July 2012, (4) US$ 92 million through Export Credit Facilities entered into among Oi and ONDD in March 2013, (5) disbursements from BNDES to support investments in the amount of R$836 million. For further information on the Company’s borrowings and financing, see item 10.1.(f) hereof.

In 2014, we used the Company’s cash and banks from the continuing operations mainly in: (1) the payment of borrowings, financing and derivatives in the amount of R$5,054 million, (2) payment in installments of licenses and concessions in the total amount of R$205 million, and (3) payment in installments within the scope of REFIS in the amount of R$870 million.

During 2012, our main sources of loans were (1) the issue of 5.75% Senior Notes, in the total amount of US$1,500 million, with maturity in 2022, (2) the issue of non-convertible debentures, in the amount of R$2,000 million, with maturity in 2020, and (3) credit facility in the total amount of R$5,400 million, entered into with BNDES, provided that the Company used the amount of R$2,000 million. Furthermore, in fiscal year 2012 we consolidated a cash and cash equivalents in the amount of R$4,930 million, as a result of the Corporate Restructuring. For more information about the Corporate Restructuring, as well as the loans and financings of the Company, please refer to item 8.4. and 10.1.(f), respectively, of this Reference Form.

In fiscal year 2012, we used the Company’s availabilities for (1) payment of loans and financings and derivatives of the Company in the amount of R$4,980 million, (2) payment of dividends and interest on equity in the total amount of R$2,405 million, (3) payment to the shareholders of TNL and TMAR that exercised their right of withdrawal in relation to the Corporate Restructuring, in the amount of R$2,008 million, and (4) redemption of class B and class C preferred shares issued as bonuses to the shareholders of our common and preferred shares in the amount of R$1,156 million.

10.2. Comments of the officers about:

a) results of the Company’s operations, especially:

The Officers of the Company present below their comments about the result of the Company’s operations, especially describing the components of the revenue and the facts that materially affected the operating results.

i) description of any material components of the revenue

The telecommunication services of the Company are composed of:

•	Local landline telephony services in Regions I and II, including installation, monthly subscription, services measured, collect calls and additional local services;

•	National and international long-distance services by means of landline telephony in Regions I and II and mobile telephony in Regions I, II and III, with the use of selection codes of the provider for long-distance, which are represented by number “14” in the case of the Company and by number “31” in the case of TMAR;

•	Mobile telephony services throughout the Brazilian territory, with the use of 2G and 3G technology, as well as the 4G technology launched in April 2013 in 6 cities;

•	Data transmission services, which include (1) ADSL services; (2) lease of digital and analogical lines to other providers, ISPs and corporate customers; (3) IP solutions; and (4) other data transmission services;

•	Use of own network (1) to complete telephone calls started by customers of other providers (interconnection services); or (2) by providers that do not have the required network;

•	Paid TV services;

•	Traffic transportation services;

•	Public Terminals;

•	Added-value services, including voice mail, call identification and list support, among other things;

•	Advanced voice services to corporate customers, such as 0800 services (toll-free call); and

•	Operation of the iG internet portal.

The generation of revenue of each of the business segments is analyzed by Management in the classification by customer in the following categories:

•	Residential services, focus on the sale of fixed telephone services, including voice services, data transmission services (broadband) and paid TV;

•	Personal mobility focus on the sale of mobile telephone services to post and prepaid customers and mobile broadband customers; and

•	Corporate including corporate solutions for our corporate small-, medium- and large-sized customers.

ii) factors that materially affected the operating results

The main factors that affect the financial status and the operating results of the Company, in accordance with comments of the Officers, are:

Growth rate of the Brazilian Gross Domestic Product and of the demand for telecommunication services

Due to the fact that it is a Brazilian company with substantially all operations performed in Brazil, the Company is affected by the economic conditions of the country. The growth rate of the Brazilian GDP was 0.15% in 2014, 2.3% in 2013 and 0.9% in 2012. While the Officers of the Company believe that the growth of the Brazilian GDP encourages the demand for telecommunication services, the Company also believes that the demand for these same services are relatively inelastic during periods of economic stagnation, and that the effect on the Company’s revenues of economic slowdown or even a recession in Brazil due to the current international economic conditions would not be relevant. However, a significant and long-lasting deterioration of the economic conditions in Brazil might negatively affect the volume of subscribers and the use of the services provided by the Company and, consequently, its operating revenues.

Being a provider with a public concession for landline telephony services and a provider of mobile telephony services, the Company is the main target and the main beneficiary of this trend.

Between the fiscal years ended as of December 31, 2014 and 2013, the number of our mobile telephony subscribers grew 1.4% of 50.9 million in December 2014, in relation to the 50.2 million in December 2013, while the number of Oi landlines in service was reduced 4.7% in the same period of time.

Telecommunications Services Demand

Local Fixed Telephony Services Demand

The level of penetration of fixed telephony in Brazil is similar to that of countries with the same per capita income and so, just like it happened in other countries, the fixed telephony customers base kept stable, but with downturn. The demand for local fixed telephony services supplied by the Company stabilized in the last few years, with a minor reduction in the number of active fixed lines, of approximately 4.7% between the fiscal year ended on December 31, 2014 and 2013

The Company tries to revert a generalized trend in the Brazilian telecommunications sector, of replacing local fixed telephony services for mobile telephony services by (1) offering value-added services to fixed telephony customers, especially the subscription to broadband network services, and (2) promoting the convergence of telecommunications services, through the offer of convergent packages including local fixed telephony, long distance, mobile, broadband network services, and Pay-TV. As a result of such offers, the Officers of the Company expect the number of active fixed lines to remain stable or to drop very little in the next years. In December, 2014, 48% of houses were provided with fixed broadband network services by Oi.

According to ANATEL’s regulations and the concession contracts, the Company is subject to offering basic fixed telephony plans to its residential customers, including 200 minutes of use of the fixed telephony network to make local calls. The customer of a basic plan pays a monthly amount for the service, and when the local calls exceed the limit of the plan, the Company charges a value per exceeding minute. However, the Company offers several alternative fixed telephony plans with different offers to meet the different needs and consumption profiles of the market, tailored to each customer’s profile. A classic example is the unlimited plan for customers who make a lot of calls per month, and pay a fixed monthly fee to Oi. The Company registered an improvement in the loss of income with subscription, as a result of the strategy launched in 2006, of adapting the offers to the profile of the customers, and to promote loyalty of them.

The substantial increase in the number of users of mobile telephony in Brazil also had a negative impact on the use of pay phones. As an operator with a public concession of services of local fixed telephony for Regions I and II, the Company is subject to ANATEL’s regulations and, according to the concession contracts it executed, the Company is required to meet certain goals of availability of pay phones in the whole concession area. However, once an increasingly larger portion of the population has been using cell phones to make calls when there is no pay phone or fixed phone nearby, the number of pay phones dropped in the three last fiscal years.

Mobile Telephony Services Demand

The Officers of the Company believe that the main reason why its customer base for mobile telephony services grew from 50.2 million in the fiscal year ended on December 31, 2013, to 50.9 million in the fiscal year ended on December 31, 2014, was the success of its promotions, marketing campaigns and launching of new services.

The mobile telephony services market is highly competitive in the region the Company operates. The average rate of cancellation in the Company’s mobile telephony segment, which is the number of subscribers who had their service disconnected during a given month (churn), voluntarily or involuntarily, divided by the number of subscribers in the beginning of each month has been dropping. For this purpose, (1) we incurred expenses with sales, by way of marketing and sales efforts to retain current mobile telephony customers and to attract new customers, and (2) the discounts offered in promotional activities lead to expenses in relation to our gross operating income of our mobile telephony segment.

The Officers of the Company expect that the mobile telephony services segment continues to grow in terms of customer base, traffic volume and income from value-added services.

Data Transmission Services Demand

On December 31, 2014, the Company’s base of customers of broadband network services was of approximately 5.9 million, which is stable in relation to December 31, 2013.

The Officers of the Company believe that maintaining the clients’ base is the result of changes in the preferences of consumers, which led to an increase in the number of customers of fixed telephony of the Company, who value data transmission speed, available through the broadband services.

Effects of the expansion of mobile data transmission services

In 2014, we continued with our investments in the expansion of 3G and 4G coverage, with an increase in the coverage and competitive offerings, gave more attention in the access through cell phone in post-paid, where we grew our base of mobile clients. Focusing greatly on increasing income and higher use of data by prepaid customers, we created offers for acquisition, and we developed several profitability-oriented actions in relation to the user-base of data in prepaid services.

Focusing on differentiation, we consistently expanded the Oi WiFi network in 2013, increasing the hotspots throughout Brazil.

The cost of such authorizations and radio frequency licenses was of R$ 708 million, an amount we will pay to ANATEL in installments, until 2023. In 2013, the Company is increasing its investments in network infrastructures, to offer 3G, 4G and WiFi services. We financed the purchase and installation of our network equipment through loans and financings, including financings with our suppliers.

According to 3G radio frequency licenses, the Company must comply with certain obligations related to service expansion, which require that capital investments be made until 2016. If the Company is unable to make such capital investments through its operating cash flow, it may go into additional indebtedness or even suppliers’ financing obligations, which would increase its total indebtedness and net financial expenses.

In 2013, the Company additionally invested R$ 369 million in the acquisition of the license to render LTE mobile network services. The existing mobile core was updated with the purpose of offering 4G services.

With the purpose of speeding up the implementation, the initial implementation considers a radio sharing configuration (Radio Access Network), where LTE eNode B access will be shared with another operator.

In the fiscal year ended on December 31, 2014 Oi’s 4G service reached a total of 45 municipalities covered. Customers who contract compatible plans may navigate Oi’s 4G network, if they have a device and chip that permit the use of such a technology. Customers may check the coverage area of Oi’s 4G network in the company’s website.

Hence, we were able to expand the internet mobile portfolio and to meet all kinds of customers from the mobile segment.

b) income variations due to changes in prices, exchange rates, inflation, alterations in volumes and introduction of new products and services.

Next, the Officers comment on the variations of income, due to changes in prices, exchange rates, inflation, alterations in volumes and introduction of new products and services:

Prices, alterations in volumes and introduction of new products and services

The officers understand that the Company is facing growing pressure to reduce fees, in response to price competition. Such price competition usually comes in the form of special promotional packages, including the subsidy of mobile devices, promotions of traffic use and incentives for calls made using the network of the mobile telephony services provider itself. Competition, with service plans and promotions, may cause an increase in market expenses and costs with the obtainment of customers for the Company, which could adversely affect its operating results. The incapacity of the Company to efficiently compete with such packages could result in losing its market share, adversely affecting its operating income and profitability.

This competitive environment is highly affected by key-trends, especially:

•	Technologic and services convergence: technologic and services convergence makes it possible for telecommunications carriers, who used to be limited to offering only a single service, to offer several services in other sectors of the industry, such as the broadband services offered by cable TV and mobile telephony operators (through 3G and 4G technology), in addition to the Oi WiFi network, as well as fixed telephony services transmitted by mobile telephony operators.

•	Consolidation: consolidation invaded the telecommunications sector in all Latin America, including Brazil. Such consolidation led to the formation of large conglomerates that benefit both from economies of scale and from the a capacity to conduct coordinated actions in different segments of the industry, which gives them competitive advantages in an environment that is also characterized by media and telecommunications services convergence.

•	Offer of convergent services: telecommunications services operators started to offer convergent packages, which they were not previously able to offer, on an independent basis.

In response to such pressures of the competition, (1) the Company may start to offer its services at lower rates than the ceilings established by ANATEL, and (2) on a periodical basis, it may offer its services with promotional discounts or free additional services, together with the acquisition of some of its services. The Company registers the services it sells at rates lower than the ones established in its plans or the rates approved by ANATEL, and the amount of the services offered with discount or free of charge, as discounts and returns, in its financial statements.

Inflation

The rates of telecommunications services are subject to ample ANATEL regulation. The rates for local and long distance fixed telephony, as well as mobile telephony services provided by the Company, as well as for interconnection with its fixed telephony network, and EILD and SLD services are subject to ANATEL regulation. We need to obtain ANATEL’s approval before offering new fixed or mobile telephony plans. The rates established or approved by ANATEL for the services rendered by the Company are a ceiling for the Company’s rates, the Company being authorized to offer discounts on telephony services in relation to the rates approved by ANATEL. After the determination or approval of the rates by ANATEL, the ceiling is subject to an annual adjustment pursuant to the inflation variation, measured by the IST index. The ceiling of local fixed telephony plans is adjusted pursuant to inflation variation, measured by the IST, minus the amount of productivity gains reached by us and by the local fixed telephony sector as a whole. From January to December, 2014, the telecommunications services index (IST) was of 5.72%.

Exchange rate

The Company has most of its operations in Brazil, and the Company’s operating income are not relevantly affected by changes in the exchange rate.

c) impact of inflation, variation of prices of the main inputs and products, exchange and interest rate, in the Company’s operating result and income statement.

Comment of the on the impacts of inflation and of the variation in the prices of inputs and products in the operating result.

The officers of the Company understand that if Brazil face a substantial inflation scenario again, the Company’s costs and expenses tend to increase, whereas their operating and liquidity margins are likely to be reduced. However, there have not been relevant inflation impacts in the prices of our main inputs and products in the last years, considering that, in the competitive environment where the Company operates, the competition for plans of services and promotions offered by the Company’s competitors led to increased discounts in some of our products and services.

The competition with plans of services and promotions offered by the Company’s competitors also led to an increase in some commercial expenses and costs for obtainment of customers.

Comments of the officers on the impacts of the exchange rates and of interest rates in the financial result.

Almost all costs of services and operating expenses of the Company are incurred in Reais, in Brazil. Hence, no significant impacts are expected in respect to exchange rates alterations in its operations.

On December 31, 2014, the restated gross debt of the Company, which included the derivative financial instruments operations, was R$ 33.294 million, representing an increase of 3.1% as opposed to the fiscal year ended on December 31, 2013, when the restated gross debt was R$ 34.347 million. The Company’s indebtedness results in bigger financial expenses reflected in its statement of results (for more information, see item “10.1” of this Reference Form).

For more information about the impact of inflation, exchange and interest rate in the Company’s operating and financial result, see items “4.1”, “5.1” and “5.2” of this Reference Form.

10.3. Comments of the officers on relevant effects the events below have caused or are expected to cause in the financial statements and in the results of the Company:

The information presented next have been reviewed and commented by the Officers of the Company:

a) introduction or disposal of operating segment

On May 5, 2014, the Company acquired PT Portugal, and since then, it fully consolidated its profit, loss, assets and liabilities. Upon the sale of shares issued by PT Portugal to Altice and approval of preparatory measures for the sale of Africatel, as mentioned in item ii below, the Company classified PT Portugal’s operations and the operations in Africa as assets held for sale and liabilities related to assets held for sale, as set forth in CPC 31/IFRS 5.

Additionally, because it represents an important separate business line, the results of operations of PT Portugal, from May 5 to December 31, 2014, are stated as discontinued operations in one single caption in the income statement. Line item “Discontinued operations” in the income statement includes losses in the amount of R$4,164,478 relating to the adjustment of the carrying amount of PT Portugal to its sales price, less related expenses.

Operations in Africa are consolidated in the income statement since May 5, 2014.

There was no introduction or disposal of operating segments in the fiscal years ended on December 31, 2013 and 2012.

b) constitution, acquisition or disposal of equity interest

The financial statements of the Company had impacts deriving from acquisitions and disposals of equity interests, the most relevant being the ones described below. For additional information on such operations, see item 6.5 of this Reference Form.

PT Portugal

In May 2014, in conformity with the business combination plan among the Company and Portugal Telecom, SGPS, S.A. (“PT SGPS” or “PT”), the Company’s capital increase was approved through the payment by PT of all shares issued by PT Portugal SGPS, S.A. (“PT Portugal”).

PT Portugal and its subsidiaries basically operate in the telecommunications and multimedia sectors in Portugal (such operating segment is hereinafter referred to as “Telecommunications in Portugal”) and in other African and Asian countries (such operating segment is hereinafter referred to as “Other business”).

Sale of PT Portugal Shares to Altice

On December 9, 2014 the Company and Altice Portugal S.A. (“Altice PT”), a fully-owned subsidiary of Altice S.A. (“Altice”), executed an agreement for purchase and sale of the entirety of the shares of PT Portugal to Altice PT, substantially involving the transactions conducted by PT Portugal in Portugal and in Hungary.

On January 22, 2015 the shareholders of PT SGPS approved the sale by Oi of the entirety of the shares of PT Portugal to Altice PT, on the terms and conditions of the Agreement for Purchase and Sales of Shares. In this way, the condition precedent provided in the mentioned agreement for its efficacy was implemented.

By the approved transaction Oi will sell to Altice the totality of the shares issued by PT Portugal for their enterprise value corresponding to 7.4 billion Euros, with cash adjustments and debt, including the provision for a deferred payment (“earn-out”) of 500 million Euros relative to the future generation of revenue by PT Portugal. The price to be paid to Altice will incur the adjustments that are usually adopted in similar transactions, according to the cash position of PT Portugal upon the closing of the transaction.

The effective sale of the shares of PT Portugal is still subject to conclusion of acts of corporate reorganization having the purpose of delimiting the businesses that will be sold and of segregating the PT Portugal investments that will not be sold, including the investments in Africatel GmbH & Co. KG, in Timor Telecom S.A. and the investments held by PT Portugal in Rio Forte Investments S.A., as well as all or a portion of the PT Portugal indebtedness, including the obtainment of the necessary bidding procedure authorizations, on the terms of applicable law.

Approval of the preparatory measures for the sale of Africatel

In a meeting of the Board of Directors held on September 16, 2014 Oi’s management was authorized to take the necessary measures for sale of the equity holdings of the Company in Africatel Holdings B.V. (“Africatel”), representing 75% of the capital stock of Africatel and/or its assets. Oi will be the leader of the selling process, although it believes that it is in the best interest of both shareholders of Africatel for maximization of the value of their investments that such sale be conducted in a form that is coordinated with Samba Luxco S.à.r.l (“Samba Luxco”), an affiliate of Helios Investors L.P., which holds the remaining 25% of the capital stock of Africatel. Oi is committed to work with its local partners and with each one of the operational companies in which Africatel invested, in order to ensure a coordinated transition of its participation in such companies.

GlobeNet

On December 23, 2013, the Company announced the conclusion of the transfer operation of the totality of its equity interest at GlobeNet to BTG Pactual YS Empreendimentos e Participações S.A. The financial liquidation of the operation, in the amount of R$ 1.779 million, occurred in January, 2014.

The gain of the sale of GlobeNet was registered in December 2013 in other operating income, amounting to R$ 1,497 million, less expenses related to this operation.

Mobile Towers

On December 3, 2013 the Company executed an agreement with SBA Torres Brasil, for the transfer of shares representing 100% of the capital stock of one of its subsidiaries, which detained 2,007 mobile telephony telecommunication towers. The conclusion of the transaction occurred on March 31, 2014 and the earnings recorded in other operating revenues, after deduction of the expenses associated with the transaction, were of R$1.3 billion.

On June 24, 2014 the Company executed a new agreement with SBA Torres Brasil, for the transfer of shares representing 100% of the capital stock of one of its subsidiaries, which held 1,641 mobile telephony telecommunication towers. The conclusion of the transaction occurred on December 1, 2014 and the earnings recorded in other operating revenues, after deduction of the expenses associated with the transaction, was of R$1.1 billion.

Corporate Restructuring

At General Meetings held on February 27, 2012, the shareholders of the Oi Companies (Tele Norte Leste Participações S.A. (“TNL”), TMAR, Coari Participações S.A. (“Coari”) and the Company) approved the Corporate Restructuring that consisted both in the partial spin-off of TMAR and in the merge of the spun-off portion by Coari, followed by the incorporation of TMAR’s shares by Coari and the mergers of Coari and TNL into the Company, which concentrated all equity interests back then at the Oi Companies and became the only Oi Company listed at the Stock Exchange, and had its company denomination changed to Oi S.A., at such General Meetings.

Continuing with the process of corporate reorganization, in February 2014 TNL PCS (the mobile telephony operator for Regions I and III) was absorbed by Oi Móvel (the mobile telephony operator for Region II). As a result of the absorption Oi Móvel became the only operator to provide Oi mobile telephony services in Brazil.

For a more detailed description of the corporate restructuring, see item “6.5” of this Reference Form.

c) Non-usual events or operations

Not applicable, considering that there were no relevant non-usual events or operations in the fiscal years ended on December 31, 2014, 2013 and 2012, which had caused impact or which may cause relevant impacts in the financial statements.

10.4. Comments of the officers about:

Below, the Officers of the Company introduce the significant changes occurred in accounting practices, as well as the significant effects of such alterations on the Company:

a. Significant changes on accounting practices

The Executive Officers of the Company inform that there were no changes in the accounting practices of the Company in the fiscal year ended December 31, 2014. The Company adopted all of the norms, revisions of norms and construals issued by the Committee for Accounting Pronouncements (CPC), by the IASB and by the regulating bodies that were effective on December 31, 2014.

The Company officers declared that there was no changes in the accounting practices of the Company in the Fiscal Year ended December 31, 2014.

The Company adopted all rules, reviews of rules and interpretations issued by the Accounting Pronouncements Committee (CPC), the IASB and the regulatory bodies, which were in effect on December 31, 2014.

The Company applied, to its restated financial information, related to the fiscal year ended on December 31, 2013, the new rules and accounting interpretations effective as of January 1, 2013, including CPC 19 (R2) and CPC 33 (R1), as described below.

The officers inform that, upon preparing the Financial Statements, as opposed to those related to fiscal year ended on December 31, 2012, adjustments were made aimed at retrospectively depicting the effects of the adoption of CPC 33 (R1) and CPC 19 (R2), effective as of January 1, 2013. Such adjustments are reflected in the charts below:

	Consolidated
	Balances originally presented on December 31, 2012	Actuarial gains and losses (i)	Joint businesses (ii)	Balances adjusted on December 31, 2012
Current assets	21,145		(7)	21,138
Cash and cash equivalents	4,413		(5)	4,408
Financial investments	2,426			2,426
Derivative financial instruments	640			640

Accounts receivable	7,018		(1)	7,018
Inventories	385			385
Recoverable current taxes	1,726			1,726
Other taxes	1,557			1,557
Judicial deposits and blockings	2,068			2,068
Assets related to pension funds	9			9
Other assets	901		(1)	900
Non current assets	47,932	79	1	48,012
Financial investments	64			64
Derivative financial instruments	349			349
Recoverable deferred taxes	8,211	107	(2)	8,316
Other taxes	738			738
Financial assets available for sale	906			906
Judicial deposits and blockings	9,723		(0)	9,723
Assets related to pension funds	101	(27)		74
Assets maintained for sale	95			95
Other assets	319		(48)	271
Investments	81		99	180

Property, Plant and Equipment	23,110		(7)	23,103
Intangible assets	4,237		(42)	4,196

Total assets	69,077	79	(6)	69,150

Current liabilities	17,096		(3)	17,093
Salaries, social charges and benefits	774		(1)	773
Suppliers	4,659		(1)	4,658
Loans and financing	3,114			3,114
Derivative financial instruments	310			310
Payable current taxes	1,066			1,066
Other taxes	2,248			2,248
Dividends and interest on own capital	655			655
Authorizations and concessions payable	1,059			1,059
Tax refinancing program	100			100
Provisions	1,569			1,569
Provisions for pension funds	104			104
Other obligations	1,439		(1)	1,438
Non current liabilities	40,664	287	(3)	40,948
Loans and financing	30,232			30,232

Derivative financial instruments	205			205
Other taxes	2,239			2,239
Authorizations and concessions payable	1,099			1,099
Tax refinancing program	985			985
Provisions	4,851		(1)	4,850
Provisions for pension funds	480	287		767
Other obligations	572		(2)	570
Shareholders’ Equity	11,317	(207)		11,109
Capital stock	7,309			7,309
Cost of shares issue	(57)			(57)
Capital reserves	4,303			4,303
Profit reserves	1,331			1,331
Treasury shares	(2,105)			(2,105)
Other comprehensive income	140	(207)		(67)
Interest percentage variation	4			4
Additional dividends proposed	391			391

Total liabilities	69,077	79	(6)	69,150

Shareholders’ Equity conciliation for the fiscal year ended on December 31, 2012:

Consolidated

Shareholders’ equity originally presented	11,317
Interest of non controllers originally presented

Total shareholders’ equity	11,317
Adjustments:
Actuarial gains and (losses) (i)	(207)
Reflexive actuarial gains and (losses) (i)

(207)
Attributed to:
Controller	(207)
Non controllers

Adjusted shareholders’ equity	11,109

Attributed to:
Controller	11,109
Non controllers

Net profit conciliation for the fiscal year ended on December 31, 2012:

	Consolidated
	Balances originally presented on December 31, 2012	Joint businesses (ii)	Balances adjusted on December 31, 2012

Sale of goods and/or services income	25,169	(8)	25,161
Cost of goods and/or services sold	(12,673)	3	(12,670)
Gross income	12,496	(5)	12,491
Operating Expenses/Income	(7,736)	5	(7,731)
Sales expenses	(4,847)	7	(4,841)
General and administrative expenses	(2,998)	5	(2,993)
Other operating income	1,996	(13)	1,983
Other operating expenses	(1,886)	6	(1,880)
Income before financial income and taxes	4,760		4,760
Financial income	(2,216)		(2,216)
Financial revenues	2,275		2,275
Financial expenses	(4,491)		(4,491)
Income before taxes on profit	2,545	(1)	2,544
Income tax and social contribution on profit	(760)	1	(759)
Current	(934)	1	(933)
Deferred	174		174
Net income of the continued operations	1,785		1,785
Consolidated profit of the fiscal year	1,785		1,785
Attributed to the partners of the controlling company	1,785		1,785
Attributed to the non controlling partners

Cash flows conciliation for the fiscal year ended on December 31, 2012:

	Consolidated
Cash flows	Balances originally presented on December 31, 2012	Total effect of the changes of CPC’s	Balances adjusted on December 31, 2012

Operating activities	3,859	51	3,910
Investment activities	(6,439)	(56)	(6,495)
Financing activities	974		974

(i)	Benefits to employees

The CPC 33 (R1) excluded the possibility of used of the “corridor method” in the acknowledgement of actuarial gains and losses of the defined benefit plans.

As from the adoption of the new statement, the actuarial gains and losses started to be fully acknowledged in the stockholders’ equity (other comprehensive results). These amounts are not recycled for the result of the fiscal year, remaining in the account of stockholders’ equity of other comprehensive results.

(ii)	Joint Business

The CPC 19 (R2) eliminates the possibility of opting for the proportional merger of jointly controlled ventures. As from the adoption of the statement, the jointly controlled ventures started to be valued solely by the equity method. The Company has equity interests in jointly controlled ventures in the companies Paggo Soluções e Meios de Pagamento S.A. and Companhia AIX de Participações.

The initial balances as of January 01, 2012 are not being resubmitted, given the immateriality of the amounts arising out of the retrospective application of the CPC 33 (R1), in compliance with paragraph 40 of CPC 26 (R2).

Resubmission of the Financial Statements - DFPs of December 31, 2012

The officers informed that the Company, due to the Corporate Restructuring carried out on February 27, 2012, as described in item 6.5 of this reference form, by means of the mergers of Coari and TNL and their respective net assets, acknowledged in its accounting books a surplus value of the fixed and intangible assets originating from the control acquisition process of Brasil Telecom S.A. (currently, Oi S.A). The accounting of the effects of all steps of the Corporate Restructuring was made based on the accounting net assets of each company, prospectively.

Subsequently, the Company submitted a consultation to CVM, seeking to adopt an accounting treatment that, in the management’s opinion, could better represent the essence of the operation as regards the recording of the surplus value of assets originated from the control acquisition of Brasil Telecom S.A. (currently, Oi S.A.), considering the equity composition of Grupo Oi, the end controlling shareholder of which is Telemar Participações S.A., taking into account that the accounting practices adopted in Brazil and the IFRS do not provide for the accounting treatment for corporate restructuring transactions of companies under common control. This accounting treatment currently adopted focus on the corporate restructuring from the viewpoint of Brasil Telecom S.A. (currently, Oi S.A.), which is the surviving entity and, as a result, does not encompass the attribution of surplus value for its own net assets, while the previously adopted accounting treatment, which is hereby changed, focused on the corporate restructuring from the viewpoint of Tele Norte Leste Participações S.A. (TNL) and, consequently, encompassed the attribution of surplus value to the own net assets of Brasil Telecom S.A.

On April 24, 2013, CVM, in a meeting of its Collegiate Board, resolved by unanimously votes to grant the Company’s claim, which consists of the adoption of the accounting practice that encompasses the reversing entry of the surplus value of the assets and of its re-composition in Telemar Participações S.A., the Company’s controlling company, understanding that the alternative currently adopted seems to be more appropriate for the case at issue, which represents more relevant and reliable information for the investor. Said fact was notified by means of Official Letter CVM/SEP/GEA-5/No. 119/2013 of April 25, 2013.

As a result, the financial statements relating to the fiscal year ended as of December 31, 2012 were resubmitted, aiming at reflecting the aforementioned change in the accounting practice.

The effects arising out of the resubmission of the aforementioned financial statements were as follows:

	Consolidated (in millions of Reais, except for percentages)
	Registered	Adjustments	Represented
ASSETS:	77,791	(8,714)	69,077
Recoverable deferred taxes – Non current	4,076	4,135	8,211
Assets maintained for sale – Non current	113	(18)	95
Investments	—	—	—
Property, Plant and Equipment	24,819	(1,709)	23,110
Intangible assets	15,359	(11,122)	4,237
Total Non Current Assets	56,646	(8,714)	47,932

LIABILITIES:	57,965	(204)	57,760
Dividends and interest on capital stock – Current	626	30	655
Total Current Liabilities	17,067	30	17,096
Deferred taxes – non current	234	(234)	—
Total Non Current Liabilities	40,898	(234)	40,664

	Consolidated (in millions of Reais, except for percentages)
	Registered	Adjustments	Represented
SHAREHOLDERS’ EQUITY	19,827	(8,510)	11,317
Capital reserves	13,731	(9,428)	4,303
Profit reserves	384	947	1,331
Additional dividends proposed	421	(30)	391

ACCUMULATED INCOME ENDED ON DECEMBER 31, 2012:
Cost of goods and/or services sold	(13,966)	1,293	(12,673)
General and administrative expenses	(3,069)	71	(2,998)
Other operating expenses	(1,958)	72	(1,886)
Profit before taxes on profit	1,109	1,436	2,545
Deferred Income Tax / Social Contribution	662	(488)	174
Net profit for the year	837	947	1,785
Profit attributed to controllers	837	947	1,785
Basic earnings and earning diluted per share (R$):
Common shares – basic and diluted	0,51	0,58	1,09
Preferred shares – basic and diluted	0,51	0,58	1,09

STATEMENTS OF SHAREHOLDERS’ EQUITY CHANGES
Corporate Restructuring	13,614	(9,428)	4,186
Net profit for the year	837	947	1,785
Dividends declared	(417)	(30)	(446)

	Consolidated (in millions of Reais, except for percentages)
	Registered	Adjustments	Represented

STATEMENT OF CASH FLOWS
Profit before income tax and social contribution	1,109	1,436	2,545
Depreciation and amortization	4,592	(1,364)	3,228
Loss in the write-off of permanent assets	339	(72)	267

STATEMENT OF VALUE ADDED
Other income	1,897	72	1,969
Income	35,396	72	35,468
Gross value added	20,948	72	21,020
Depreciation and amortization	(4,592)	1,364	(3,228)
Retentions	(5,394)	1,364	(4,031)
Net value added produced by the Company	15,554	1,436	16,990
Distributable total value added	17,829	1,436	19,265
Taxes and fees - Federal	(1,611)	(488)	(2,099)
Taxes and fees	(9,071)	(488)	(9,559)
Retained profit	(421)	(947)	(1,368)
Compensation of own capital	(837)	(947)	(1,785)
Distributed value added	(17,829)	(1,436)	(19,265)

	Consolidated (in millions of Reais, except for percentages)
	Registered	Adjustments	Represented
STATEMENTS OF COMPREHENSIVE INCOME
Profit for the year	837	947	1,785
Total of comprehensive income for the year	978	947	1,925
Comprehensive income attributed to controller	978	947	1,925

Additionally, the reference form, the Management Report, and Other information that the Company deems relevant in relation to the fiscal year ended as of December 31, 2012, were spontaneously resubmitted to demonstrate the accounting balances and the adjustments disclosures after the corrections referred to in the table above.

b. Significant effects of the changes in accounting practices

The officers clarify that the significant effects of the changes in accounting practices are presented in item 10.4 (a).

c. Current reservations and emphases on the auditor’s opinion

Reservations

The Officers of the Company clarify that there were no reservations in the reports of the independent auditors about the individual and consolidated financial statements relating to the fiscal years ended as of December 31, 2014, 2013 and 2012.

Emphases relative to the fiscal year ended December 31, 2014

The Executive Officers of the Company clarify that the report on the review by the independent auditors of KPMG of the financial statements for the fiscal year ended December 31, 2014 contains the following paragraphs of emphases and other matters:

Investment in Unitel

The amount of the investment in Unitel, S.A., of R$4,157 million on December 31, 2014, which includes the dividends receivable from this entity amounting to R$944 million, was determined by Management based on the economic and financial assessment effected so as to reflect the best estimate of its fair value. We call attention to the uncertainties disclosed in Explanatory Notes Nos. 1 and 28 to the financial statements, inasmuch as the realizable value of the mentioned investment depends on materialization of the assumptions provided in the mentioned assessment and on the selling conditions of the participation in Unitel. Our opinion shows no exception related to this matter.

Discontinued operations

We call attention to Explanatory Note No. 28 to the financial statements, which describes the completion of the approval of the Board of Directors of Oi S.A. of the terms and general conditions for the sale of the totality of the shares of PT Portugal, SGPS, S.A. to Altice Portugal, S.A., a subsidiary held by Altice, S.A. This decision was subsequently approved on January 22, 2015, in a shareholders’ meeting of Portugal Telecom, SGPS, S.A., whereby the efficacy of the agreement still is contingent upon obtaining the necessary bidding procedure authorizations, on the terms of applicable law. In this sense, on December 31, 2014 the Company recorded in its individual and consolidated financial statement a loss due to adjustment to fair value, such as with discontinued operations, in an amount of R$4.164 million. Our opinion shows no exception related to this matter.

Other matters relative to the fiscal year ended December 31, 2014

Statements of added value

We also examined the individual and consolidated statements of added value (DVA), relative to the fiscal year ended December 31, 2014, prepared under the responsibility of the management of the Company, the presentation of which is required by Brazilian corporate legislation for publicly-held companies, and as supplementary information according to the IFRS, which does not require the presentation of the DVA. These statements were submitted to the same auditing procedures described previously and, in our opinion, are presented adequately in all of their relevant aspects, in relation to the financial statements taken as a whole.

Emphases relative to the fiscal year ended December 31, 2013.

The Executive Officers of the Company clarified that the report on the review by the independent auditors of KPMG on the financial statements for the fiscal year ended December 31, 2013 contains the following emphases paragraphs and others matters:

(1) As regards the resubmission of the corresponding amounts. As mentioned in explanatory note 2 to the financial statements of the fiscal year ended as of December 31, 2013, as a result of the adoption of the new policy established by CPC 33 (R1) – Benefits to employees and CPC 19 (R2) – Joint business, the corresponding individual and consolidated amounts relating to the balance sheet and the income statement of the fiscal year ended as of December 31, 2012, resubmitted for purposes of comparison, were adjusted and are being resubmitted as provided for by CPC 23 - Accounting Practices, Changes in Estimate and Rectification of Error, and CPC 26 (R1) – Submission of financial statements. Our opinion does not contain any reservation as regards this matter.

(2) As regards the differences between the accounting practices adopted in Brazil and the IFRS. As described in Explanatory Note no. 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In relation to the Company, these practices differ from the IFRS, applicable to the separate financial statements, solely in relation to the valuation of the investments in controlled companies, associated companies and jointly controlled ventures by the equity method, while, for purposes of IFRS, it would be at cost or fair value. Our opinion does not contain any reservation as regards this matter.

Other Matters related to the fiscal year ended December 31, 2013

(1) as regards the review of the Individual and Consolidated Value-Added Statements of (“DVA”), relating to the fiscal year ended as of December 31, 2013, the submission of which is required by the Brazilian corporate law applicable to publicly-held corporations and as additional information by the IFRS, which do not require the submission of the DVA.

Emphases related to the fiscal year ended December 31, 2012

The Officers of the Company clarify that the report of the independent auditors of KPMG about the financial statements of the fiscal year ended as of December 31, 2012 contains the following paragraphs of emphasis and other matters:

(1) as regards to the fact that the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil, clarifying that, in relation to the Company, these practices differ from the international rules of financial report (IFRS) issued by the International Accounting Standards Board – IASB applicable to separate financial statements solely in relation to the valuation of investments in controlled companies by the equity method, while, for purposes of the IFRS, it would be at cost or fair value.

(2) they draw attention to the fact that Explanatory Note 1 to the financial statements, which describe the corporate restructuring carried out on February 27, 2012, which resulted in an increase of R$4,146,035 thousand in the Company’s stockholders’ equity that, as from February 28, 2012, the transactions of Telemar Norte Leste S.A. and its controlled companies started to form part of the result of the fiscal year of the Company and that the financial statements shall be read taking these aspects into account.

Other Matters related to the fiscal year ended December 31, 2012

(1) in relation to the fact that the amounts corresponding to the fiscal year ended as of December 31, 2011, submitted for purposes of comparison, were previously audited by other independent auditors.

(2) as regards the review of the Individual and Consolidated Value-Added Statements (“DVA”), relating to the fiscal year ended as of December 31, 2012, the submission of which is required by the Brazilian corporate law applicable to publicly-held corporations and as additional information by the IFRS, which do not require the submission of the DVA.

10.5. Critical accounting policies adopted by the Company (including accounting estimates prepared by the management for uncertain and relevant issues for the description of the financial status and the results, which require subjective or complex judgments, such as: provisions, contingencies, acknowledgement of revenue, tax credits, long-duration assets, useful life of non-circulating assets, pension plans, adjustments of exchange into foreign currency, environmental recovery costs, criteria for recovery tests of assets and financial instruments)

The Officers of the Company clarify that the individual financial statements of the Company were prepared in accordance with the accounting practices adopted in Brazil, including the statements, guidance and interpretations issued by CPC - Accounting Statement Board and approved by the Brazilian Securities Commission, and that the consolidated financial statements of the Company were prepared in accordance with the IFRS - International Financial Reporting Standards issued by IASB – International Accounting Standards Board and the accounting practices adopted in Brazil, including the statements, guidance and interpretations issued by CPC - Accounting Statement Committee and approved by the Brazilian Securities Commission.

When preparing the Financial Statements, the Company’s Management is based on estimates and assumptions derived from the historical experience and other factors, including expectations of future events, which are deemed reasonable and relevant. The application of the estimates and assumptions frequently requires judgments relating to uncertain matters, in relation to the results of the operations and the amount of the assets and liabilities. The operating results and the financial position may differ if the experiences and assumptions used to measure the estimates differ from the actual results. The officers of the Company believe that the estimates have a significant risk of causing material adjustments to the accounting balances of the assets and liabilities listed below:

Acknowledgement of revenue and accounts receivable

The Company’s policy of acknowledgement of revenue is significant because it is a relevant component of the operating results. The price determination by the management, collection capacity and the rights to receive certain revenues due to the use of the network are based on judgments relating to the nature of the tariff charged for the services provided, the price of certain products and the power to charge these revenues. If changes to the conditions lead the Management to consider that these criteria are not being met in certain operations, the amount of the accounts receivable may be affected. Besides, the Company depends on measurement guidelines for certain revenues, in accordance with the rules defined by ANATEL.

Provision for doubtful debt

The provision for doubtful debts is established to acknowledge probable losses of accounts receivable, taking into account the measures implemented to restrict the provision of services to customers with delayed accounts and to collect from defaulting customers.

The Company’s Management includes government entities, corporate customers and other suppliers of telecommunication services in the calculation basis of the provision. There are situations of agreements with certain customers for the collection of delayed accounts, including agreements that enable the customers to settle their defaulted accounts in installments. That amounts that we actually failed to receive for these accounts may differ from the amount of the established provision and additional provisions may be required.

Depreciation and amortization of assets with a defined useful life

The fixed and intangible assets with a defined useful life are depreciated and amortized, respectively, using the linear method in the course of the useful life of the respective assets. The depreciation and amortization rates of the most relevant assets are demonstrated in the explanatory notes to the financial statements of the Company.

The useful lives of certain assets may vary between the landline and mobile line segments. The Company revises the useful lives of these assets on a yearly basis.

Reduction in the recoverable amount of long-duration assets

The Company revises and considers the possibility of recovery of the amounts recorded in the fixed and intangible assets in order to evaluate the occurrence of reduction in the recoverable amount of the Company’s assets, whether as a result of decisions to discontinue activities relating to these assets or if there is any evidence that the future operating revenues shall not be enough to ensure the realization thereof.

The recoverability (“impairment”) tests of the assets with a defined useful life shall be applied whenever events or changes to circumstances indicate that the book value cannot be recovered. For assets with undefined useful life (“goodwill”) the Company tests, at least on a yearly basis, occasional losses in premium in accordance with the accounting policies adopted.

The recoverable amounts of the assets are determined based on the comparison between the calculations of the amount in use and the sale amount. These calculations require the use of judgments and assumptions. The determination of the fair value and of the discounted future operating cash flows require the Company to establish certain assumptions and estimates relating to the projected inbound and outbound cash flow relating to future revenues, costs and expenses. Said assumptions and estimates may be influenced by a variety of internal and external factors, such as economic trends, industry trends and interest rates, changes in business strategies and changes to the type of services and products supplied by the Company to the market. The use of different assumptions may significantly change our Financial Statements.

Provisions

The Company acknowledges provisions for losses in labor, tax and civil proceedings, as well as administrative proceedings. The acknowledgement of the provision for losses in legal proceedings is based on the valuation of the risk of loss in each proceeding, which includes the evaluation of the evidence available and recent judgments and reflects reasonably estimated provisions, as evaluated by the Management, its legal advisors and outside lawyers. The assumptions used to estimate the provision for losses in legal proceedings may change and, therefore, may result in changes in future provisions for losses in legal proceedings.

Fair value of derivative financial instruments and other financial instruments.

The derivative financial instruments are recognized at fair value based on estimates of future cash flows associated with each contracted instrument. The financial assets available for sale related to the investment in Unitel were valued at fair value according to the operational assets that served as a base for the valuation of the capital increase of PT. The estimates presented may not necessarily indicate the amounts that can be obtained in the current market. The uses of different premises for assessment of the fair value could have a material effect on the amounts obtained and do not necessarily indicate the amount of cash that the Company would receive or pay when settling such transactions.

As a result of the execution of the agreement for sale of the operations of PT Portugal, the mentioned investment was valued by the Company by its fair value, based on the lower amount between the book value and the fair value less the selling expenses. The premises for assessment of the fair value of the investment in PT Portugal could incur the adjustments that are usually adopted in similar transactions.

Deferred income tax and social contribution

The Company acknowledges and pays the taxes on the income based on the results of the operations, ascertained in accordance with the Brazilian corporate law, considering the provisions of the tax law, which significantly differ from the amounts calculated for the CPCs and IFRS. According to CPC 32 (IAS 12), the Company acknowledges the deferred tax assets and liabilities based on the differences existing between the accounting balances and the tax bases of the assets and liabilities.

The Company regularly reviews the assets of deferred taxes as regards their recoverability and acknowledges a provision for reduction in the recoverable amount if it is probable that these assets shall not be realized, based on the historical taxable profit, on the estimate of future taxable profit and on the estimated time of reversal of the existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions may result in a provision for reduction in the recoverable amount, wholly or in a significant part, of the assets of deferred taxes.

Benefits for employees

The actuarial valuation is based on premises and estimates in relation to the interest rates, return on investments, levels of inflation in future periods, mortality rates and projection of levels of employment related to the liabilities with retirement benefits. The precision of these premises and estimates will determine the creation of sufficient reserves for costs with accrued pension and health plans and the amount to be informed each year as the costs with retirement benefits. Such premises and estimates are subject to significant fluctuation due to different internal and external factors, such as economic trends, social indicators, our capability of creating new jobs and of retaining our employees. All of the premises are revised on each base date. If these premises and estimates are not precise, there may be need to revise the provisions for retirement benefits, which could significantly affect the results of the Company.

Accounting record of the corporate reorganization of the company

The Executive Officers of the Company clarify that in relation to the corporate reorganization of the Company, of Tele Norte Leste Participações, S.A. (“TNL”), of Coari Participações, S.A. (“Coari”) and of Telemar Norte Leste S.A. (“Telemar”), conducted on February 27, 2012, a consultation was made for clarification with the technical team of the U.S. Securities and Exchange Commission (“SEC”) concerning the accounting for the mentioned corporate reorganization due to the lack of orientation in the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”). In the conclusion of such consultation it was agreed with the SEC technicians to adopt an accounting treatment that could reflect the book value (carry-over) of the principal entity of the group and disclose financial statements publicly with the SEC prior to the corporate reorganization. After completion of the corporate reorganization and based on the opinion of their accounting consultants, the Executive Officers of the Company felt , considering their fiduciary duties, that it was necessary to consult the CVM (Brazilian Securities Commission) in relation to the accounting treatment applicable to its corporate reorganization according to the IFRS, in view of the legal power of the CVM on the terms of Law No. 11.638/07 to determine the application of the IFRS policies by the publicly-held companies in Brazil. Pursuant to CVM Official Letter CVM/SEP/GEA-5/No. 119/2013, of April 25, 2013, the CVM Collegiate Board decided unanimously that the most adequate accounting treatment for the corporate reorganization, pursuant to the IFRS, would be to book the absorption of Coari and of TNL by the Company, based on the book value of the assets and liabilities of the Company and on the assets and liabilities deriving from TNL, from Telemar and from Coari, as from the date of the reorganization. Due to this decision, the Company resubmitted its financial statements prepared according to IFRS, previously delivered to the CVM, in order to reflect the decision of such body relative to the accounting treatment of the corporate reorganization, such as change of accounting practice. As a result of the resubmission of the financial statements according to the decision of the CVM that this accounting treatment was the most adequate according to the IFRS, the Company presented to the SEC financial statements reflecting the accounting treatment adopted in the decision of the CVM. In previous communications with the technical team of the SEC, the latter determined that the Company present financial statements that were re-characterized and reconciled with the generally accepted accounting principles in the United States of America (US GAAP). In this way, the Company when filing with the SEC, presented financial statements prepared according to the accounting practices adopted in Brazil and reconciled with the U.S. GAAP.

10.6. Comments of the officers on the internal controls adopted to ensure the preparation of reliable financial statements:

Below, the Officers of the Company comment on the internal controls adopted to ensure the preparation of reliable financial statements, especially the level of efficiency of such controls, indicating possible imperfections and measures taken to correct them, as well as deficiencies and recommendations on the internal controls presented in the report of the public accountant.

a) Level of efficiency of such controls, indicating possible imperfections and measures taken to correct them

The Officers of the Company state that the monitoring of the Company’s internal control environment is an annual process, which is planned with the purpose of confirming the reliability of the Company’s reports, as well as of the preparation of the financial statements for external submission, pursuant to applicable accounting principles.

The system for management of risks and internal controls of the Company is based on an internationally recognized model – COSO (Committee of Sponsorship Organizations of the Treadway Commission), making use of the phases established in this model: (i) High level controls (Entity Level Controls); (ii) Information Technology System controls (IT Level Controls); and (iii) Controls of the level of the processes (Process Level Controls). Additionally, and considering the requirements of the SEC (Security and Exchange Commission), the necessary objectives were identified to assure that the processes, systems and business units with upstream impact on the financial report have adequate and operational controls.

Such monitoring is based on risk management methodology and internal controls, pursuant to international standards such as the COSO (Committee of Sponsoring Organizations of the Treadway Commission), the ERM (Enterprise Risk Management) and ISO 31000.

Considering Oi’s need to have clear mechanisms for assessment and management of the risks that affect its businesses, the following components in the implementation of the risks management process were defined: Risk and Controls matrix; risks management methodology; parties responsible for the assessment, approval and management of the risks and the risk factors that affect the Oi S.A businesses; processes for monitoring the mitigation actions for each risk, following the risk management strategy adopted by the Company and supervised by the Fiscal Council and the Risks and Contingencies Committee of the Board of Directors, as well as the processes for disclosure and reporting the information resulting from the risk management process.

Additionally, the Officers of the Company clarify that, under their supervision, the Administration assesses the efficacy of the Company’s internal control in all its processes to support the preparation and disclosure of financial information, based on criteria established in the Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and in the Control Objectives for Information and Related Technology (COBIT) of the IT Governance Institute.

Finally, as a result of the assessment described above, the Officers of the Company concluded that, on December 31, 2014, the Company maintained the efficacy of its controls environment, assuring a satisfactory level of security in relation to the preparation and disclosure of financial information.

b) Deficiencies and recommendations on internal controls presented in the report of the public accountant.

The Officers of the Company clarify that the Company maintains a systematic process of follow-up and handling the recommendations issued by the public accountant. The audit for the fiscal year ended on December 31, 2014 did not report the existence of any substantial or material weakness.

10.7. Comments of the officers on the destination of resources from public offerings of distribution of securities:

Next, the Officers of the Company comment on aspects referring to public offerings of distribution of the Company’s securities.

How the resources resulting from the offer were used

In the fiscal years ended on December 31, 2012, 2013 and 2014, the Company made the public offerings of distribution of securities and the resources resulting from such offerings were used as described below, always in accordance with the originally intended destination:

Primary Public Offering for distribution of common and preferred shares issued by the Company (“Offering”) – issued in May 2014.

The funds obtained were allocated to (i) working capital, (ii) payment of the debts falling due in 2014, and (iii) prepayment of debts. For a more detailed description of this public offering, see item “8.3” of this Reference Form.

8th Public Issue of Debentures of the Company issued in March 2013

The funds obtained were allocated to (i) working capital, (ii) restructuring and lengthening of the indebtedness profile of the Company and (iii) accomplishment of the investments plan – CAPEX of the Company.

7th Public Issue of Debentures of the Company issued in March 2012

The obtained resources were destined to (i) working capital; (ii) amortization of debts with maturity in 2011; and (iii) elongation of the Company’s indebtedness profile.

Senior Notes issued on February, 2012

The obtained resources were destined to com o refinancing debts, in addition to general corporate purposes.

b) if there were relevant deviations of the actual application of the resources from the proposed applications disclosed in the prospectuses of the respective distribution.

There were no deviations of the application of the resources from the proposed applications described in prospectuses or in the deeds of issuance.

c) if there were deviations, the reasons for them.

Not applicable, once there were no deviations of the application of the resources from the proposed applications described in prospectuses or in the deeds of issuance.

10.8. Relevant items not evidenced in the financial statements of the Company

The information presented next were assessed and commented by the Officers of the Company, referring to the financial statements of fiscal years ended on December 31, 2012, 2013 and 2014, accompanied by explanatory notes:

a) the assets and liabilities held by the Company, directly or indirectly, which do not appear in its balance sheet - off-balance sheet items - , such as: i) operating leases, assets and liabilities; ii) written-off receivables portfolios, in relation to which the entity keeps risk and responsibilities, indicating the respective liabilities; iii) agreements for the future sale and purchase of products or services; iv) unfinished construction contracts; and v) contracts for future receipt of financings.

There are no assets or liabilities held by the Company which have not been reflected in the financial statements.

b) other items not evidenced in the financial statements.

Not applicable, once there are no other relevant items not evidenced in the Company’s financial statements.

10.9. Comments of the officers on each of the items not evidenced in the financial statements, indicated in item “10.8”.

The information presented next were assessed and commented by the Officers of the Company:

How such items alter or may come to alter the income, the expenses, the operating result, the financial expenses or other items of the issuer’s financial statements

There are no items relevant which have not been evidenced in the Company’s financial statements.

nature and purpose of the operation.

Not applicable, once there are no relevant items which have not been evidenced in the Company’s financial statements.

nature and amount of the undertaken obligations and of the rights generated to issuer as a result of the operation

Not applicable, once there are no relevant items which have not been evidenced in the Company’s financial statements.

10.10. Comment of the officers on the main elements of the Company’s business plan:

(a) (i) quantitative and qualitative description of the investments in course and of expected investments;

Next, the Officers of the Company present the quantitative and qualitative description of the investments in course and of expected investments:

The Officers of the Company inform that the restated capital budget for 2014 has been submitted for approval of the Board of Directors of the Company.

The Officers of the Company believe that investments are important to meet projected demand, increasing operating efficiency. For such effects to occur in an organized fashion, making sustainable growth in the Company viable, through the rendering of fixed network services, including (i) voice and data services, relying on equipment installed in distributed points of presence, (ii) telephone branch exchanges, (iii) data communication equipment, and (iv) a network with better distribution of access lines, connecting customers to these points of service, interconnected by long-distance transmission equipment. The most relevant projects per technique are described below:

Data Network

The Officers of the Company inform that the projects for the data network include the following activities:

Acquisition of data communication equipment for Deterministic Networks and IP to support corporate customers service and standardization of data services;

Backbone expansion to support expansion of 3G and 4G services, in addition to new services.

Implementations and adaptation of customized solutions, portfolio products and accesses (last mile) to customers, including opticalization of accesses and/or characteristics related to the SLA - Service Level Agreement;

Voice Network

The Officers of the Company inform that the Company’s switched network faces the challenge of evolving in such a way as to offer new added-value services to its customers, especially by using new technologies, based on the NGN (Next Generation Networks) concept.

For such, it is necessary to promote the modernization of its switched plant.

The Company is conducting the program of removal and replacement of private automatic branch exchanges, concurrently to its investment in the implementation of an NGN solution, to meet the demand for long distance (national and international) traffic using VoIP, and to offer differentiated services, such as IPCentrex and VoBB (Voice over BroadBand) functionalities, in addition to promoting significant fixed-mobile convergence.

As a direct result of such strategy, the Company evolves in the implementation of the IP Multimedia Systems - IMS core, a platform of Internet protocol (IP) services, which makes convergence of voice, data and video services possible, and represents the main portion of our Triple Play offering. The IMS core will not only provide control of the VoIP feature, but also the integration of access control and authentication among all three services, significantly improving automation and speed to customers.

In this aspect, the Officers of the Company point out regulatory projects: Connected schools; Individual / Collective PGMU and Ruralcel

Transportation Networks

The expansion of transportation networks aims at ensuring the outflow capacity required for the services expansion plan and the appropriate outflow capacity of the traffic from the existing plant. The following projects outstand: (i) Expansion of national, state and satellite backbones; (ii) Preparation for 100Gbs client traffic at National level; (iii) Adequacy of interconnection traffic; and (iv) Projects for routes protection / optimization.

The transportation network was prepared to support transmission rates of 100 Gbps in our DWDM optical systems as well as 100 Gbps interfaces at IP backbone routers. An optical switching layer based on OTN technology has been implemented, so as to attain optimal utilization of such capacity.

Networks Management

The Officers of the Company inform that the Networks Management projects are distributed as follows:

Platform expansion, to make available, at the CGR (Network Management Center)’s management positions, in real time, all events of faults of transmission, infrastructure, integrated data and others, with the purpose of continuously searching reduction of alarms from several management systems and domains, the events presented being correlated to the root-cause;

Expansion of management servers’ capacity, which serve corporate customers, in view of their growth, and aiming to control efficiency in the rendering of a proactive service, and customers’ dissatisfaction;

Network access

The Officers of the Company inform that the investments related to the access network are distributed as follows:

Ensure the meeting of demands from new residential units under construction as well as the increasing demand at existing locations;

Standardization of installations to prevent actions of fraud, and to improve quality;

Replacement of TUPs, to improve the service quality of remote locations and to reduce frauds;

Projects of improvement and (sic) redundancy in cables, including the building of routes and redundant fiber optics cables for linear routes or for the closing of rings; and

Performance of preventive maintenance in service sections that present high rate of defects, through the replacement of network elements with a compromised shelf life.

In the access network, we have the project for fiber implementation to the customers’ residence (FTTH), to support our offer of Triple Play services. The optical technology selected – GPON, is designed to support IPTV and services of video, VoIP and high-speed Internet, of up to 200 Mbps.

Mobile Network

The Officers of the Company inform that 3G expansions include improved coverage in the areas where there is already coverage for 3G services of the Company, in addition to new municipalities in all region II. The Company plans to implement new Radio Base Stations (ERB), in addition to expanding transmitters (TRXs), which will provide better network quality, allowing for the obtainment of low rates of call jamming, in compliance with the goals established by the regulatory body. Deriving from meeting the obligations with Anatel and from the acquisition of the right to use 3G, the Company plans to implement new ERBs, which will serve new municipalities.

Among the relevant projects the Executive Officers the Company highlight: expansion of the HSPA+ functionality in the elements of access, enabling increase of speed of access in strategic areas; and introduction of the evolution of the access technology. In addition, the Company acquired a license for providing mobile network services in LTE and has already initiated its implementation. The existing mobile nucleus was updated so as to accelerate the implementation and be capable of offering 4G services during the Federations Cup, an event promoted by FIFA. The implementation occurred in the form of RAN Sharing, in which there is a configuration of sharing of radio, (Radio Access Network), where the LTE and Node B is shared.

The company continues with the implementation of the 4G network in the entire country, in fulfillment of the targets of the regulating body. In the years 2013/2014 Oi complied with the projects of 50% LTE Coverage and 80% Coverage (which were targeted for conclusion in stages defined for April/December-2013 and April/May-2014 respectively). For 2015 the Company has as a target the continuity of the LTE 80% Coverage project, ending in December-2015.

(a) (ii) Investments financing sources

Below, the Officers of the Company present the sources of financing of the investments:

The Officers of the Company inform that the Company and its controlled companies historically use, as the source of financing of the capital investments, long-term loans, made with fostering agencies and multilateral banks, which shall be maintained as the financing strategy of capital investments for the following years.

The Officers of the Company explain that the Company, Telemar Norte Leste S.A., and Oi Móvel have financing lines of part of the CAPEX for the triennium 2012-2014 contracted with the BNDES, in the total amount of up to R$ 5,418 million, Export Credit Agencies contracted in 2013 in the amount of US$257 million and in 2014 in the amount of US$397,36 million

In relation to the sources of financing of the investments in mobile network, the Officers of the Company clarify that the Company finances such investments through its operating cash flow and long-term financings.

(a) (iii) relevant and expected divestments.

Company’s Directors comment that the Company did not perform any capital divestment in the last three years, neither has any ongoing or estimated capital divestment.

Then, the Company’s Directors comment about the acquisitions of plants, equipment, patents and other assets that may materially affect the production capacity of Company:

b) acquisition of plants, equipment, patents and other assets that may materially affect the production capacity of Company

Company’s Directors inform that Company’s capital investments referring to fixed assets totaled R$ 5,382 million on December 31, 2014, R$6,614 million in 2013 and R$6,477 million in 2012. Next table shows investments with facility’s expansion and modernization on the respective financial years:

Item	2014 (in millions of Reais)	2013 (in millions of Reais)	2012 (in millions of Reais)
Data transmission equipment	1,207	1,740	1,365
Installation services	878	411	1,318
Networks and mobile systems	877	1,147	1,081
Voice transmission	663	908	645
IT Services	454	378	392
Telecommunication Services Infrastructure	281	539	322
Improvements and buildings	166	542	244
Submarine cables	0	25	152
Equipment for network management system	113	202	142
Backbone	159	71	36
Internet services equipment	03	07	19
Others	581	644	761

Total of capital investments	5,382	6,614	6,477
Cash outflow to settle liabilities previously registered	(122)	638	(1,147)

Total of capital investments according to the cash flows (acquisition of property, plant and equipment and intangible assets)	5,260	5,976	5,330

Company’s Directors inform that the investments of Company for the year ended on December 31, 2014, in 2013 and 2012 included the following:

Continuing with the process to integrate Company’s mobile network (Region II) with TMAR network (Region I), to improve quality and extended the coverage, the Company has allocated investments of R$ 0.9 billion in 2014, of R$ 1.1 billion in 2013 and R$1 billion in 2012 for the mobility segment;

Strong investments made to offer broadband services, both with the purpose of extending network capillarity, and increasing the speeds offered to clients. Additionally, the increase of data network capacity, with the purpose of providing services to corporate segment, has contributed for total investments of R$ 1.2 billion in 2014, R$ 1.7 billion in 2013 and R$1.3 billion in 2012 in data communication;

In the voice segment, investments made in 2014, 2013 and 2012 had the objective of providing services to new undertakings in the area where Company acts, and modernization of internal and external plants, with the purpose of improving the quality and to allow more speed in answering to demands; and

With the purpose of supporting above growth, the Company invested in telecommunication infrastructure, including transportation networks (backbones), IT infrastructure and network management platforms, R$1.0 billion in 2014, totaling R$ 1.2 billion in 2013 and R$ 892 million in 2012.

c) new products and services indicating: i) description of ongoing researches already disclosed; ii) total amounts spent by the Company with research for the development of new products and services; iii) development projects already disclosed; iv) total amounts paid by the Company for the development of new products or services.

Company’s Directors provide below new products and services, indicating: i) description of ongoing researches already disclosed; ii) total amounts spent by the Company with research for the development of new products and services; iii) development projects already disclosed; iv) total amounts spent by the Company for the development of new products or services.

Research and development.

Innovation has always been present in Oi’s DNA, right from its beginning, having been the most important instrument for its growth, always with focus on the value perceived by our clients.

Innovative strategies and initiatives such as the choice of the GSM standard, the strategies of convergence and of the SIMcard Standalone, the initiative of unblockage of sets and the launching of the Paggo, among others, became important competitive differentials to drive the growth and solidify the conquest of relevant participation in the Brazilian market.

Oi will continue conducting its independent activities of innovation, research and development in the areas of telecommunication services and information and communication technology, with the purpose of leveraging the accomplishment of the strategic objectives of the Company, in addition to assuring excellence in the processes of operation and delivery of services. For the development of new technologies Oi relies mainly on supplies of equipment of the telecommunications industry.

The activities of innovation, research and development at Oi are referenced in the manuals of Oslo and Frascati and use the innovation model opened in service companies. In this context Oi has been developing its Innovation Ecosystem in an integrated form and interacting with the major part of the institutions that make up the Brazilian system of innovation, with highlight for the partnership with the community of innovation, suppliers of equipment and solutions and national research centers. Oi will continue acting as a fomenter of innovation and R&D with the partners of its system.

MORE THAN 162,000 HOURS CONTRACTED IN 2014

Created in 2009, the Oi Innovation Program is based on the concept of Open Innovation, which professes the development of innovation with the participation of an ecosystem of partners, consisting of universities and research centers, technological suppliers and incubator companies, acting in partnership with Oi to conceive, develop and implement innovative solutions and projects in products, services and business processes.

Oi has established its action as a fomenter of innovation and R&D in the ecosystem by means of:

•	Cooperation and technical development covenants with local research centers (ICTs);

•	Covenants with teaching and research institutions through the National Teaching and Research Network (RNP);

•	Partnerships with the telecommunication equipment industry with local technology;

•	Partnership with local suppliers with major innovation potential.

In the triennium 2009 to 2011 Oi was focused on the structuring of the area of innovation research and development, in the mapping and development of its ecosystem and in the development and stimulus of the projects adhering to this new approach for the company, highlighting the following activities:

•	Creation of the innovation and R&D area;

•	Initial dissemination of the innovation culture;

•	Structuring of the Oi Innovation Ecosystem;

•	Implementation of processes, monitoring and control of the projects;

•	launching and consolidation of the “Cooperation with the National Technology Industry”;

•	Execution of Technical Cooperation Covenant with public and private Science and Technology Institutions (ICTs);

•	Incentive for the development of new projects of innovation and R&D through foment initiatives;

•	Intensification of the development of projects with the participation of ICTs;

•	Launching of initiatives for increase of the Innovation Ecosystem by means of internal and external campaigns;

•	Expansion of the Oi Innovation Ecosystem by means of initiatives of stimulus to the presentation of project proposals, such as the Call for Applications.

In 2014 Oi intensified the process of prospection of new partners for development of activities of innovation, research and development, executing new Technical Cooperation Covenants and agreements for development of specific technological innovation projects.

THE INOVA PROGRAM

The Inova Program was restructured in 2014, encompassing the Program of Incentive to Innovation with the purpose of refining the prospection of projects prioritizing those that are perfectly in synchrony with the more austere strategy of the company, thus better directing the resources allocated to the stimulus of the development of innovative projects of the Company, in partnership with science and technology institutions (ICTs) – public or private research centers and universities that conduct practical research, which generate solutions. The initiative adds important value to the innovation projects developed by the Company, as the expertise of the research centers confers a broader long-term vision on these actions. In the first cycle of this program, in 2011, six projects were approved. While for the 2012 cycle, nine projects qualified for receiving the financial incentive. In 2013 twenty-four projects were developed with the support of this program, whereby among them 17 project were fully paid for with such funds. In 2014 thirty-seven projects were fully paid for with such funds.

The prospection of the initiatives has the purpose of assessing and defining the positioning in new trends, technologies, researching new behaviors, identifying ruptures in the industry, as well as outlining new business models that translate into competitive edges for future Oi businesses from the strategic and economic point of view.

Once initiatives are prioritized studies / research, proof of concept and projects in partnership with technology suppliers, universities and research centers in Brazil and abroad are developed to evaluate and select new technologies, new business models and new operating processes and delivery of services to our customers.

This process also involves the strategic and financial assessment of the opportunities studied, the choice of the most promising opportunities and the definition of objectives, targets and project design that will be executed.

In addition to these initiatives directly supported by the R & D area, there are also other innovation developed and individually managed by the business areas, engineering and IT of Oi with the monitoring and support of the innovation group, which contribute to the achievement of specific objectives and goals of the Strategic Plan of Oi.

In 2014, with the purpose of achieving innovation objectives, Oi intensified the prospection of innovative services, and developed activities in the areas of innovation, research and development, promoting its Innovation Ecosystem through the Programa Inova, investing in 2014 approximately R$121 million in innovation and R&D projects.

For the year of 2015, Oi is working with an estimate for the volume of innovative projects that is similar to the 2014 portfolio. Following is a list of projects of portfolio that are under viability analysis and under development at Company. This list is constantly updated, as new innovative projects are identified and developed along the year:

•	Development of a new Telephone for Public Use (TUP)

A project for development of new electronics and mechanics for the TUP equipment, using NFC technology as a means of payment and mobile network for communication with the SSR (System of Remote Supervision of the TUPs). The new architecture of the equipment will propitiate more availability, more efficiency the maintenance, with reduction of the number of visits to the field and optimization of the SSR.

•	WiFi networks configurator for small and medium-sized companies

This project aims at constructing a WiFi solution that enables making available for PMEs that are subscribers of the Oi Wide Band service, a network of visitors for its clients without the need to change the CPE, without extra equipment and without the need of a visit of a technician at the location. For this an environment will be developed that will permit the coordination of a number of systems constructed by Oi within the Oi WiFi program.

•	Oi Carteira Digital

The Oi Carteira will be an application and a Mobile Portal for mobile sets with the purpose of centralizing the Oi banking products (Oi credit card, Oi prepaid card). In its first phase the application, by means of interface with Banco do Brasil, the partner of the financial products of the group, will make available transactions of consultation of balance and statement, transfers and purchase and payment transactions. The application will also provide an area of service with basic explanations on the products and information to assist the user in eliminating the main doubts relative to the service. This phase of the project contemplates applications for the iOS and Android environments, and with integration with certain services that were made available already in 2014.

•	Oi Entrepreneurs

Development of an educational business game for the university public focused on entrepreneurism.

The game will simulate the management a small company, simulating the daily routine of a real business, generating a reflection on the results of the decisions taken, involving concepts and decisions in the areas of Strategy, Production, Marketing, Sales, Maintenance, Distribution, Human Resources, Finance and Investments. The game provides information on an economic scenario and the characteristics of the sector for the participants to take pertinent decisions fulfilling criteria of realism, accessibility, compatibility, flexibility, scalability and simplicity of use.

In order to make the game more feasible and practical, it is necessary to determine a theme, i.e., the area of operation of the virtual companies. As from this the pedagogic guidelines of the competition are developed, with the exposure and translation of the contents disseminated to the students being more stimulating, as well as causing the competition to become enchanting, involving and ludic.

•	Prototyping of an µMSAN Electric Optical Transceptor

A project for the development of electrical optical Transceptor equipment aiming at the revitalization of the last mile of the external networks and internal network of copper meta pairs enabling the optic fiber to be taken to points that are closer to the client in Fiber-to-the-Curb (FTTC) and/or Fiber-to-the-building (FTTB) solutions, i.e., the optic fiber network ends in the network closet or in the PTR of the building.

This solution enables you migrate the existing metallic pair access networks to optic fiber networks with the purpose of providing a high width of band both for residential and business clients making use of the ADSL2+ or VDSL2 technology in the already existing local copper network.

•	Prototyping of a compact node of multi-service access network

Project of a completely innovative converging solution, generically designed as a compact node for multi-service access network, intended for installation in locations with high space restrictions as is the case of the Base Radio Stations (ERBs) that make available the network for access to the cellular sets.

The product that results from the development must provide key services, based on FTTH1 technology, such as the triple-play (including data, voice and video), and also TV satellite signal (DTH)2 and digital terrestrial television (DTT) in RF overlay3. On the other hand, the solution will support legated services such as TDM (including E1 connection)4, enabling a progressive transition from the access network.

•	Development of a mobile solution for auditing by technical consulting teams

Development of a tool for support of technical consulting teams expediting the service for clients with more assertiveness in the identification and proposal of solutions for their necessities.

Development of an application on the IOS and Android platform with amicable interface for the consultant to record all of the information that is necessary for adequate service for the clients’ requests.

•	Development of a system of tracing and optimization of Fleets

The project provides on the development of an encompassing solution for tracing and optimization of fleets conferring effective efficiency gains with reduction of the operation/maintenance costs and reduction of fraud.

The project has the purpose of meeting the real demand of the corporate clients, adding value to Oi’s offerings in this segment, evolving from a provider of connectivity and voice and data services to a partner in global solutions of support to the client’s business.

1	Fiber do the home – Optic fiber up to the subscriber’s home
2	Direct to Home – satellite TV on KU band
3	TV on base band on the coaxial cable or optic fiber
4	Time Division Multiplex – Digital 2 Mbps truncks

10.11. Comments by executive officers on other factors that influenced in a relevant way the operational performance and that have not been identified or commented in the other items of this section.

The executive officers of the Company clarified that no other factors occurred that influenced in a relevant way the operational performance, that have not be identified or commented in the other items of this section.

EXHIBIT III

(PROPOSAL TO ALLOCATE THE NET INCOME, ACCORDING TO EXHIBIT 9-1-ii OF CVM INSTRUCTION Nº 481/09)

Inform net income for the year

During the fiscal year of 2014, the company has not earned a net income.

Inform the aggregate amount and the amount of dividends per share, including the prepaid dividends and interests already declared

Not applicable, taking into account the loss verified in the year of 2014.

Inform the percentage of net profit distributed in the period

Not applicable, taking into account the loss verified in the year of 2014.

Inform the aggregate amount and the amount per share of dividends distributed based on the profit of previous years

Not applicable, taking into account the loss verified in the year of 2014.

Inform, after deduction of prepaid dividends and interests on net equity already declared:

The gross amount of dividends and interests on net equity, in separate, per share of each class

Not Applicable, taking into account the loss verified in the year of 2014.

The method and term for the payment of dividends and interests on net equity

Not applicable, see item “a” above.

Eventual adjustment and interests on dividends and interests on net equity

Not applicable, see item “a” above.

Date of the statement of dividends and interests on net equity with the purposes of identifying the shareholders with right to receive them

Not applicable, see item “a” above.

In case of a statement of dividends or interests on net equity based on profits recognized in balance sheets drawn semi-annually or even shorter periods

Inform the amount of dividends or interests on net equity already declared

Not applicable, due to the not occurrence, in the year of 2014, of the dividend or interest declaration on own capital based com profit verified in semiannual or shorter period balance sheets.

Inform the date of respective payments

Not applicable, se item “a” above.

Provide a comparative table, indicating following amounts per share of each class:

Net profit of financial year and of three (03) previous financial years

	R$	R$ per share
2014 (loss)	0.00	0.00
2013	1,493,015,161.92	0.91
2012 (*)	1,784,889,993.94	1.09
2011	1,005,731,443.81	0.61

(*)	After an inquiry formulated by the Company to the Brazilian Security Commission in reference to the most appropriate accounting treatment resulting from the acquisition of Company by TMAR, concerning the Corporate Reorganization during the year ended on December 31, 2012, the Financial Statements for such fiscal year were resubmitted on April 30, 2013, after appreciation by the Administration and Tax Councils, reflecting the profit earned in the year in the amount of R$ 1,784,889,993.94.

Dividends and interests on net equity distributed in the three (03) previous years

	ON	PN
2014	0,00	0,00
2013	0.30	0.30
2012	4.07	4.07
2011	0.92	0.92

In case of allocation of profits to legal reserve

Identify the amount allocated to legal reserve

Not Applicable, taking into account the loss verified in the year of 2014.

Detail the method used to calculate the legal reserve

Not applicable, see item “a” above.

If Company holds preferred shares entitled to fixed or minimum dividends

Describe calculation method for fixed or minimum dividends

Preferred shares have assured the priority in receiving the minimum and non-cumulative dividend of 6% (six per cent) per year, calculated on the amount resulting from the division of the capital stock by the total number of Company shares, or 3% (three per cent) per year, calculated on the amount resulting from the division of book net equity by the total number of Company shares, whichever is higher.

Inform whether the accrued at year-end is sufficient to fully pay the fixed or minimum dividends

Not Applicable, taking into account the loss verified in the year of 2014.

Identify whether any non-paid portion is cumulative

Not Applicable, taking into account the loss verified in the year of 2014

Identify the aggregate amount of fixed or minimum dividends to be paid to each class of preferred shares

Not Applicable, taking into account the loss verified in the year of 2014.

Identify the fixed or minimum dividends to be paid per preferred share of each class

Not Applicable.

In reference to mandatory dividend

Describe the calculation method provided for in bylaws

Shareholders have the right to receive minimum mandatory dividend representing 25% (twenty five per cent) of adjusted net profit, as provided for in Article 202 of Law nº 6404/76.

Inform whether it is being fully paid

Not Applicable, taking into account the loss verified in the year of 2014.

Inform the amount eventually retained

Not Applicable, taking into account the loss verified in the year of 2014.

In case of retention of mandatory dividend, due to the financial situation of Company

Inform the amount retained

Not Applicable, taking into account the loss verified in the year of 2014.

Describe in details the financial situation of company, including the aspects referring to liquidity analysis, working capital and positive cash flows

Not applicable, see item “a” above.

Justify the retention of dividends

Not applicable, see item “a” above.

In case of allocation of income to reserve for contingencies

Identify the amount allocated to the reserve

Not Applicable, taking into account the loss verified in the year of 2014.

Identify the loss considered as probable and its cause

Not Applicable, taking into account the loss verified in the year of 2014.

Explain the reason for considering the loss as probable

Not Applicable, taking into account the loss verified in the year of 2014.

Justify the constitution of the reserve

Not applicable, see item “a” above.

In case of allocation of income to reserve of unrealized profits

Inform the amount allocated to the reserve of unrealized profits

Not Applicable, taking into account the loss verified in the year of 2014.

Inform the nature of unrealized profits that originated the reserve

Not Applicable, taking into account the loss verified in the year of 2014.

In case of allocation of income to statutory reserves

Describe the statutory clauses that establish the reserve

Not Applicable, taking into account the loss verified in the year of 2014.

Identify the amount allocated to the reserve

Not Applicable, taking into account the loss verified in the year of 2014.

Describe the calculation of amount

Not Applicable, taking into account the loss verified in the year of 2014.

In case of income retention provided for in capital budget

Inform the amount retained

Not Applicable, taking into account the loss verified in the year of 2014

Provide a copy of capital budget

Not Applicable, taking into account the loss verified in the year of 2014

In case of allocation of income to tax incentive reserve

Inform the amount allocated to the reserve

Not Applicable, taking into account the loss verified in the year of 2014.

Explain the nature of allocation

Not applicable, see item “a” above.

EXHIBIT IV

ITEM 12.6 TO 12.10 OF THE REFERENCE FORM

12.6 – Composition and professional experience of the Audit Committee

Name	Age	Elective position to be occupied	Date of election	Term of office	Other positions and functions held with the issuer
Allan Kardec de Melo Ferreira	68	Effective member of the Audit Committee	Annual Shareholders’ Meeting to be held on April 29, 2015	Until the Annual Shareholders’ Meeting for 2016	Not applicable
CPF	Profession	Indicated by the Controlling Shareholder	Date of taking office
054.541.586-15	Attorney	Yes	4/29/2015

Name	Age	Elective position to be occupied	Date of election	Term of office	Other positions and functions held with the issuer
Newton Brandão Ferraz Ramos	45	Deputy member of the Audit Committee	Annual Shareholders’ Meeting to be held on April 29, 2015	Until the Annual Shareholders’ Meeting for 2016	Not applicable
CPF	Profession	Indicated by the Controlling Shareholder	Date of taking office
813.975.696-20	Accountant	Yes	4/29/2015

Name	Age	Elective position to be occupied	Date of taking office	Term of office	Other positions and functions held with the issuer
Aparecido Carlos Correia Galdino	63	Effective member of the Audit Committee	Annual Shareholders’ Meeting to be held on April 29, 2015	Until the Annual Shareholders’ Meeting for 2016	Not applicable
CPF	Profession	Indicated by the Controlling Shareholder	Date of taking office
666.708.708-25	Business administrator	Yes	4/29/2015

Name	Age	Elective position to be occupied	Date of election	Term of office	Other positions and functions held with the issuer
Sidnei Nunes	55	Deputy member of the Audit Committee	Annual Shareholders’ Meeting to be held on April 29, 2015	Until the Annual Shareholders’ Meeting for 2016	Member of the risks and Contingencies Committee
CPF	Profession	Indicated by the Controlling Shareholder	Date of taking office
011.355.928-37	Administrator	Yes	4/29/2015

Name	Age	Elective position to be occupied	Date of election	Term of office	Other positions and functions held with the issuer
Umberto Conti	40	Effective member of the Audit Committee	Annual Shareholders’ Meeting to be held on April 29, 2015	Until the Annual Shareholders’ Meeting for 2016	Not applicable
CPF	Profession	Indicated by the Controlling Shareholder	Date of taking office
165.706.888-98	Savings Bank Executive	Yes	4/29/2015

Name	Age	Elective position to be occupied	Date of election	Term of office	Other positions and functions held with the issuer
Alcinei Cardoso Rodrigues	50	Deputy member of the Audit Committee	Annual Shareholders’ Meeting to be held on April 29, 2015	Until the Annual Shareholders’ Meeting for 2016	Not applicable
CPF	Profession	Indicated by the Controlling Shareholder	Date of taking office
066.206.228-01	Economist	Yes	4/29/2015

12.7 – Composition of the statutory committees and of the auditing, financial and remuneration committees:

New members of the statutory committees will not be elected, nor any of the audit, risk financial and remuneration committees, even though such committees or structures are not statutory.

12.8 – Curricula of the members designated by the Controlling Shareholder for (re-)election, as members of the Audit Committee of the Company:

Audit Committee

Allan Kardec de Melo Ferreira

Born on November 19, 1946, he was an internal advisor with Construtora Andrade Gutierrez between 1971 and 1993 Until 1980 he was responsible for the tender and contracts area in Brazil, and for the remainder of the period he was head of the international legal department. His activities include management consultancy services for various companies on civil, commercial and tax matters, and participation in the restructuring process (mergers, spin-off, disposals and asset sales) for telecommunications companies in the Andrade Gutierrez Group and in a number of auctions held by the Departamento de Estradas e Rodagem de Minas Gerais, or DNER-MG (Department of Roads and Roadwork of the State of Minas Gerais), Empresa de Transporte e Trânsito de Belo Horizonte, or BHTRANS (Company of Transportation and Traffic of the State of Belo Horizonte), Ministry of Communications and ANATEL (National Agency of Communications). He was a member of the Audit Committee for Telemar Participações S.A., Tele Norte Celular Participações S.A., Tele Norte Leste Participações S.A., and Coari Participações S.A., and currently he is a full member of the Audit Committee of Oi S.A. He has a bachelor’s degree in Law from Pontifícia Universidade Católica de Minas Gerais (1970), in addition to taking several continuing education courses on Foreign Trade, and mainly on the Export of Services from Fundação Centro de Comércio Exterior, or FUNCEX (Foundation of Foreign Trade Center), Fundação Dom Cabral, Ministério das Relações Exteriores (Ministry of Foreign Affairs), and Construtora Andrade Gutierrez.

The director has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Newton Brandão Ferraz Ramos

Born on May 30, 1969, he is the Controller of Andrade Gutierrez Concessões, the company responsible for the department of public concessions for the Andrade Gutierrez Group. During the last five years he has also been a full member of the Audit Committees of CCR, SANEPAR, Dominó Holding S.A., and as a member of the Audit Committee of Telemar Participações S.A, an investment company, and Oi S.A. He has also been a deputy member of the Audit Committee of CEMIG – Companhia Energética de Minas Gerais, and CEMIG Distribuidora S.A. He graduated in accounting sciences from Pontifícia Universidade Católica de Minas Gerais. He studied Administration at post-graduate level at FUMEC MG and took an MBA in Finance at the Fundação Dom Cabral.

The director has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Aparecido Carlos Correia Galdino

Born on April 14, 1951, he has a bachelor’s degree in Business Administration in 1978 from Faculdades Integradas Princesa Isabel. He began his professional activities in 1971 for Jereissati Group, taking part in the entire development and growth process that has happened up to this day. He is the CFO of La Fonte Participações S/A, a corporation with equity interest in other companies, a member of the Audit Committee of Iguatemi Empresa de Shopping Centers S/A, a company which manages shopping malls, and a Board Member of La Fonte Telecom S/A and LF Tel S/A, companies with equity in other companies, and of Grande Moinho Cearense S/A, a company for milling wheat for bakeries, and dough and biscuit industries. He is a member of the Audit Committee of Oi S.A., of the investment company Telemar Participações S.A., and of Contax Participações S.A., which operates principally as a Call Center services provider.

he director has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Sidnei Nunes

Born on September 28, 1959, he graduated in Company Administration (1982) and Accounting Sciences (1984) from Faculdade de Administração Paulo Eiró, with an MBA in Finances from Universidade de São Paulo - USP (1998). He worked with Iguatemi Empresa de Shopping Centers S/A from February 1990 to March 2008, as a Controller until May 1999 and as Finance Director from June 1999 onwards. Since April 2008 he has been Managing Director of Jereissati Participações S/A and LF Tel S/A, and CFO of La Fonte Telecom S/A. His main functions in these companies are finance, control, and accounting and tax management. He has also been a member of the Board of Directors of Iguatemi Empresa de Shopping Centers S/A. He was elected to the post of director on November 8, 2006, and was reelected on April 24, 2009, for a two-year term of office. He was a deputy member of the Audit Committee of the telecommunications company Tele Norte Leste Participações S.A., the investment companies Coari Participações S.A. and Tele Norte Celular Participações S.A., and Telemar Norte Leste S.A. Since April 2008 he has been a member of the Board of Jereissati Participações S/A, La Fonte Telecom S/A, LF Tel S/A and Grande Moinho Cearense S/A. He has been a deputy member of the Audit Committee of Contax Participações S.A., which operates principally as a Call Center services provider, since April 2009. He is also a full member of the Audit Committee of the investment company Telemar Participações S.A., and a deputy member of the Audit Committee of Oi S.A., a telecommunications company.

The director has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Umberto Conti

Born on September 12, 1974, he obtained a Bachelor’s degree in Geography at USP and in Data Processing Technology at Universidade Mackenzie , and a post-graduate degree in Finances at IBMEC. He has worked at the Fundação dos Economiários Federais (FUNCEF) since 2006. Currently he is Investment Analysis Manager. Previously he was Special Advisor to the CEO and Coordinator of the New Business Development area. He has been a full board member of Bahema, Audit Committeeor of Florestal S.A., and deputy member of the Board of Directors of JBS S.A. He is currently a full member of the Audit Committee of OI S.A.

The director has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Alcinei Cardoso Rodrigues

Born on September 16, 1964, he has been Coordinator of FUNCEF – Fundação dos Economiários Federais, a private pension company, since November 22, 2011. He was Executive Investment Manager and Advisor to the Executive Board of Fundação Petrobrás de Seguridade Social, a private pension company, from June 2003 to November 2011. Before that he was a deputy Board member of Oi S.A., from May 2012 to October 2013. He is currently a member of the board of Eldorado Celulose S.A., a company in the pulp and paper sector. He was previously a member of the board of Sete Brasil S.A., a company in the oil sector, from November 2013 to March 2014. He graduated in Economic Sciences from FEA/PUC-SP in 1988, and took a Master’s degree in Economics at PUC-SP in 1999.

The director has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Declaration of No Condemnation:

All the above candidates for election to the Audit Committee represent, for all legal purposes, that during the last five years they have not been convicted of any crime or under any administrative process of the Brazilian Securities Commission, or suspended or disqualified from the exercise of professional or commercial activities by any final and conclusive judicial or administrative decision been convicted of any crime or under any administrative process of the Brazilian Securities Commission, or suspended or disqualified from the exercise of professional or commercial activities by any final and conclusive judicial or administrative decision

12.9. List of Family Members

12.10 – Relationships of subordination, supply of services or control between managers and subsidiaries, controlling shareholders and others:

Manager of the issuer

Name	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person	Position/Function
Aparecido Carlos Correia Galdino	666.708.708-25	Subordination	Indirect controlling shareholder	Full member of the Audit Committee

Related person

Company	CNPJ	Position/Function
Jereissati Participações S.A.	60.543.816/0001-93	Managing Director and Investor Relations Officer

Manager of the issuer

Name	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person	Position/Function
Sidnei Nunes	011.355.928-37	Subordination	Indirect controlling shareholder	Deputy member of the Audit Committee

Related person

Company	CNPJ	Position/Function
Jereissati Participações S.A.	60.543.816/0001-93	Managing Director

EXHIBIT V

ITEMS 13.1 TO 13.16 OF THE REFERENCE FORM

13.1 - Description of the compensation policy or practice, including that of the non-statutory board

Compensation policy or practice applicable to the board of directors, the statutory and non-statutory board, the statutory audit committee, the statutory committees and the audit, risk, financial and compensation committees, addressing the following aspects:

Purposes of the compensation policy or practice

The purposes of the compensation policy practiced by the Company in relation to its administrators are to:

attract, retain and motivate differentiated administrators, in order to develop and materialize the Company’s business strategies;

offer its administrators competitive compensation, in relation to the levels practiced by selected markets;

align the interests of the administrators to the long-term interests of the Company’s shareholders; and

be simple, transparent and easy to understand by the shareholders.

Board of Directors, Statutory Audit Committee, statutory, audit, risk, financial and compensation committees

The compensation philosophy and policies apply to the members of the Board of Directors and respective committees, as well as to the members of the Statutory Audit Committee.

The Company’s governance model, as well as that of its controlled companies, provides for a Board of Directors with a strong presence, aligned to the interests of the shareholders in the short, medium and long term, which adds value to the company through the combination of different areas of expertise, experiences and professional background.

The members of the Board of Directors, of the respective committees and of the Statutory Audit Committee represent the interests of the Company’s shareholders and are differentiated professionals in their respective fields of work. As a result of such qualification, they receive monthly fixed fees in line with the best market practices.

The fixed compensation of the members of the Board of Directors, as well as of the respective committees and of the Statutory Audit Committee, is determined by the results of market surveys conducted with companies of similar size and capital structure, in addition to taking into account the time invested in the respective administration body.

Members of the Board of Directors and the Audit Committee receive only fixed compensation. Compensation of members of the Audit Committee is set by the General Meeting which elects them, pursuant to paragraph 3 of Article 162 of the Companies Act. No compensation is paid to members of the Company for membership of the committees listed in table 12.

Statutory and Non-Statutory Boards

The Company applies the same philosophy and compensation strategy to Statutory and Non-Statutory Officers, which is to offer a fair compensation to its executives, as opposed to that of the comparison market, considering the scope of work and seniority of the professional, which generates an opportunity of differentiated total earnings in view of the business results in the short and long term, as well as the individual performance of the executives, so as to guarantee the company’s capacity to attract, retain and motivate the executives, aligning their interests to those of the shareholders.

In order to attain such a goal, the Company takes on a segmented approach, per organization levels, defining a specific strategy for each compensation line, so as to balance the impact of each compensation item in relation to market practices and the business goals, thus ensuring the competitiveness of the total compensation within the market.

The compensation of Statutory and Non Statutory Officers is comprised by the fixed compensation installment (salary/pro-labore and benefits) and the variable compensation (short and long-term incentive) are also considered, as per detailing of the mentioned installments in the information on the composition of compensation.

Composition of compensation

The Company’s compensation policy follows the same philosophy at all its controlled companies, and provides for the same composition applying to all of them.

Description of the compensation items and the purposes of each of them

Fixed Compensation

The compensation of the Board of Directors and of the Statutory Audit Committee is exclusively comprised of fixed compensation. The compensation of the Executive Board, in turn, consists of variable and fixed compensation. The members of the Company’s committees do not receive any kind of compensation.

Pursuant to the Corporations Law and to the Company’s By-laws, it shall be incumbent upon the shareholders, convened at an Ordinary General Meeting, to annually establish the global amount of the compensation of the members of the administration. However, it is incumbent upon the Board of Directors to decide on the form of distribution of the stipulated amount among its members and those of the executive board.

Salary or pro-labore: its purpose is to remunerate the scope of work of the position, as well as the performance of the professional in the function.

The Company’s strategy consists in positioning the base salary of the executives in line with the market average, so as to balance fixed costs and ensure competitiveness of this compensation installment.

The Company applies the Hay method to evaluate positions as a tool to establish both internal balance, by defining levels that group functions of similar size, complexity and impact in the business, and to establish accurate parameters of comparison to the market.

Salary ranges are defined based on market references, with (minimum and maximum) amplitudes that make it possible to acknowledge the performance of the occupant of the position in relation to the position’s market value.

Direct and indirect benefits: the Company has a benefits policy intended to offer its employees such programs as of medical and dental assistance, pharmacy allowance, group life insurance, food allowance, private pension plan, among others, which, added to the fixed and variable compensation, make the compensation package competitive and attractive within the market.

Post-Employment Benefits: The Company offers all its employees the possibility of participating in the private pension plan, such participation being a choice of the collaborator, aiming at increasing the appeal of its compensation package.

Others (INSS): Every month, the Company contributes to the National Institute of Social Security (INSS), thus complying with its mandatory nature and protecting its employees in relation to their future retirement, necessity of survivor’s pension, sickness allowance, accident allowance, among others.

Variable Compensation

The variable compensation applied to Statutory and Non-Statutory Officers is based in short and long-term incentives, as per detailing of the mentioned installments in the information on the composition of compensation. It should be pointed out that the members of the Board of Directors and of the Statutory Audit Committee receive only fixed compensation.

Short-Term Incentives (“Bonus”): their purpose is to encourage and reward in terms of the result of the year’s business plan, as well as to recognize the merit of the individual performance of the executives.

In addition to recognizing and rewarding, the short-term incentive plan works as a tool to ensure clarity and focus of the key performance indicators, so that excellence in the performance of the business plan is guaranteed.

The Company’s strategy is to position the program’s earning opportunity in the third quartile of the market for results in line with the business plan, whereas it may generate an opportunity of higher earnings in case of better results of the business and of the individual performance of the executives.

The target rewarding levels for expected results, as well as the maximum levels, are defined per organizational level, in view of the values and compensation mix practiced by the market.

The plan provides that, on an annual basis, after approval of the business plan, the key-indicators of financial and/or operating excellence results are defined, which shall be measured for compensation purposes.

Long-term Incentives (“Share-based Compensation”): The Company’s Long-Term Bonus Program (“ILP”) consists of the transfer of preferred shares to the program beneficiaries, upon meeting agreed annual targets, during the years 2012 to 2015. We also advise that the Company required the approval of the Brazilian Securities Commission (CVM) to transfer treasury shares, specifically for the Long-Term Special Bonus Program, in accordance with Article 2 of CVM

Instruction No. 10/80. The CVM panel resolved unanimously (i) to authorize the transfer of the Company’s treasury shares to beneficiaries of the ILP, provided that all the requirements of CVM Instruction No. 10/1980 are fulfilled, and (ii) that the Company ILP would have to be approved by the shareholders in General Meeting. Nevertheless, in order to align it better with the Company’s new management cycle and business priorities, the Long-Term Incentive Plan is being reworked by the Company and the Board of Directors.

Proportion that each element bears to total compensation

The following table shows the proportion that each element bears to the total compensation of Company managers for the years indicated:

(percentages)	Board of Directors	Audit Committee	Statutory Executive Board	Non-Statutory Executive Board
	2014
Fixed compensation	100.00	100.00	29.78	53.15
Variable compensation - Bonus	0.00	0.00	70.22	46.85
Variable compensation – ILP	0.00	0.00	0.00	0.00

	2013
Fixed compensation	100.00	100.00	100.00	100.00
Variable compensation - Bonus	0.00	0.00	0.00	0.00
Variable compensation – ILP	0.00	0.00	0.00	0.00

	2012
Fixed compensation	100.00	100.00	100.00	100.00
Variable compensation - Bonus	0.00	0.00	0.00	0.00
Variable compensation – ILP	0.00	0.00	0.00	0.00

Considering as Fixed Compensation: (Salary/Pro-Labore, direct and indirect benefits, post-employment benefits and others (INSS).

The members of the Company’s committees do not receive any kind of compensation.

Methodology of calculation and adjustment of each of the compensation items

The compensation policy provides on the following calculation methodology for:

Fixed Compensation: for the Statutory e Non-Statutory Boards, the fixed compensation is calculated based on the value of the monthly salary x 13.33, which considers, as fixed compensation, the 13th salary and the additional 1/3, related to vacations. The members of the Company’s committees do not receive any kind of compensation. For the Board of Directors and the Statutory Audit Committee, it is calculated based on the fee x 12. The fixed compensation may be adjusted pursuant to the result of salary surveys conducted, but it does not have a mandatory nature, specific rule or fixed percentage, although its purpose is to maintain the Company’s competitiveness strategy.

We point out that, pursuant to the Corporations Law and to the Company’s By-laws, it shall be incumbent upon the shareholders, convened at an Ordinary General Meeting, to annually establish the global amount of the compensation of the members of the administration. However, it is incumbent upon the Board of Directors to decide on the form of distribution of the stipulated amount among its members and those of the executive board.

Variable Compensation: The variable compensation applied to Statutory and Non-Staturoty Officers is based in short and long-term incentives, as per detailing of the mentioned installments in the information on the composition of compensation. It should be pointed out that the members of the Board of Directors and of the Statutory Audit Committee receive only fixed compensation.

Direct and Indirect Benefits: It considers the whole benefits package, and its calculation methodology and adjustment criteria are oriented as annually approved in the collective bargaining. For more details on the benefits offered, please see chart 14.3 (b).

Post-Employment Benefits: The Company monthly contributes with an amount equivalent to that paid by the employee, to the private pension plan, in addition to fully paying the administration and insurance fees defined by the plan. The plan does not provide for adjustments throughout its effectiveness.

Others (INSS): The INSS installment is calculated on basis of the compensation received by the collaborator. This installment includes other mandatory contributions, such as the SAT- Labor Accidents Insurance, Incra and Sebrae, as established by the National Institute of Social Security. There is no rule on internal adjustment, and only the rules and terms established by the Federal Government are observed.

Short-Term Incentives (“Bonus”): the Bonus installment is calculated considering the variable compensation target (bonus target), which represents the amount paid in case of results 100% aligned with the goals defined for the year. The main performance indicators taken into account in the determination of short-term incentives are the Economic Value Added (“EVA”), income, EBITDA, among others, annually defined by the Board of Directors.

Long-term Incentives (“Share-based Compensation”):

Not applicable, since no shares have yet been transferred under the Company’s Long-Term Bonus Program.

Long-Term Incentives (“Stock-Based Compensation”): Reasons that justify the composition of the compensation

The composition of both the fixed and variable compensation is defined in view of market references that permit the acknowledgment of the seniority of the occupants of the position in relation to the market value of the same.

The Company uses executives compensation researches conducted by independent consulting firms to determine the competitiveness levels for the several compensation lines (salaries, benefits, short and long-term incentives).

Main performance indicators taken into consideration in the determination of each compensation item

The members of the Board of Directors and of the Statutory Audit Committee are eligible only for fixed compensation, as per the market practice, not being subject to development indicators. The Officers, in turn, are eligible for variable compensation, being subject to development indicators, as described below. The members of the Company’s committees do not receive any kind of compensation.

Short-Term Incentive (Bonus)

The key performance indicators taken into account in determining short-term incentives include Economic Value Added (EVA), revenues and EBITDA, as decided annually by the Board of Directors. Results are determined on the basis of indicators of Delta EVA, Growth of Net Revenues, Gross Debt, EBITDA and Quality of Services (measured by the Anatel Complaints per Customer indicator).

Long-Term Incentive (share-based compensation)

The long-term bonus program takes into account the rise in market value of Company shares and uses OFCF (Operating Free Cash Flow) and EVA (Economic Value Added) as performance indicators, so that it is directly related to the Company’s value.

We also advise that the Company required the approval of the Brazilian Securities Commission (CVM) to transfer treasury shares, specifically for the Long-Term Special Bonus Program, in accordance with Article 2 of CVM Instruction No. 10/80. The CVM panel resolved unanimously (i) to authorize the transfer of the Company’s treasury shares to beneficiaries of the ILP, provided that all the requirements of CVM Instruction CVM No. 10/1980 were fulfilled, and (ii) that the Company ILP would have to be approved by the shareholders in General Meeting. Nevertheless, in order to align it better with the Company’s new management cycle and business priorities, the Long-Term Incentive Plan is being reworked by the Company and the Board of Directors.

How compensation is structured to reflect the evolution of performance indicators

The members of the Board of Directors and of the Statutory Audit Committee are eligible only for fixed compensation, as per the market practice, not being subject to development indicators. The Officers, in turn, are eligible for variable compensation, being subject to development indicators, as described below. The members of the Company’s committees do not receive any kind of compensation.

Short-Term Incentive (Bonus): its purpose is to encourage and reward in terms of the result of the year’s business plan, as well as to recognize the merit of the individual performance of the executives. The short-term incentive plan (ICP) works as a tool to ensure clarity and focus of the key-performance indicators (KPIs), so that excellence in the performance of the business plan is guaranteed.

Long-Term Incentive (stock-based compensation): its purpose is to stimulate the compliance with medium and long-term Corporate goals, giving the executives an equity interest in the development of the Company and aligning their interests with those of the shareholders. Additionally, the ILP program enables the Company to attract and retain prime professionals, giving them the opportunity of being rewarded for generating value to the shareholders.

How the compensation policy or practice aligns with the interests of the issuer in the short, medium and long term.

The Company’s compensation policy offers a fair compensation to its executives as opposed to that of the comparison market, considering the scope of work and seniority of the professional. The opportunity of differentiated total earnings occurs in view of the business results in the short, medium and long term, as well as the individual performance of the executives in such results, so as to guarantee the company’s capacity to attract, retain and motivate the executives in view of the business results in the short and long term, aligning their interests to those of the shareholders

In this sense, the variable compensation - short-term incentive – aligns to the interests of the Company in the short term, whereas the long-term variable compensation aligns to the interests of the Company in the medium and long term.

Existence of compensation borne by subsidiaries, controlled companies or direct or indirect controllers.

Not applicable. There are no compensation installments received by administrators and other people mentioned in the lead paragraph of item “13.1” of this Reference Form in view of the position they have at the issuer, whether borne by subsidiaries, controlled companies or direct or indirect controllers, notwithstanding the compensation installments not related to the position at the issuer, as detailed in chart “13.15” of this Reference Form.

Existence of any compensation or benefit bound to the occurrence of a certain corporate event, such as the disposal of issuer’s share control.

There is no provision of any compensation or benefit bound to the occurrence of any certain corporate event.

13.2 – Total compensation of the Board of Directors, Statutory Board and Audit Committee

Total compensation for the Fiscal Year ended December 31, 2012 – Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	17.00	10.00	5.00	32.00
Annual fixed compensation
Salary or pro labore	8,369,802	10,822,5000	605,455	19,797,756.23
Direct and indirect benefits		168,550		168,549.64
Participation in committees
Others		1,462,207		1,462,207.24
Variable compensation
Bonus		19,980,000		19,980,000.00
Profit sharing
Participation in meetings
Commissions
Others
Post-employment benefits		500,815		500,815.29
Cessation of position
Based on shares
Total remuneration	8,369,801.68	32,934,072.16	605,454.55	41,909,328.39

Note: Data informed according to Remuneration policy provided for 2015.

Total compensation for the Fiscal Year ended December 31, 2015 – Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	15,33	3,42	4,33	23,08
Annual fixed compensation
Salary or pro labore	6.113.386,66	4.759.638,89	421.200,00	11.294.225,55
Direct and indirect benefits		246.005,22		246.005,22
Participation in committees
Others		643.065,69		643.065,69
Description of other fixed compensation
Variable compensation		13.549.397,00		13.549.397,00
Bonus
Profit sharing
Participation in meetings
Commissions
Others		97.984,84		97.984,84
Post-employment benefits
Cessation of position				0,00
Based on shares
Total Compensation	6.113.386,66	19.296.091,64	421.200,00	25.830.678,30
Notes	The number of members correspond to the annual average of number of members of each board, the number of which is monthly assessed, in accordance with CVM/ SEP Official – Circular No. 01/2014.	The number of members correspond to the annual average of number of members of each board, the number of which is monthly assessed, in accordance with CVM/ SEP Official – Circular No. 01/2014.	The number of members correspond to the annual average of number of members of each board, the number of which is monthly assessed, in accordance with CVM/SEP Official – Circular No. 01/2014.

Total compensation for the Fiscal Year ended December 31, 2013 – Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	16,00	5,83	4,83	26,67
Annual fixed compensation
Salary or pro labore	4.785.587,12	7.986.393,13	439.000,00	13.210.980,25
Direct and indirect benefits		567.240,69		567.240,69
Participation in committees
Others		1.487.605,14		1.487.605,14
Description of other fixed compensation
Variable compensation		—		0,00
Bonus
Profit sharing
Participation in meetings
Commissions
Others		164.516,14		164.516,14
Post-employment benefits
Cessation of position				0,00
Based on shares	16,00	5,83	4,83	26,67
Total Compensation	4.785.587,12	10.205.755,10	439.000,00	15.430.342,22
Notes	The number of members correspond to the annual average of number of members of each board, the number of which is monthly assessed, in accordance with CVM/ SEP Official – Circular No. 01/2014.	The number of members correspond to the annual average of number of members of each board, the number of which is monthly assessed, in accordance with CVM/ SEP Official – Circular No. 01/2014.	The number of members correspond to the annual average of number of members of each board, the number of which is monthly assessed, in accordance with CVM/SEP Official – Circular No. 01/2014.	—

Total compensation for the Fiscal Year ended December 31, 2012 – Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	13,50	8,00	4,25	25,75
Annual fixed compensation
Salary or pro labore	3.201.739,85	8.134.078,23	273.535,23	11.609.353,31
Direct and indirect benefits		782.001,93		782.001,93
Participation in committees
Others		2.082.957,89		2.082.957,89
Description of other fixed compensation
Variable compensation
Bonus
Profit sharing
Participation in meetings
Commissions
Others		288.397,58		288.397,58
Post-employment benefits
Cessation of position
Based on shares	13,50	8,00	4,25	25,75
Total compensation	3.201.739,85	11.287.435,62	273.535,23	14.762.710,70
Notes	The number of members correspond to the annual average of number of members of each board, the number of which is monthly assessed, in accordance with CVM/ SEP Official – Circular No. 01/2014.	The number of members correspond to the annual average of number of members of each board, the number of which is monthly assessed, in accordance with CVM/ SEP Official – Circular No. 01/2014.	The number of members correspond to the annual average of number of members of each board, the number of which is monthly assessed, in accordance with CVM/SEP Official – Circular No. 01/2014.

13.3 – Variable compensation of the Board of Directors, Statutory Board and Audit Committee

The tables below indicate the variable compensation related to the fiscal years ended on December 31, 2014, 2013 and 2012:

Year ended December 2014

	Board of Directors	Executive Board	Audit Committee	Total
Number of Members	15.33	3.42	4.33	23.08
In respect of the Bonus:
Minimum amount forecast	—	0.00	—	0.00

Maximum amount forecast	—	18,301,386.24	—	18,301,386.24

Amount forecast if targets are met	—	9,150,693.12	—	9,150,693.12

Amount actually recognized	—	13,549,397.00	—	13,549,397.00

In respect of Profit Sharing	—		—
Minimum amount forecast	—	0.00	—	0.00

Maximum amount forecast	—	0.00	—	0.00

Amount forecast if targets are met	—	0.00	—	0.00

Year ended December 2013

	Board of Directors	Executive Board	Audit Committee	Total
Number of Members	16.00	5.83	4.83	26.67
In respect of the Bonus:
Minimum amount forecast	—	0.00	—	0.00

Maximum amount forecast	—	18,745,656.00	—	18,745,656.00

Amount forecast if targets are met	—	9,372,828.00	—	9,372,828.00

Amount actually recognized	—	0.00	—	0.00

In respect of Profit Sharing
Minimum amount forecast	—	0.00	—	0.00

Maximum amount forecast	—	0.00	—	0.00

Amount forecast if targets are met	—	0.00	—	0.00

Year ended December 2012

	Board of Directors	Executive Board	Audit Committee	Total
Number of Members	13.50	8.00	4.25	25.75
In respect of the Bonus:
Minimum amount forecast	—	0.00	—	0.00

Maximum amount forecast	—	17,906,568.00	—	17,906,568.00

Amount forecast if targets are met	—	8,953,284.00	—	8,953,284.00

Amount actually recognized	—	0.00	—	0.00

In respect of Profit Sharing
Minimum amount forecast	—	0.00	—	0.00

Maximum amount forecast	—	0.00	—	0.00

Amount forecast if targets are met	—	0.00	—	0.00

The members of the Board of Directors and Tax Councils are not qualified to variable remuneration.

13.4 – Stock-based compensation plan for the board of directors and statutory board.

In relation to the stock-based compensation plan for the board of directors and statutory board, in effect in the last fiscal year and applicable to the current fiscal year, we inform:

a) General terms and conditions

The Company’s Long-Term Bonus Program (“ILP”) consists in the transfer of preferred shares by the Company to the beneficiaries of the program, as a consequence of the attainment of previously stipulated annual goals, through 2012 to 2015.

We also advise that the Company required the approval of the Brazilian Securities Commission (CVM) to transfer treasury shares, specifically for the Long-Term Special Bonus Program, in accordance with Article 2 of CVM Instruction No. 10/80. The CVM panel resolved unanimously (i) to authorize the transfer of the Company’s treasury shares to beneficiaries of the ILP, provided that all the requirements of CVM Instruction No. 10/1980 were fulfilled, and (ii) that the Company ILP would have to be approved by the shareholders in General Meeting. Nevertheless, in order to align it better with the Company’s new management cycle and business priorities, the Long-Term Incentive Plan is being reworked by the Company and the Board of Directors.

The compensation plan is based on a long-term scenario, and its concept is that long-term results are attained through the conduction of the annual business goals in a consistent and sustainable fashion.

The approved statutory officers participate in the ILP. The members of the Company’s Board of Directors are not eligible to participate, though.

The respective plan is comprised by two installments: installment “A” and installment “B”, with distinct indicators and measurement cycles, as described below:

Installment A

Installment “A” corresponds to the starting value, equivalent to two (2) time-proportional (pro rata temporis) targets, defined for the group to which the beneficiary is eligible, in the Company’s Executive Bonus Program.

The effective transfer of the shares in installment “A” is conditioned to the attainment of the long-term strategic goals established for the plan, in such a way that the eventual transfer of shares shall occur only once, by the end of the ILP’s term, in 2016, if all goals are attained.

Installment B

Installment “B” is annually defined, during the 2012-2015 cycle, as per the (1:1) matching of the amount effectively paid in the Executive Bonus program in the period.

The effective transfer of the shares in installment “B” is conditioned to the attainment of the long-term strategic goals established for the plan, in such a way that the eventual transfer of shares shall occur only once, by the end of the ILP’s term, in 2016, if all goals are attained by the end of the ILP’s term, in 2016, if all goals are attained.

The sum of installments “A” and “B” represents the total amount to be used as a reference to determine the maximum number of shares each beneficiary may be entitled to, if the totality of the strategic goals are attained.

The transfer of the shares shall occur only in 2016, and is conditioned to the attainment of goals.

Strategic Goals

The attainment of the strategic goals is an essential condition for the definition of the quantity of reserved shares to be released to the beneficiaries.

In case of full attainment of the two strategic goals, the participant shall receive the totality of installments “A” and “B”. If only one out of the two strategic goals is attained, the participant shall receive shares of the Company in a quantity equivalent to 50% of the total value of installments “A” and “B”. If neither goal is attained, there shall be no transfer of shares.

Adjustments

Although reserved shares are not owned by the beneficiaries until the determination of the attainment of the strategic goals, the plan provides that the earnings of a shareholder throughout the determination period (2012-2015) are included in the plan. Hence, the amount equivalent to the distribution of results to the shareholders (dividends, bonuses, interest on equity (“JCP”) or any payment equivalent to the same) shall be converted into shares and reserved for each participant, based on the price per share on the date of approval of the mentioned distribution by the competent corporate body.

b) Main purposes of the plan.

The purpose of the ILP is to foster a high level of engagement of its executives and of keeping them committed to the attainment of the strategic goals contained in the Company Business Plan for 2012-2015, further assuring the alignment and permanence of the same in the medium and long term.

c) How the plan contributes to such purposes.

The ILP encourages the attainment of the strategic goals contained in the Company’s Business Plan for the 2012 / 2015 period, through the transfer, in 2016, of shares issued by the Company to the program’s beneficiaries, always subject to the attainment of the goals stipulated in the ILP, which shall be measured by the end of the term of the Policy. Hence, the ILP fosters the long-term engagement and commitment of its executives, once it grants the beneficiaries a share in the development of the Company, giving them the opportunity of being rewarded for generating value to the shareholders.

d) How the plan is inserted within the issuer’s compensation policy.

The ILP is part of a set of instruments of compensation, retaining and alignment of the Company’s Executives. This plan is classified as a long-term incentive, an integral part of the Executives variable compensation, once the transfer of the Company’s shares to the beneficiary is subject to the attainment of the goals established for the 2012 - 2015 period, which shall be measured by the end of the term of the policy.

e) How the plan aligns the interests of the administrators to those of the issuer in the short, medium and long term.

The ILP is based on the attainment of the strategic goals contained in the Company’s Business Plan for the 2012 / 2015 period, through the transfer, in 2016, of shares issued by the Company to the program’s beneficiaries, always subject to the attainment of the goals stipulated in the plan. Therefore, the ILP offers the ILP beneficiaries the opportunity of being rewarded for generating value to the shareholders, aligning their interests to those of the shareholders.

f) Maximum number of shares involved.

The Company’s estimates that nearly 19 million of preferred shares, corresponding to 2.26% of the total shares that comprise the capital stock will be transferred to ILP’s beneficiaries.

However, by reason of the compensation structure approved for the ILP, which establishes that part of the shares to be transferred be calculated based on the average quotation of the 30 sessions held before the date of the effective payment of the Executive Bonus, referring to each of the fiscal years, of 2012, 2013, 2014 and 2015; there is no way of anticipating, with precision, the total number of shares that may be effectively transferred to the beneficiaries, even if the full attainment of the Company’s goals is presumed.

g) Maximum number of options to be granted.

Not applicable. The ILP is not equivalent to a stock (purchase) option plan, once there is no actual grant of a purchase option, but a transfer of shares conditioned to the attainment of strategic goals previously established.

h) Conditions for acquisition of shares

The transfer of shares will only occur in 2016, and is conditioned to the compliance with strategic goals.

Reaching the strategic goals is sine qua non condition to define the number of reserved shares to be released to the beneficiaries.

In case both strategic goals are fully reached, the entirety of portions “A” and “B” will be transferred to the participant. In case only one of two strategic Goals is reached, the Company shares equivalent to 50% of total amount of portions “A” and “B” will be transferred to the participant. If neither goals is reached there will be no transfer of shares.

The strategic goals and their respective weights, for the purposes of payment of A and B portions, were defined as below:

a) The Operating Free Cash Flow (OFCF), having a weight of 50% of total reserved shares, is constituted by the result of the equation that considers the EBITDA (Income before Interests, Taxes, Depreciation and Amortization) of each year, less the investments made (CAPEX Econômico), plus the incomes obtained with the sale of assets, provided they are approved with such purpose. The goal is to reach the target of generating free operational cash flow in the period 2012-2015.

b) EVA, with weight of 50% of total reserved shares, is an estimate of Economic Gains, after subtracting all operating expenses, including the cost of Capital used in the operation. On the other hand, Delta EVA measures the variation of EVA of current year as compared to the previous year. The goal is to reach the target of EVA variation for the period 2012-2015.

i) Criteria for determining the acquisition or exercise price

Portion A: The number of shares reserved for this portion is based on the average value of OiBR4 share quotation in the period between April 09 and April 30, 2012, adjusted according to the distribution of dividends made in May 2012.

Portion B: the number of shares reserved for this portion will be based on the average daily closing price of thirty (30) auctions before the date of the effective payment of Executive Bonus for each year. In case of distribution of profits to shareholders (dividends, bonuses, interests on net equity (“JCP”), or any equivalent payment, during the period of thirty (30) auctions before the date of payment of Annual Executive Bonus (Portion B), the price of share will be calculated based on the adjusted average daily closing price (ex-dividends) for this period.

j) Criteria used to determine the term of exercise

Not applicable. Since this is a transfer of shares issued by the Company, the ILP does not have a term for exercise of shares. The effective transfer of shares is conditioned to the compliance with strategic goals and, in this case, it will occur by the end of policy period, which will be in 2016.

k) Restrictions to transfer of shares

The transfer of shares to plan beneficiaries, if any, will only be made in 2016, and is conditioned to the compliance, from 2012 to 2015, of previously determined goals.

l) Criteria and events that may cause suspension, change or extinction of plan

The occurrence of any event that implies change or dispersion of Company´s corporate control, existing on the date of Plan approval, may cause its suspension, change or extinction.

m) Effects of the exit of an administrator from the bodies of issuer on their rights provided for in the compensation plan based in shares

The beneficiary shall remain in full and uninterrupted exercise of functions until December 31, 2015.

If the beneficiary, in its own interest, may leave the staff of Company, or is dismissed by Company´s initiative before December 31, 2015, the delivery of any eventual balance of shares referring to ILP shall not be due, even on pro rata month basis.

We also advise that the Company required the approval of the Brazilian Securities Commission (CVM) to transfer treasury shares, specifically for the Long-Term Special Bonus Program, in accordance with Article 2 of CVM Instruction No. 10/80. The CVM panel resolved unanimously (i) to authorize the transfer of the Company’s treasury shares to beneficiaries of the ILP, provided that all the requirements of CVM Instruction No. 10/1980 were fulfilled, and (ii) that the Company ILP would have to be approved by the shareholders in General Meeting. Nevertheless, in order to align it better with the Company’s new management cycle and business priorities, the Long-Term Incentive Plan is being reworked by the Company and the Board of Directors.

13.5 – Equity interest through shares, units and other convertible securities, held by administrators and members of the statutory audit committee - per body.

Quantity of shares or units directly or indirectly held, in Brazil or abroad, as well as other securities convertible into shares or units, issued by the issuer, its direct or indirect controllers, companies controlled or under common control, by members of the board of directors, of the statutory board or of the statutory audit committee, grouped per body, on the closing date of the last fiscal year.

The members of the Board of Directors, Statutory Board and Statutory Audit Committee only have shares of the Company, thus having no equity interest at controlled companies.

Shares issued by the Company – December 31, 2014

Shareholders	Common Shares	Preferred Shares
Board of Directors	780	861
Statutory Executive Board	1,446	19
Audit Committee	600	3,000
Total	2,826	3,880

13.6 – Stock-based compensation, of the board of directors and of the statutory board.

Not applicable, considering that until the present time, the transfer of shares was not made, in the scope of the Company’s Long-Term Bonus Program.

13.7 – Information on outstanding options held by the board of directors and the statutory executive board

Not applicable. The ILP is not comparable to a stock option program, since there is no effective grant of an option, but simply a transfer of shares conditional on the fulfillment of agreed strategic targets.

13.8 – Options exercised and shares delivered, related to the stock-based compensation of the board of directors and of the statutory board.

Not applicable, since: The ILP is not comparable to a stock option program, as there is no effective grant of an option, but simply a transfer of shares conditional on the fulfillment of agreed strategic targets; and (ii) no shares have as yet been transferred under the Company’s Long-Term Bonus Program.

13.9 - Information required for understanding the data divulged in items 13.6 to 13.8 – Pricing method of the shares and options.

Not applicable, since: (i) the ILP is not comparable to a stock option program, as there is no effective grant of an option, but simply a transfer of shares conditional on the fulfillment of agreed strategic targets; and (ii) no shares have as yet been transferred under the Company’s Long-Term Bonus Program.

13.10 - Information on private pension plans granted to members of the board of directors and to statutory officers.

The Company pays for the private pension plans Fundados/Alternativo, BRTPREV and TCSPREV. However, none of the members of the Board of Directors, of the Statutory Board or of the Statutory Audit Committee are part of the mentioned plans and such plans are closed for new applications as of December 31, 2009. The information submitted in chart 13.2 of this Reference Form refer to private pension plans sponsored by other companies of the group, like the plans mentioned in section 14 of this Reference Form.

13.11 - Maximum, minimum and average individual compensation of the board of directors, the statutory board and the statutory audit committee

Justification for not filing in the chart:

The efficacy of the present item is stayed in relation to IBEF members, by reason of an injunction granted by the 2nd Panel of the Superior Court of Justice in the Scope of Writ of Prevention 17350, sole number 0168534-66-2010.3.00.0000, filed by the IBEF.

13.12 – Mechanisms of compensation or indemnity for administrators in case of removal from office or retirement.

There is no compensation based on agreements with the administrators, in case of removal from office or retirement.

13.13 - Percentage in the total compensation held by administrators and members of the statutory audit committee who are related parties of the controllers

Fiscal Year ended on December 31,

	2014	2013	2012
Board of Directors	94,35%	95.38%	65.60%
Statutory Board	0,00%	40.21%	0.00%
Statutory Audit Committee	40,00%	39.77%	31.37%

13.14 - Compensation of administrators and members of the statutory audit committee, grouped by body, received for any reason other than the function they perform.

There has been no payment of compensation to the members of the Board of Directors, the Executive Board and the Statutory Audit Committee for any reason other than the function they perform.

13.15 – In relation to the last 3 fiscal years, indicate the calculated amounts in the income from controllers, either direct or indirect, of companies under common control and from controlled companies of the issuer, as well as compensation for the board of directors’ members, for the statutory board or for the audit committee of the issuer, grouped by board, specifying to which positions the values were attributed to and to which individuals.

2014	Board of Directors	Statutory Executive Board	Audit Committee	Total
Direct and indirect controlling shareholders	—	—	—	—
Subsidiaries of the Company	—	—	—	—
Companies under common control	—	—	—	—

2013	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect controllers	2,117,833	—	—	2,117,833
Controlled companies of the Company
Companies under common control

2012	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect controllers	1,985,750	—	—	1,985,750
Controlled companies of the Company	43,537	3,110,534	—	3,154,071
Companies under common control	—	—	—	—

13.16 – Other relevant information

There aren’t other relevant information about this item 13.